UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F

Santiago, Chile. April 1, 2024.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the year ended December 31, 2023, the Spanish version of which was filed with the Chilean Financial Market Commission (Comisión para el Mercado Financiero or “CMF”) on February 28, 2024.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2023

Sociedad Química y Minera de Chile S.A. and subsidiaries

In thousands of United States dollars

This document includes:

-	Consolidated Statements of Financial Position
-	Consolidated Statements of Income
-	Consolidated Statements of Comprehensive Income
-	Consolidated Statements of Cash Flows
-	Consolidated Statements of Changes in Equity
-	Notes to the Consolidated Financial Statements

Notes to the Consolidated Interim Financial Statements December 31, 2022

Notes to the Consolidated Interim Financial Statements December 31, 2022

Notes to the Consolidated Interim Financial Statements December 31, 2022

Notes to the Consolidated Interim Financial Statements December 31, 2022

Consolidated Financial Statements December 31, 2023

Consolidated Classified Statements of Financial Position

Assets	Note	As of December 31, 2023	As of December 31, 2022
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	10.1	1,041,369	2,655,236
Other current financial assets	13.1	1,325,843	961,355
Other current non-financial assets	17	136,750	196,335
Current trade and other receivables	13.2	907,181	1,087,420
Current trade receivables due from related parties	12.5	43,253	81,622
Current inventories	11	1,774,594	1,784,281
Current tax assets	26.1	637,033	224,914
Total current assets other than those classified as held for sale or disposal		5,866,023	6,991,163
Non-current assets or groups of assets classified as held for sale		118	346
Total non-current assets held for sale		118	346
Total current assets		5,866,141	6,991,509

Non-current assets
Other non-current financial assets	13.1	248,281	32,126
Other non-current non-financial assets	17	373,700	52,396
Non-current trade receivables	13.2	2,559	2,091
Investments accounted for under the equity method	8.1-9.1	86,417	54,386
Intangible assets other than goodwill	15.1	155,874	166,336
Goodwill	15.1	958	967
Property, plant and equipment net	16.1	3,609,937	2,726,838
Right-of-use assets	14.1	73,193	60,867
Non-current tax assets	26.1	986,274	127,114
Deferred tax assets	26.3	302,236	604,471
Total non-current assets		5,839,429	3,827,592
Total assets		11,705,570	10,819,101

The accompanying notes form an integral part of these consolidated financial statements.

1

Consolidated Financial Statements December 31, 2023

Consolidated Classified Statements of Financial Position

Liabilities and Equity	Note	As of December 31, 2023	As of December 31, 2022
		ThUS$	ThUS$
Current liabilities
Other current financial liabilities	13.4	1,256,499	522,999
Current lease liabilities	14.2	18,192	12,149
Current trade and other payables	13.5	449,633	374,789
Current trade payables due to related parties	12.6	2,346	-
Other current provisions	19.1	392,322	1,303,146
Current tax liabilities	26.2	20,890	356,611
Current provisions for employee benefits	18.1	23,946	35,376
Other current non-financial liabilities	19.4	187,305	446,477
Total current liabilities		2,351,133	3,051,547
Non-current liabilities
Other non-current financial liabilities	13.4	3,213,422	2,394,218
Non-current lease liabilities	14.2	56,966	49,585
Other non-current provisions	19.1	60,450	58,053
Deferred tax liabilities	26.3	394,688	289,825
Non-current provisions for employee benefits	18.1	62,006	43,872
Total non-current liabilities		3,787,532	2,835,553
Total liabilities		6,138,665	5,887,100

Equity
Equity attributable to owners of the Parent	20
Share capital		1,577,643	1,577,643
Retained earnings		3,838,162	3,350,114
Other reserves		114,870	(31,125)
Equity attributable to owners of the Parent		5,530,675	4,896,632
Non-controlling interests		36,230	35,369
Total equity		5,566,905	4,932,001
Total liabilities and equity		11,705,570	10,819,101

The accompanying notes form an integral part of these consolidated financial statements.

2

Consolidated Financial Statements December 31, 2023

Consolidated Statements of Income

		For the period from January to December of the year
Consolidated Statements of Income	Note	2023	2022
		ThUS$	ThUS$
Revenue	22.1	7,467,490	10,710,578
Cost of sales	22.2	(4,392,436)	(4,973,953)
Gross profit		3,075,054	5,736,625
Other income	22.3	40,557	9,854
Administrative expenses	22.4	(175,765)	(142,644)
Other expenses	22.5	(93,400)	(75,971)
Reversal (impairment) of value of financial assets	22.7	202	3,369
Other (losses) gains	22.6	(2,254)	117
Income from operating activities		2,844,394	5,531,350
Finance income	22.10	122,726	47,038
Finance costs	16-22.9	(138,402)	(86,651)
Share of profit from associates and joint ventures accounted for using the equity method	8.1-9.3	593	20,159
Foreign currency translation differences	24	(22,293)	(25,400)
Income before taxes		2,807,018	5,486,496
Income tax expense	26.3	(787,275)	(1,572,212)
Net income		2,019,743	3,914,284
Net income attributable to:
Net income attributable to owners of the parent		2,012,667	3,906,311
Net Income attributable to Non-controlling interests		7,076	7,973
		2,019,743	3,914,284

		For the period from January to December of the year
Earnings per share	Note	2023	2022
		ThUS$	ThUS$
Common shares
Basic earnings per share (US$ per share)		7.0462	13.6757
Diluted common shares
Diluted earnings per share (US$ per share)		7.0462	13.6757

The accompanying notes form an integral part of these consolidated financial statements.

3

Consolidated Financial Statements December 31, 2023

Consolidated Statements of Comprehensive Income

	For the period from January to December of the year
Consolidated Statements of Comprehensive Income	2023	2022
	ThUS$	ThUS$
Net income	2,019,743	3,914,284
Items of other comprehensive income that will not be reclassified to income for the year, before taxes
(Losses) gain from measurements of defined benefit plans	(5,843)	(6,350)
Gains (losses) from financial assets measured at fair value through other comprehensive income	190,509	190
Total other comprehensive losses that will not be reclassified to income for the year, before taxes	184,666	(6,160)
Items of other comprehensive income that will be reclassified to income for the year, before taxes
Foreign currency exchange gains (losses)	3,177	(255)
Cash flow hedges- effective portion of changes in far value	126	36,079
Cash flow hedges-reclassified to income for the year	18,566	(9,457)
Total other comprehensive income (loss) that will be reclassified to income for the year	21,869	26,367
Other items of other comprehensive income, before taxes	206,535	20,207
Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income interest related to revaluation of defined benefit pension plans through other comprehensive income	1,582	1,273
Income tax (expense) benefit relating to gains (losses) on financial assets measured irrevocably at fair value through other comprehensive income	(57,242)	(17)
Total income tax relating to components of other comprehensive income that will be not reclassified to profit for the year	(55,660)	1,256
Income taxes relating to components of other comprehensive income that will be reclassified to profit for the year
Income tax related to income from cash flow hedges	(5,047)	(7,172)
Total income tax (expense) benefit relating to components of other comprehensive income that will be reclassified to profit for the year	(5,047)	(7,172)

Total other comprehensive income (losses)	145,828	14,291
Total comprehensive income	2,165,571	3,928,575
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	2,158,444	3,920,781
Comprehensive income attributable to non-controlling interest	7,127	7,794
	2,165,571	3,928,575

See note 20.

The accompanying notes form an integral part of these consolidated financial statements.

4

Consolidated Financial Statements December 31, 2023

Consolidated Statements of Cash Flows

		For the period from January to December of the year
Consolidated Statements of Cash Flows	Note	2023	2022
		ThUS$	ThUS$
Cash flows generated from (used in) operating activities
Classes of cash receipts generated from operating activities
Cash receipts from sales of goods and rendering of services		8,162,698	10,954,251
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		-	1,345
Cash receipts derived from sub-leases		89	129
Classes of Payments
Cash payments to suppliers for the provision of goods and services		(5,637,224)	(5,255,694)
Cash payments relating to variable leases		(4,700)	(3,631)
Other payments related to operating activities		(86,291)	(24,148)
Net cash generated from operating activities		2,434,572	5,672,252
Dividends received		9,328	6,354
Interest paid		(121,222)	(109,697)
Interest paid on lease liabilities		(2,038)	(1,226)
Interest received		103,352	48,120
Income taxes paid		(2,309,640)	(1,648,668)
Other cash (outflows) inflows (1)		(292,645)	113,026
Net Cash (used in) generated from operating activities		(178,293)	4,080,161

Cash flows generated from (used in) investing activities
Sale of equity instruments		4,745	4,745
Proceeds related to the acquisition of subsidiaries		-	(31,885)
Purchase of ownership interest in associates and joint ventures		(34,547)	-
Acquisition of non-current financial assets		(30,701)	-
Proceeds from the sale of property, plant and equipment		44	112
Adquisition of property, plant and equipment		(1,103,598)	(905,247)
Proceeds from sales of intangible assets		5,205	3,624
Proceeds related to futures, forward options and swap contracts		18,034	39,878
Loans to related parties		3,387	873
Purchase of other long-term assets		(12,002)	(11,341)
Other cash outflows (2) (3)		(332,060)	(10,160)
Cash flow (used in) generated from investing activities		(1,481,493)	(909,401)

(1) Other (outflows) inflows of cash from operating activities include net increases (decreases) of value added tax, banking expenses, and taxes associated with interest payments.

(2) Other (cash outflows) include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date. Other inflows (outflows) of cash from investing activities include guarantees deposits described in note 13.2.

The accompanying notes form an integral part of these consolidated financial statements.

5

Consolidated Financial Statements December 31, 2023

Consolidated Statements of Cash Flows

		For the period from January to December of the year
Consolidated Statements of Cash Flows	Note	2023	2022
		ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Repayment of lease liabilities		(15,914)	(10,478)
Proceeds from long-tern loans		850,000	200,000
Cost of bond issuance		(18,346)	(2,566)
Proceeds from short-term loans		1,215,000	60,000
Loan repayments and associated hedges		(530,717)	(13,117)
Proceeds from hedges associated to loans		18,927	(993)
Dividends paid		(1,471,035)	(2,238,381)
Net cash flows generated from (used in) financing activities		47,915	(2,005,535)

Net increase in cash and cash equivalents before the effect of changes in the exchange rate		(1,611,871)	1,165,225
Effects of exchange rate fluctuations on cash and cash equivalents		(1,996)	(25,040)
increase in cash and cash equivalents		(1,613,867)	1,140,185
Cash and cash equivalents at beginning		2,655,236	1,515,051
Cash and cash equivalents at end	10	1,041,369	2,655,236

The accompanying notes form an integral part of these consolidated financial statements.

6

Consolidated Financial Statements December 31, 2023

Consolidated Statements of Changes in Equity

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2023	1,577,643	(8,042)	(14,575)	(10,973)	(9,198)	(42,788)	11,663	(31,125)	3,350,114	4,896,632	35,369	4,932,001
Net profit	-	-	-	-	-	-	-	-	2,012,667	2,012,667	7,076	2,019,743
Other comprehensive income	-	3,121	13,645	133,267	(4,256)	145,777	-	145,777	-	145,777	51	145,828
Comprehensive income	-	3,121	13,645	133,267	(4,256)	145,777	-	145,777	2,012,667	2,158,444	7,127	2,165,571
Dividends (1)	-	-	-	-	-	-	-	-	(1,524,619)	(1,524,619)	(6,266)	(1,530,885)
Other increases in equity	-	-	-	-	-	-	218	218	-	218	-	218
Total changes in equity	-	3,121	13,645	133,267	(4,256)	145,777	218	145,995	488,048	634,043	861	634,904
Equity as of December 31, 2023	1,577,643	(4,921)	(930)	122,294	(13,454)	102,989	11,881	114,870	3,838,162	5,530,675	36,230	5,566,905

Consolidated Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2022	1,577,643	(7,913)	(34,025)	(11,146)	(4,174)	(57,258)	13,103	(44,155)	1,648,032	3,181,520	34,451	3,215,971
Net profit	-	-	-	-	-	-	-	-	3,906,311	3,906,311	7,973	3,914,284
Other comprehensive income	-	(129)	19,450	173	(5,024)	14,470	-	14,470	-	14,470	(179)	14,291
Comprehensive income	-	(129)	19,450	173	(5,024)	14,470	-	14,470	3,906,311	3,920,781	7,794	3,928,575
Dividends (1)	-	-	-	-	-	-	-	-	(2,204,229)	(2,204,229)	(7,369)	(2,211,598)
Other (decreases) in equity	-	-	-	-	-	-	(1,440)	(1,440)	-	(1,440)	493	(947)
Total changes in equity	-	(129)	19,450	173	(5,024)	14,470	(1,440)	13,030	1,702,082	1,715,112	918	1,716,030
Equity as of December 31, 2022	1,577,643	(8,042)	(14,575)	(10,973)	(9,198)	(42,788)	11,663	(31,125)	3,350,114	4,896,632	35,369	4,932,001

(1)	See Note 20.7

The accompanying notes form an integral part of these consolidated financial statements.

7

Notes to the Consolidated Financial Statements December 31, 2023

Glossary

The Following capitalized terms in these financial statements (including their notes) will have the following meaning:

“ADS’’ American Depositary Shares;

“CAM’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce;

“CCHEN’’ Chilean Nuclear Energy Commission;

“CCS’’ cross currency swap;

“CINIIF’’ International Financial Reporting Interpretations Committee;

“CMF’’ Financial Market Commission;

“Directors’ Committee” The Company’s Directors’ Committee;

“Corporate Governance Committee’’ The Company’s Corporate Governance Committee;

“Health, Safety and Environment Committee’’ The Company’s Health, Safety and Environment Committee;

“Lease Agreement’’ the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;

“Project Contract” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”;

“Corfo” Chilean Economic Development Agency;

“DCV’’ Central Securities Depository;

“DGA’’ General Directorate of Water Resources;

“Board” The Company’s Board of Directors;

“Dollar’’ o “US$’’ Dollars of the United States of America;

“DPA’’ Deferred Prosecution Agreement;

“PFIC’’ Passive foreign investment company;

“United States” United States of America;

“FNE’’ Chilean National Economic Prosecutor's Office;

“Management’’ the Company’s management;

"SQM Group’’ The corporate group composed of the Company and its subsidiaries

“Pampa Group’’ Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada;

“IASB’’ International Accounting Standards Board;

“SSI’’ Staff severance indemnities;

“Proyect agreement’’ Proyect agreement for the Salar de Atacama signed by Corfo and SQM Salar in 1993, as subse quently amended;

“IFRIC’’ International Financial Reporting Standards Interpretations Committee;

“CPI” Consumer Price Index;

“IRSW” interest rate swap;

8

Notes to the Consolidated Financial Statements December 31, 2023

“Securities Market Law” Securities Market Law No. 18,045;

“Corporate Law” Ley 18,046 on corporations;

“ThUS$” thousands of Dollars;

“MUS$” millions of Dollars;

“IAS” International Accounting Standard;

“IFRS” International Financial Reporting Standards;

“ILO” International Labor Organization;

“WHO” World Health Organization;

“Pesos’’ or “Ch$” Chilean pesos, legal tender in Chile;

“SEC’’ Securities and Exchange Commission;

“Sernageomin’’ National Geology and Mining Service;

“SIC’’ Standard Interpretations Committee;

“IRS”Internal Revenue Service of Chile;

“SMA” Environmental Superintendent’s Office;

“Company” Sociedad Química y Minera de Chile S.A.;

“SOFR” Secured overnight financing rate;

“SQM Industrial” SQM Industrial S.A.;

“SQM NA” SQM North America Corporation;

“SQM Nitratos” SQM Nitratos S.A.;

“SQM Potasio” SQM Potasio S.A.;

“SQM Salar” SQM Salar S.A.;

“Tianqi” Tianqi Lithium Corporation;

“UF” Unidad de Fomento (a Chilean Peso based inflation indexed currency unit);

9

Notes to the Consolidated Financial Statements December 31, 2023

Note 1	Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. is an open stock corporation organized under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company's telephone number is +(56 2) 2425-2000.

The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique; Level 1; 225 Dt Georges Tce Perth WA 6000, Australia.

1.3	Codes of main activities

The codes of the main activities as established by the CMF, as follows:

•	1700 (Mining)
•	2200 (Chemical products)
•	1300 (Investment)

1.4	Description of the nature of operations and main activities

The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.

(a) Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.

(b) Iodine: The Company produces iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

(c) Lithium: The Company produces lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, and it is an important ingredient in the manufacture of gunpowder, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

10

Notes to the Consolidated Financial Statements December 31, 2023

(d) Industrial chemicals: The Company produces three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used oil drilling, and to produce carrageenan.

(e) Potassium: The Company produces potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.

(f) Other products and services: The Company also sells other fertilizers and blends, some of which we do not produce, mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

11

Notes to the Consolidated Financial Statements December 31, 2023

1.5	Other background

(a)	Employees

As of December 31, 2023 and 2022, the workforce was as follows:

	As of December 31, 2023			As of December 31, 2022
Employees	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	33	137	170	32	128	160
Professionals	190	2,663	2,853	177	2,506	2,683
Technicians and operators	364	4,295	4,659	309	3,845	4,154
Total	587	7,095	7,682	518	6,479	6,997

	As of December 31, 2023			As of December 31, 2022
Place of work	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
In Chile	587	6,447	7,034	518	6,015	6,533
Outside Chile	-	648	648	-	464	464
Total	587	7,095	7,682	518	6,479	6,997

(b)	Main shareholders

As of December 31, 2023, there were 1,172 shareholders.

Following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of December 31, 2023, and as of 2022, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange:

Shareholders as of December 31, 2023	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
Inversiones TLC Spa	62,556,568	43.80%	-	-	21.90%
The Bank Of New York Mellon ADRs	-	-	46,174,681	32.33%	16.17%
Sociedad De Inversiones Pampa Calichera S.A.	42,640,389	29.86%	1,611,227	1.13%	15.49%
Potasios De Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco De Chile on behalf of State Street	-	-	11,744,230	8.22%	4.11%
AFP Habitat S.A.	603,789	0.42%	9,991,619	7.00%	3.71%
Global Mining Spa	8,798,539	6.16%	-	-	3.08%
Banco Santander on behalf of foreign investors	-	-	8,499,930	5.95%	2.98%
AFP Provida S.A.	-	-	8,299,626	5.81%	2.91%
AFP Cuprum S.A.	-	-	7,979,983	5.59%	2.79%
AFP Capital S.A.	-	-	7,525,912	5.27%	2.63%
Banco De Chile on behalf of Citi NA New York	67,463	0.05%	6,339,986	4.44%	2.24%

12

Notes to the Consolidated Financial Statements December 31, 2023

Shareholders as of December 31, 2022	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	64,555,045	45.20%	22.60%
Inversiones TLC Spa (1)	62,556,568	43.80%	-	-	21.90%
Sociedad de Inversiones Pampa Calichera S.A. (2)	43,133,789	30.20%	1,611,227	1.13%	15.66%
Potasios De Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco de Chile via State Street	79,265	0.06%	10,979,388	7.69%	3.87%
AFP Habitat S.A.	-	-	9,504,885	6.66%	3.33%
Inv. Global Mining Chile Ltda.	8,798,539	6.16%	-	-	3.08%
Banco Santander via foreign investor accounts	545,729	0.38%	8,181,775	5.73%	3.06%
AFP Cuprum S.A.	-	-	6,535,039	4.58%	2.29%
Banco de Chile non-resident third party accounts	62,829	0.04%	6,181,476	4.33%	2.19%
AFP Capital S.A.	-	-	5,652,982	3.96%	1.98%
AFP Provida S.A.	-	-	5,263,361	3.69%	1.84%

(1) As reported by DCV, which manages the Company's shareholders' register as of December 31, 2023, and 2022, Inversiones TLC SpA, a subsidiary wholly owned Tianqi Lithium Corporation, is the direct owner of 62,556,568 Series A shares of The Company equivalent to 21.90% of SQM’s shares. In addition, as reported by Tianqi Lithium Corporation, it owns 748,490 Series B SQM shares as reported by Inversiones TLC Spa. Accordingly as of December 31, 2023, and 2022, Tianqi Lithium Corporation owns 22.16% of SQM's through Series A shares and ADS holders of Series B shares.

(2) As of December 31, 2023 and 2022, Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 2,348,842 Series A shares held in custody by stockbrokers.

13

Notes to the Consolidated Financial Statements December 31, 2023

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

(a)	Consolidated statements of financial position as of December 31, 2023 and 2022.
(b)	Consolidated statements of income for three years in the period ended December 31, 2023 and 2022.
(c)	Consolidated statements of comprehensive income for the three years in the period ended January 1 to December 31, 2023 and 2022.
(d)	Consolidated statements of changes in equity for the three years in the period ended December 31, 2023 and 2022.
(e)	Consolidated statements of cash flows for the three years in the period ended December 31, 2023 and 2022.

2.2	Consolidated financial statements

The consolidated financial statements of the Company and subsidiaries have been prepared in accordance with IFRS, as issued by the IASB.

These consolidated financial statements fairly present the Company’s financial position as of December 31, 2023 and 2022 and the results of its operations, changes in equity and cash flows for three years in the period ended December 31, 2023 and 2022.

IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3.

The accounting policies used to prepare these consolidated financial statements comply with each IFRS in effect on the date of their presentation.

As of December 31, 2023, the following reclassifications have been made for those reported as of December 31, 2022 for a consistent presentation between periods, which are considered immaterial to the previously issued financial statements.

Consolidated statements of cash flows	Original balances reported as of December 31, 2022	Reclassification	Balance reclassified as of December 31, 2023
	ThUS$	ThUS$	ThUS$
Cash flows (used in) from operating activities	4,077,595	2,566	4,080,161
Net cash flows from (used in) financing activities	(2,002.969)	(2,566)	(2,005,535)

14

Notes to the Consolidated Financial Statements December 31, 2023

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

(a)	Inventories are recorded at the lower of cost and net realizable value.
(b)	Financial derivatives measured at fair value.
(c)	Certain financial investments measured at fair value with an offsetting entry in other comprehensive income.

2.4	Accounting pronouncements

New accounting pronouncements

(a)	The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2023:

Amendments and improvements	Description	Mandatory for annual periods beginning on or after
Amendment to IAS 12 – Deferred taxes related to assets and liabilities that arise from a single transaction.	These amendments require companies to recognize deferred taxes on transactions that result in equal amounts in taxable and deductible temporary differences in the initial recognition.	01-01-2023

Amendment to IAS 12 "Income Taxes" on International Tax Reform - Pillar Two Model Rules.	This amendment provides companies with a temporary exemption from accounting for deferred taxes arising from the Organization for Economic Cooperation and Development (OECD) international tax reform. The amendments also introduce specific disclosure requirements for affected companies.	01-01-2023

Amendments to IAS 1 "Presentation of Financial Statements" about the classification of liabilities.	This amendment clarifies that liabilities are classified as either current or non-current, depending on their rights as of the reporting date. The classification is not affected by the expectations of the entity or events after the reporting date. For example, the receipt of a waiver or non-compliance with an agreement. The amendment also clarifies what IAS 1 means when it refers to the “settlement" of a liability. The amendment should be applied retrospectively in accordance with IAS 8.	01-01-2023

Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the Company’s consolidated financial statements.

15

Notes to the Consolidated Financial Statements December 31, 2023

(b)	Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2023 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendment to IAS 1 “Non-current liabilities with covenants”.	The amendment is aimed at improving the information that an entity provides when the payment terms of its liabilities can be deferred depending on compliance with covenants within the twelve months following the date of issue of the financial statements.	01-01-2024

Amendments to IFRS 16 “Leases”.	On sales with leaseback, which explains how an entity should recognize the rights to use the asset and how the gains or losses from the sale and leaseback should be recognized in the financial statements.	01-01-2024

Amendments to IAS 7 "Statement of Cash Flows" and IFRS 7 "Financial Instruments: Disclosures" on supplier financing arrangements.	These amendments require disclosures that improve the transparency of supplier financing arrangements and their effects on a company's liabilities, cash flows and exposure to liquidity risk.	01-01-2024

Amendments to IAS 21 - Lack of exchangeability.	This amendment affects an entity that has a transaction in a foreign currency that cannot be exchanged with another currency for a specific purpose as of the measurement date. One currency is exchangeable into another when the other currency can be obtained with a normal administrative delay, and the transaction is performed using a market or exchange mechanism that creates enforceable rights and obligations. This amendment contains instructions regarding the exchange rate to be used when the currency is not exchangeable, as previously described. Early adoption is permitted.	01-01-2025

Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company’s financial statements.

16

Notes to the Consolidated Financial Statements December 31, 2023

2.5	Basis of consolidation

(a)	Subsidiaries

The Company established control as the basis of consolidation for its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.

The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when control is lost.

Subsidiaries are consolidated through the line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group.

Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the Company or until the date when this control ends, as relevant.

To account for an acquisition of a business, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, equity securities issued, and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.

17

Notes to the Consolidated Financial Statements December 31, 2023

The following tables detail general information as of December 31, 2023 on the companies in which the group exercises control:

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
SQM Potasio S.A.	96.651.060-9	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	Dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Aníbal Pinto 3228, Antofagasta	Chile	Peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	Dollar	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285, Las Condes	Chile	Peso	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285, Las Condes	Chile	Dollar	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285, Las Condes	Chile	Dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285, Las Condes	Chile	Dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Aníbal Pinto 3228, Antofagasta	Chile	Peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (1)	76.064.419-6	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
Agrorama S.A.	76.145.229-0	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
Orcoma SPA	76.360.575-2	Los Militares 4290, Las Condes	Chile	Dollar	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	Dollar	-	100.0000	100.0000
Sociedad Contractual Minera Búfalo	77.114.779-8	Los Militares 4290, Las Condes	Chile	Dollar	99.9000	0.1000	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	0.0002	99.9998	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	Dollar	0.00401	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	0.5300	99.4700	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	Dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	Dollar	0.1597	99.8403	100.0000

18

Notes to the Consolidated Financial Statements December 31, 2023

			Country of	Functional	Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Currency	Direct	Indirect	Total
SQM Europe N.V. (3)	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	Dollar	-	80.0000	80.0000
North American Trading Company (4)	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Virginia LLC (4)	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	Dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	1.6700	98.3300	100.0000
SQM Lithium Specialties Limited Partnership (4)	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
Comercial Caimán Internacional S.A. (2)	Foreign	Edificio Plaza Bancomer	Panama	Dollar	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	Dollar	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	Mexico	Dollar	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	Mexico	Dollar	-	100.0000	100.0000
Soquimich European Holding B.V.	Foreign	Luna Arena, Herikerbergweg 238 1101 CM Amsterdan	Holland	Dollar	-	100.0000	100.0000
SQM Iberian S.A.	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	Dollar	-	100.0000	100.0000
SQM África Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	Dollar	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	Dollar	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	Dollar	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	Dollar	-	99.9980	99.9980
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	Dollar	-	100.0000	100.0000
SQM Australia Pty	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Dollar	-	100.0000	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 3802, 38F, No. 300 Middle Huaihai Road, Huangpu District, Shanghai, 200021 China	China	Dollar	-	100.0000	100.0000
SQM Korea LLC	Foreign	Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea	South Korea	Dollar	-	100.0000	100.0000
SQM Holland B.V.	Foreign	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	Dollar	-	100.0000	100.0000
Soquimich Comercial Brasil Ltda.	Foreign	Avenida Bento Rocha, N° 821, Vila Alboitt, CEP 83221-565. Paranaguá	Brazil	Dollar	-	100.0000	100.0000

(1)	SQM has control over Comercial Agrorama Ltda.´s management.
(2)	Comercial Caiman Internacional S.A. was liquidated at June 30, 2023.
(3)	On July 1, 2023, SQM Europe N.V. absorbed its subsidiary SQM International N.V.
(4)	SQM Virginia LLC, North American Trading Company and SQM Lithium Specialties Limited Partnership have been liquidated as of December 31, 2023.

19

Notes to the Consolidated Financial Statements December 31, 2023

2.6	Investments in associates and joint ventures

Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

(a)	Joint operations

The Company recognizes its direct right to the assets, liabilities, income and expenses of the joint arrangement.

(b)	Joint ventures and investments in associates

Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity method. Significant influence is presumed to exist when the investor owns over 20% of the investee’s share capital. Under the equity method, the investment is recognized in the statement of financial position at cost and is adjusted to recognize changes in the Company's share of the net assets of the associate or joint venture since the date of acquisition. The Company's statement of income reflects the portion of the operating results of the associate or joint venture and any changes in other comprehensive income or direct changes in the associate's equity are reflected in the Company's equity. For such purposes, the percentage of ownership interest in the associate is used. At the time of acquisition, the difference between the investment cost and the net fair value of identifiable assets and liabilities of the investee is recognized as goodwill, which is presented as part of the carrying value of the investee and is not amortized. The debit or credit to the income statement reflects the proportional share of the associate's net income (loss).

Changes in associate’s or joint ventures equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate or joint ventures, the Company and related policies are similar for equivalent transactions and events in similar circumstances. In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, not recognizing the proportional share of the gain or loss. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded.

Dividends received by these companies are recorded by reducing the value of the investment and are shown in cash flows from operating activities, and the proportional share of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method''.

Unrealized gains from transactions with joint ventures or associates are eliminated in accordance with the Company's percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired.

20

Notes to the Consolidated Financial Statements December 31, 2023

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the consolidated statement of financial position, balances are classified in consideration of their maturity dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars, without decimal places, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates. Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

3.3	Accounting policy for foreign currency translation

(a)	SQM group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each statement of income account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in shareholder’s equity (“foreign currency translation reserve”). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

21

Notes to the Consolidated Financial Statements December 31, 2023

The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows:

	Closing exchange rates		Average exchange rates
Currencies	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$
Brazilian real	4.85	5.28	4.90	5.25
New Peruvian sol	3.70	3.81	3.73	3.83
Japanese yen	140.90	131.32	143.94	134.70
Euro	0.90	0.93	0.92	0.94
Mexican peso	16.92	19.50	17.18	19.60
Australian dollar	1.46	1.47	1.49	1.48
Pound Sterling	0.78	0.83	0.79	0.82
South African rand	18.27	17.01	18.61	17.28
Chilean peso	877.12	855.86	875.06	873.81
Chinese yuan	7.12	6.92	7.15	6.98
Indian rupee	83.21	82.73	83.26	82.52
Thai Baht	34.36	34.64	34.95	34.76
Turkish lira	29.52	18.71	29.09	18.66
Korean Won	1,290.70	1,259.98	1,304.17	1,291.64
Indonesian Rupiah	15,399.00	15,570.00	15,502.63	15,596.90
United Arab Emirates dirham	3.67	3.67	3.67	3.67
Polish Zloty	3.93	4.37	3.97	4.42
UF (*)	41.94	41.02	42.04	40.18

(*) US$ per UF

(b)            Transactions and balances

The Company’s non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income until disposal of the investment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

22

Notes to the Consolidated Financial Statements December 31, 2023

3.4	Consolidated statement of cash flows

Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows present cash transactions performed during the period, determined using the direct method.

3.5	Financial assets accounting policy

Management determines the classification of its financial assets at fair value (either through other comprehensive income, or through profit or loss), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The initial value of the Company's financial assets valued at fair value through other comprehensive income includes the transaction costs that are directly attributable to acquiring that financial asset on the date the Company commits to acquiring it, whereas the transaction costs for financial assets valued at fair value through profit or loss are expensed. The initial value of trade and other receivables that do not include a significant financial component is their transaction price.

After initial recognition, the Company measures its financial assets according to the Company's business model for managing its financial assets and the contractual terms of its cash flows:

(a)	Financial debt instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category (i) the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and (ii) the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (i) cash equivalents, (ii) related party receivables, (iii) trade debtors and (iv) other receivables.

(b)	Financial instruments at fair value. A financial asset should be measured at fair value through incomeor fair value through other comprehensive income, depending on the following:

(i)	Fair value through Other Comprehensive Income: Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method.

(ii)	Fair value through profit or loss: Assets that do not meet the amortized cost or "Fair value through other comprehensive income" criteria are valued at "Fair value through income".

23

Notes to the Consolidated Financial Statements December 31, 2023

(c)	Financial equity instruments at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category from its initial recognition to the reporting date. Amounts presented in other comprehensive income will not be subsequently transferred to the statement income.

3.6	Financial assets impairment

The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost. The impairment method used depends on whether there has been a significant increase in credit risk.

The Company assumes that the credit risk of a financial asset has increased significantly when it is more than 30 days past due. It is in default when the financial asset is more than 90 days past due and an individual analysis has concluded that it has a negative credit impairment.

The Company assesses the credit impairment of its receivables as of each reporting date. A financial asset has credit impairment when one or more events have a negative impact on the expected cash flows from it. Evidence of credit impairment for a debtor is as follows:

-	Significant financial hardship
-	Breach of contract due to default
-	Probability of going bankrupt

The Company applies the simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.

The Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for these assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current expectations and information regarding macroeconomic factors that affect the ability of customers to meet their commitments. Impairment losses from receivables and contract assets are shown as net impairment losses in the line “Impairment of financial assets and reversal of impairment losses,” see Note 22.7. Any subsequent recoveries of financial assets previously charged off are credited to the same line.

The gross value of a financial asset is charged off to the income statement when the Company has no reasonable expectation of recovering all or a portion of it, following an individual analysis prepared by management.

3.7	Financial liabilities

Management accounts for its financial liabilities at amortized cost.

Upon initial recognition, the Company measures its financial liabilities by their fair value less the transaction costs that are directly attributable to the acquisition of the financial liability. The Company subsequently measures its financial liabilities at amortized cost.

Financial liabilities measured at amortized cost are: (i) commercial accounts payable, (ii) other accounts payable and (iii) other financial liabilities.

Amortized cost is based using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate.

24

Notes to the Consolidated Financial Statements December 31, 2023

3.8	Estimated fair value of financial instruments

The fair value of financial assets and liabilities is estimated using the following information. Although the data represent Management's best estimates, it is subjective and involves significant estimates regarding current economic conditions, market conditions and risk characteristics.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

Fair value estimation

Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF).

The fair value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Peso/UF) and liability (Dollar) parts of the derivative. In the case of the IRSW, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, Peso, Dollar and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation purposes.

Fair value estimates for disclosure purposes

•	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

•	Fair value of current trade receivables is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

•	Payables, current lease liabilities and other current financial liabilities´s fair value equal to book value due to the short-term maturity of these accounts.

•	The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Peso/UF) and foreign currency (Dollar), borrowings denominated in foreign currency (Dollar) of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Association of Banks and Financial Institutions.

3.9	Reclassification of financial instruments

When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.

25

Notes to the Consolidated Financial Statements December 31, 2023

3.10	Financial instruments derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished from the principal responsibility contained in the liability.

3.11	Derivative and hedging financial instruments

Derivative financial instruments are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges).

b)	Hedging of a single risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and hedged items, as well as their objectives for risk management purposes and strategy to conduct the different hedging operations.

The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 13.3.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through income.

a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized the statement of in income within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in income within other income or other expenses captions. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to income over the period to maturity using a recalculated effective interest rate.

26

Notes to the Consolidated Financial Statements December 31, 2023

b)            Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized to income, as appropriate, depending on the nature of the hedged risk. The amounts accumulated in other comprehensive income are carried over to results when the hedged items are settled or when these have an impact on income.

When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs.

When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in other comprehensive income are immediately reclassified to the statement of income.

3.12	Derivative financial instruments not considered as hedges

Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the statement of income for the year. The Company has derivative financial instruments to hedge foreign currency risk exposure.

The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of December 31, 2023, and December 31, 2022, the Company does not have any embedded derivatives.

3.13	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets current.

3.14	Leases

(a)	Right-of-use assets

The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment.

(b)	Lease liabilities

On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period. Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment.

27

Notes to the Consolidated Financial Statements December 31, 2023

When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset.

Payments made that affect lease liabilities are presented as part of the financing activities in the cash flow statement.

(c)	Short-term leases and low-value asset leases

The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions to leases less than the limit specified in the respective accounting standard. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.

(d)	Significant judgments in the determination of the lease term for contracts with renewal options.

The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised.

The Company has the option, under some of its leases, to lease assets for additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate.

3.15	Inventory measurement

The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.

For finished and in-process products, the company has three types of provisions, which are reviewed quarterly:

(a)	Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications.

(b)	Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (physical and annual inventories are taken for the productive units in Chile and the port of Tocopilla; the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

28

Notes to the Consolidated Financial Statements December 31, 2023

(c)	Potential errors in the determination of stock: The company has an algorithm (reviewed at least once a year) that corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.

Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years. Differences are recognized at the moment they are detected. The company has a provision based on quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical results obtained in the inventory processes.

3.16	Non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent.

3.17	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction.

3.18	Property, plant and equipment

Property, plant and equipment are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

(a)	Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

Financing costs are not capitalized for periods that exceed the normal term of acquisition, construction or installation of an asset, such as delays, interruptions or temporary suspension of the project due to technical, financial or other problems that prevent the asset from reaching a usable condition.

(b)	The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation and are recorded as a liability and its subsequent variation is recorded directly in results.

Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

29

Notes to the Consolidated Financial Statements December 31, 2023

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.

The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (loss) and calculated as the difference between the asset’s sales value and its net carrying value.

The cost of interest is recognized by applying an average or average weighted interest rate for all financing costs incurred by the Company to the final monthly balances for works underway and complies with the requirements of the required standard.

3.19	Depreciation of property, plant and equipment

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets and depreciated over their expected useful lives. Useful lives and residual values are reviewed annually.

Fixed assets located in the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	Life or average rate in years
Mining assets (*)	5	10	8
Energy generating assets	5	16	8
Buildings	4	25	13
Supplies and accessories	4	15	8
Office equipment	5	10	6
Transport equipment	6	20	9
Network and communication equipment	4	12	7
IT equipment	4	11	7
Machinery, plant and equipment	3	24	11
Other fixed assets	3	20	9

(*) Mining equipment includes SQM Australia's exploration assets, which are depreciated on a unit of production basis.

30

Notes to the Consolidated Financial Statements December 31, 2023

3.20	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in the line-item goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.21	Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, costs for rights of way for electricity lines, software and licensing costs, the development of computer software and mining property and concession rights.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. The Company separates water rights into:

i) Finite rights with amortization using the straight-line method, and

ii) Indefinite rights, which are not amortized, given that these assets represent rights granted in perpetuity to the Company and subject to an annual impairment assessment.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way to install wires for the different electric lines on third party land.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives. The useful lives of IT programs are defined by their contracts or rights.

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean and Western Australian Governments. Property rights from the State of Chile are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties different from the Chilean Government are recorded at acquisition cost within intangible assets.

31

Notes to the Consolidated Financial Statements December 31, 2023

The finite useful life of mining properties is calculated using the productive unit method, except for the mining properties owned by Corfo, which have been leased to the Company and grant it the right to exclusively exploit them until December 31, 2030.

Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Water rights	2 years	Indefinite
Rights of way	Indefinite	Indefinite
Corfo Mining properties (1)	7 years	7 years
Mining rights	Unit-production method
Intellectual property	9 years	9 years
IT programs	3 years	9 years

(1) Mining properties owned by CORFO and leased to the Company, which grant it the exclusive right to exploit them until December 31, 2030.

3.22	Research and development expenses

Research and development expenses are charged to the statement of income in the period in which the expenditure was incurred.

3.23	Exploration and evaluation expenses

The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to the associated expenses:

Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and evaluation of the deposit in execution as property, plant and equipment (construction in progress) at its cost. These disbursements include the following items: geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources. If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to the statement of income. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used.

(a) Limestone and metallic exploration

These assets are included in Other non-current non-financial assets, and the portion related to the area to be exploited in the year is reclassified to inventories, if applicable. Costs related to metal exploration are charged the statement of to income in the period in which they are recognized if the project assessed doesn't qualify as advanced exploration otherwise, these are amortized during the development stage.

(b) Exploration and evaluation at the Mt. Holland Project

Exploration and evaluation costs incurred prior to the commencement of mining are presented in Construction in progress, until mining had commenced, subsequently these are reclassified to Mining assets as part of its property, plant and equipment.

32

Notes to the Consolidated Financial Statements December 31, 2023

3.24	Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, an impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

For assets other than goodwill, the Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit less costs of sales and its value in use and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

Impairment losses from continuing operations are recognized with a debit to the statement of income the categories of expenses associated with the impaired asset function.

For assets other than goodwill, a previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to income.

Assets with indefinite lives are assessed for impairment annually.

3.25	Minimum dividend

As required by Chilean law and regulations, the dividend policy is established by the Board of Directors and announced at the annual ordinary shareholders’ meeting. Shareholder’s approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, the Company must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year unless and to the extent there is a deficit in retained earnings. (See Note 20.5).

33

Notes to the Consolidated Financial Statements December 31, 2023

3.26	Earnings per share

The basic earnings per share amounts are calculated by dividing the net income for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

	For the year ended December 31
Earnings per Share	2023	2022
Net income attributable to the owners of the parent (ThUS$)	2,012,667	3,906,311
Weighted average number of shares	285,638,456	285,638,456
Basic earnings per share (US$)	7.0462	13.6757
Net income attributable to the owners of the parent (ThUS$)	2,012,667	3,906,311
Weighted average number of shares	285,638,456	285,638,456
Diluted earnings per share (US$)	7.0462	13.6757
Serie A common share	142,819,552	142,819,552
Serie B common share	142,818,904	142,818,904
Total weighted average number of share	285,638,456	285,638,456

The Company has no instruments that could potentially dilute earnings per share for the three years ended December 31, 2023.

3.27	Other provisions

Provisions are recognized when:

•	The Company has a present, legal or constructive obligation as the result of a past event.
•	It is more likely than not that certain resources must be used, to settle the obligation.
•	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income. The expense for any provision is presented net of any reimbursements in the consolidated statement of income.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

3.28	Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment.

These obligations are measured using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in “Other Comprehensive Income”.

34

Notes to the Consolidated Financial Statements December 31, 2023

Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The above is applicable except in the United States, where our subsidiary, SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the “Non-current provisions for employee benefits” (refer to Note 18.4).

3.29	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with IFRS 2. Changes in the fair value of options granted are recognized with a charge to payroll in the statement of income (see Note 18.6).

3.30	Revenue recognition

Revenue is an amount that reflects the consideration that the Company expects to earn in exchange for the sale of goods and services in the regular course of business. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

Revenues are recognized when the specific conditions for each income stream are met, as follows:

(a)	Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

(c)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established.

3.31	Finance income and finance costs

Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in the statement of income at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing, interest on bonds issued less interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in the statement of income using the effective interest rate method.

35

Notes to the Consolidated Financial Statements December 31, 2023

3.32	Current income tax and deferred

Corporate income tax for the year is determined as the sum of current and deferred income taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the period. The Company periodically assesses the positions taken in the determination of taxes with respect to situations in which the applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. A provision is created if it is probable that a payment will be required to a taxation authority. The Company measures its tax balances based on the most probable amount or expected value, depending on which method provides a better prediction of the resolution of uncertainty.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

Current taxes and changes in deferred tax assets and liabilities that do not arise from business combinations are recognized in the statement of net income or in equity in the consolidated statement of financial position, depending on where the gains or losses that caused them were recognized.

Deferred tax assets and liabilities are offset when a legally enforceable right exists to offset tax assets with tax liabilities and the deferred tax is levied by the same tax authority on the same entity.

The recognized deferred tax liabilities refer to the amount of income tax to pay in a future period, related to taxable temporary differences.

Company does not recognize deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries, branches and associates, or with interests in joint ventures, because in accordance with the standard, the following two conditions are jointly met:

(i)	the parent company, investor or participant is able to control the timing of the reversal of the temporary difference; and
(ii)	it is probable that the temporary difference will not be reversed in the foreseeable future.

Recognized deferred tax assets are income taxes recoverable in future periods related to:

a)	deductible temporary differences;
b)	compensation for losses obtained in prior periods, which have not yet been subject to tax deduction; and
c)	compensation for unused credits from prior periods.

The Company recognizes deferred tax assets when it has the certainty that they can be offset with tax income from subsequent periods, unused tax losses or credits to date, but only when this availability of future tax income is probable and can be used for offsetting these unused tax losses or credits.

Moreover, the Company does not recognize deferred tax assets for all the deductible temporary differences that originate from investments in subsidiaries, branches and associates, or from joint ventures, because it is unlikely that they meet the following requirements:

(i)	temporary differences are reversed in the foreseeable future; and
(ii)	there is taxable profit available against which temporary differences can be used.

36

Notes to the Consolidated Financial Statements December 31, 2023

3.33	Operating segment reporting

IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

Allocation of assets and liabilities, to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments.

3.34	Primary accounting criteria, estimates and assumptions

Management is responsible for the information contained in these consolidated annual accounts, which expressly indicate that all the principles and criteria included in IFRS, as issued by the IASB, have been applied in full.

In preparing the consolidated financial statements of the Company and its subsidiaries, management has made significant judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

•	Estimated useful lives are determined based on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.21, 15 and 16).

•	Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value or value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 15 and 16).

•	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 18).

•	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Note 21). If the Company is unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the consolidated financial statements.

37

Notes to the Consolidated Financial Statements December 31, 2023

•	Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), and related allowance.

•	Estimates for obsolescence provisions to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation. (See Note 11).

Even though these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively.

3.35	Government grants

The Company recognizes an unconditional government grant in the income statement as part of other income when the associated cash flows are received.

38

Notes to the Consolidated Financial Statements December 31, 2023

Note 4	Financial risk management

4.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries regarding all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, credit risk, and interest rate risk, among others.

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or statement income.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk.

4.2	Risk Factors

(a)	Credit risk

A global economic contraction may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or statement income of the Company's operations.

Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covers the risk of insolvency and unpaid invoices corresponding to 80% of all receivables with third parties. The credit risk associated with receivables is analyzed in Note 13.2 b) and the related accounting policy can be found in Note 3.6.

Bank promissory notes: These are negotiable promissory notes issued by a bank payable upon maturity at the request of customers to guarantee collection of the Company. These notes are accepted based on the credit quality of the issuing banks.

39

Notes to the Consolidated Financial Statements December 31, 2023

Financial institution	Financial assets	Rating			As of December 31, 2023
		Moody´s	S&P	Fitch	ThUS$
Agricultural Bank of China	Bank notes	P-1	A-1	-	2,061
Bank of Communications	Bank notes	P-1	A-2	-	8,783
Bank of NingBo	Bank notes	P-2	-	-	1,065
China CITIC Bank	Bank notes	P-2	A-2	-	35,477
China Construction Bank Corporation	Bank notes	-	A-1	-	1,802
China Everbright Bank	Bank notes	(P)P-2	A-2	-	2,647
China Guangfa Bank	Bank notes	P-3	A-3	-	1,245
China Merchants	Bank notes	-	A-2	-	8,661
China Minsheng Bank	Bank notes	-	A-3	-	3,097
China Zheshang Bank	Bank notes	-	A-3	-	3,167
HuaXia Bank	Bank notes	-	A-3	-	3,639
Industrial & Commercial Bank of China Limited	Bank notes	P-1	A-1	-	8,998
Industrial Bank	Bank notes	P-1	A-1+	-	12,177
International Bank of Macau	Bank notes	P-1	-	F1+	4,122
Shanghai Pudong Development Bank	Bank notes	P-2	A-2	-	20,549
Others	Bank notes	-	-	-	8,441
Total					125,931

Financial institution	Financial assets	Rating			As of December 31, 2022
		Moody´s	S&P	Fitch	ThUS$
Agricultural Bank of China	Bank notes	P-1	A-1	F1+	10,334
Bank of China	Bank notes	P-1	A-1	F1+	27,936
Bank of Jiujiang	Bank notes	P-2	-	-	1,964
Bank of Ningbo	Bank notes	P-2	-	-	3,148
Others	Bank notes	-	-	-	1,887
Total					45,269

Concentrations of credit risk with regard to trade receivables are reduced, owing to the Company’s large number of clients and their distribution around the globe.

No significant modifications have been made during the period to risk models or parameters used in comparison to December 31, 2023, and no modifications have been made to contractual cash flows that have been significant during this period. In December 2022, cash flows received from insurance claims were included in the determination of the allowance for doubtful accounts as compared with prior periods. The effect of this change was not significant to the overall financial statements as of December 31, 2022.

Financial investments: correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks. The counterparty risk in implementation of financial operations is assessed on an ongoing basis for all financial institutions in which the Company holds financial investments.

40

Notes to the Consolidated Financial Statements December 31, 2023

The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates:

Financial institution	Financial assets	Rating			As of December 31, 2023
		Moody´s	S&P	Fitch	ThUS$
Banco Santander- Santiago	Time deposits	P-1	A-2	-	6,318
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	1,001
Corpbanca	Time deposits	P-2	A-2	-	5,014
Banco de Chile	Time deposits	P-1	A-1	-	4,460
Scotiabank Sud Americano	Time deposits	-	-	F1+	6,752
Banco Crédito e Inversiones	Investment fund	AA+	-	-	5,031
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	22,845
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	312,924
Total					364,345

Financial institution	Financial assets	Rating			As of December 31, 2023
		Moody´s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	74,459
Banco Morgan Stanley	Margin Call	P-1	A-2	F1	5,590
Banco Santander	Time deposits	P-1	A-2	-	100,083
Banco Itaú CorpBanca	Time deposits	P-2	A-2	-	372,061
Scotiabank Sud Americano	Time deposits	-	-	F1+	672,720
Sumitomo Mitsui Banking	Time deposits	P-1	-	F1	91,884
Total					1,316,797

Financial institution	Financial assets	Rating			As of December 31, 2022
		Moody´s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	-	A-2	F2	150,578
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	284,915
Banco Santander - Santiago	Time deposits	P-1	A-2	-	124,689
Scotiabank Chile	Time deposits	-	-	F1+	416,026
Sumitomo Mitsui Banking	Time deposits	P-1	-	-	122,631
Banco de Chile	Time deposits	-	A-1	-	602
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	435,485
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	590,661
Total					2,125,587

41

Notes to the Consolidated Financial Statements December 31, 2023

Financial institution	Financial assets	Rating			As of December 31, 2022
		Moody´s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	-	A-2	F2	187,707
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	15,048
Banco Santander - Santiago	Time deposits	P-1	A-2	-	51,444
Banco Estado	Time deposits	P-1	A-1	-	85,055
Scotiabank Chile	Time deposits	-	-	F1+	250,362
Banco de Chile	Time deposits	-	A-1	-	150,259
Sumitomo Mitsui Banking	Time deposits	P-1	-	-	210,292
Total					950,167

(b)	Exchange risk

The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company’s business generates an exposure to exchange rate variations of several currencies with the US dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US dollar.

A significant portion of the Company’s costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar will provoke a respective decrease or increase to these accounting costs, which would be reflected in the Company’s statement income. By the third quarter of 2023, approximately US$873 million accumulated in expenses are associated with the Peso.

As of December 31, 2023, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all the bond obligations denominated in UF, for a net asset fair value of US$2.52 million, this significant variation is explained primarily by the USD/CLP exchange rate observed at the end of the period. As of December 31, 2022, this value corresponds to a net liability amounting US$ 11.73 million.

Furthermore, on of December 31, 2023, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative term deposits in UF and in pesos, at a net asset fair value of US 18.30 million. As of December 31, 2022, a net assets fair value was recognized for an amount of US$29.98 million of net liabilities.

The Company contracted derivatives to hedge its exposure to cash flow variations in Australian dollars for the Mt Holland project (See note 9.5) classified as foreign exchange hedging for all the expected disbursements. The fair value of this hedge was a net asset of US$ 1.44 million as of December 31, 2023.

The Company had the following derivative contracts as of December 31, 2023 (at the absolute value of the sum of their notional values), to hedge the difference between its assets and liabilities: US$ 50.60 million CLP/US dollar derivative contracts, US$ 24.44 million Euro/US dollar derivative contracts, US$ 21.72 million in South African rand/US dollar derivative contracts, US$ 535.32 million in Chinese renminbi/US dollar derivative contracts, US$ 64.40 million in Australian dollar/US dollar derivative contracts and US$ 7.38 million in other currencies.

These derivative contracts are held with domestic and foreign banks, which have the following credit ratings as of December 31, 2023.

42

Notes to the Consolidated Financial Statements December 31, 2023

Financial institution	Financial assets	Rating
		Moody´s	S&P	Fitch
Banco Estado	Derivative	P-1	-	-
Merrill Lynch International	Derivative	P-1	A-2	F1+
JP Morgan	Derivative	P-1	A-2	F1+
Morgan Stanley	Derivative	P-1	A-2	F1
The Bank of Nova Scotia	Derivative	P-1	A-1	F1+
Banco Itaú Corpbanca	Derivative	P-2	A-2	-
Goldman Sachs	Derivative	P-1	A-2	F1

(c)	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects.

The Company maintains current and non-current financial debt at fixed rates and SOFR rate plus spread.

As of December 31, 2023, the Company has 6.8% of its financial liabilities subject to variations in the SOFR rate.

(d)	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio1, which enables it to cover current obligations with clearance. (As of December 31, 2023, this was 2.50 and 2.29 for December 31, 2022).

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect The Company’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

The Company constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of December 31, 2023, the Company had unused, available revolving credit facilities with banks, for a total of US$1,116 million.

1 All current assets divided by all current liabilities.

43

Notes to the Consolidated Financial Statements December 31, 2023

Cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

	Nature of undiscounted cash flows
As of December 31, 2023 (Figures expressed in millions of US dollars)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	1,464.26	1,117.86	268.80	62.05	1,448.71
Unsecured obligations	2,999.17	98.88	729.56	2,733.92	3,562.36
Sub total	4,463.43	1,216.74	998.36	2,795.97	5,011.07
Hedging liabilities	25.37	24.11	30.08	1.30	55.49
Derivative financial instruments	14.81	14.81	-	-	14.81
Sub total	40.18	38.92	30.08	1.30	70.30
Current and non-current lease liabilities (3)	75.16	19.94	56.45	3.79	80.18
Others Commitments (2)	214.25	190.25	24	-	214.25
Trade accounts payable and other accounts payable	449.63	449.63	-	-	449.63
Total	5,242.65	1,915.48	1,108.89	2,801.06	5,825.43

(2) Includes disbursements for the purchase of Dixin for ThUS$ 90,253 and ThUS$ 124.00, corresponding to contributions for the investment in Mt Holland. For further details see notes 13.2 and 9.5, respectively.

(3) Leases subject to variability are not included.

	Nature of undiscounted cash flows
As of December 31, 2022 (Figures expressed in millions of US dollars)	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	330.80	144.83	220.33	-	365.16
Unsecured obligations	2,550.60	405.17	616.66	2,935.15	3,956.98
Sub total	2,881.40	550.00	836.99	2,935.15	4,322.14
Hedging liabilities	62.53	40.76	20.43	12.68	73.87
Derivative financial instruments	5.82	5.82	-	-	5.82
Sub total	68.35	46.58	20.43	12.68	79.69
Current and non-current lease liabilities	61,73	13.94	36.33	27.85	78.12
Trade accounts payable and other accounts payable	374.79	374.79	-	-	374.79
Total	3,386.27	985.31	893.75	2,975.68	4,854.74

As of December 31, 2023, the nominal value of the agreed cash flows in US dollars of the CCS contracts were ThUS$ 504,393 (ThUS$ 512,236 as of December 31, 2022).

4.3	Financial risk management

The Company documents and maintains methods for qualitatively measuring the effectiveness and efficiency of financial risk management strategies. These methods are consistent with SQM Group’s risk management profile.

44

Notes to the Consolidated Financial Statements December 31, 2023

Note 5	Separate information on the main office, parent entity and joint action agreements

5.1	Parent’s stand-alone assets and liabilities

Parent’s stand-alone assets and liabilities	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Assets	9,751,095	8,430,376
Liabilities	(4,220,420)	(3,533,744)
Equity	5,530,675	4,896,632

5.2	Parent entity

Pursuant to Article 99 of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

45

Notes to the Consolidated Financial Statements December 31, 2023

Note 6	Board of Directors, Senior Management and Key management personnel

6.1	Remuneration of the Board of Directors and Senior Management

(a)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 26, 2023, which included the election of 2 independent directors. Subsequent to such election, the following is the integration of the Company's committees:

-	Directors’ Committee: This committee is comprised by Gina Ocqueteau Tacchini, Antonio Gil Nievas and Ashley Ozols and fulfills the functions established in Article 50 bis of Chilean Law on publicly-held corporations. This committee takes on the role of the audit committee in accordance with the US-based Sarbanes Oxley law.
-	The Company’s Health, Safety and Environment Committee: This committee is comprised of Antonio Schneider, Patricio Contesse Fica and Gonzalo Guerrero Yamamoto.
-	Corporate Governance Committee: This committee is comprised of Hernán Büchi Buc, Patricio Contesse Fica and Xu Tieying.

During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. There were no transactions between the Company, its directors and senior management for the two years ended December 31, 2023.

(b)	Board of Directors’ Compensation

Board members’ compensation for 2022, that is from April 26, 2022 to April 26, 2023, was determined by the Annual General Shareholders Meeting held on April 26, 2022. It is as follows:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)	A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income earned by the Company in the respective business year for each; and
(iii)	A variable gross amount payable to each Company director, excluding the Chairman and Vice President of the board of directors, equivalent to 0.06% of the net liquid income earned in the respective business year.

To calculate the variable compensation amount for 2022, net earnings from 2022 will be considered, up to a maximum of 110% of the 2021 net earnings.

Compensation of the Board for 2023, that is from April 26, 2023 to April 26, 2024, was determined by the Annual General Shareholders Meeting held on April 26, 2023. It is as follows:

(i)	The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)	A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income that the Company effectively obtains during the respective business year for each; and
(iii)	A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income that the Company effectively obtains during the respective business year.

Net income for the 2023 fiscal year will be considered for the calculation of variable compensation for 2023. The amount of variable compensation for 2023 will be capped at 110% of the amount paid to the Company’s directors for variable compensation in 2022.

46

Notes to the Consolidated Financial Statements December 31, 2023

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.

Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of December 31, 2023, amounted to ThUS$ 7,516 and as of December 31, 2022 to ThUS$ 6,711.

(c)	Directors’ Committee compensation

Compensation for the Board of Directors is the same for both 2022 and 2023, as follows:

(i)	The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.
(ii)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net income from the respective business year.

To calculate the variable compensation amount for 2022, the net income from 2022 will be considered, up to a maximum of 110% of the 2021 net income.

Profit for the 2023 fiscal year will be considered for the calculation of variable compensation for 2023. The amount of variable compensation for 2023 will be capped at 110% of the amount paid to the Company’s directors for variable compensation in 2022.

These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.

(d)	Health, Safety and Environmental Matters Committee:

The remuneration of this committee for the 2022 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2023 period, this remuneration remains unchanged.

(e)	Corporate Governance Committee

The remuneration for this committee for the 2022 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2023 period, this remuneration remains unchanged.

(f)	Guarantees constituted in favor of the directors

No guarantees have been constituted in favor of the directors.

(g)	Senior management compensation:

(i)	This includes monthly fixed salary and variable performance bonuses. (See Note 6.2)
(ii)	The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.
(iii)	In addition, there are retention bonuses for its executives (see Note 18.6)

(h)	Guarantees pledged in favor of the Company’s management

No guarantees have been pledged in favor of the Company’s management.

47

Notes to the Consolidated Financial Statements December 31, 2023

(i)	Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.

The Company’s Management and Directors do not receive or have not received any benefit during the ended December 31, 2023 and the year ended December 31, 2022 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

6.2	Key management personnel compensation

As of December 31, 2023 and 2022, the number of the key management personnel is 153 and 142, respectively.

Key management personnel compensation	For the year ended December 31, 2023	For the year ended December 31, 2022
	ThUS$	ThUS$
Key management personnel compensation	37,418	29,633

Please also see the description of the compensation for executives in Note 18.6.

48

Notes to the Consolidated Financial Statements December 31, 2023

Note 7	Background on companies included in consolidation and non-controlling interests

7.1	Assets, liabilities and profit of consolidated subsidiaries as of December 31, 2023.

	Assets		Liabilities				Comprehensive
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	Net profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	470,186	116,608	384,564	13,920	216,568	27,572	27,637
SQM Potasio S.A.	3,049	3,315,225	631,602	13,942	6,457	542,212	540,675
Serv. Integrales de Tránsito y Transf. S.A.	3,466	31,651	14,362	6,393	22,543	(2,265)	(2,235)
Isapre Norte Grande Ltda.	881	1,110	1,007	217	4,946	64	58
Ajay SQM Chile S.A.	49,181	1,963	30,233	921	89,482	6,608	6,608
Almacenes y Depósitos Ltda.	207	70	-	-	-	(14)	(47)
SQM Salar S.A.	2,616,089	2,915,254	2,475,895	312,191	3,928,645	630,409	628,534
SQM Industrial S.A.	1,190,229	1,607,194	678,255	113,005	1,234,661	329,391	328,281
Exploraciones Mineras S.A.	8,052	22,710	58	-	-	206	206
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	521	350	376	305	3,458	34	57
Soquimich Comercial S.A.	105,505	13,778	43,363	8,761	136,765	9,749	9,739
Comercial Agrorama Ltda.	233	28	317	10	897	1,243	1,241
Comercial Hydro S.A.	4,760	-	4	20	35	384	384
Agrorama S.A.	21	-	4,353	3	178	74	73
Orcoma SpA	466	13,863	11,986	61	-	(28)	(28)
Orcoma Estudio SpA	7,337	3	2,698	-	-	(1)	(1)
SQM MaG SPA	2,234	411	771	6	3,716	499	499
Sociedad Contractual Minera Búfalo	3,381	39,066	42,929	-	-	(517)	(517)
SQM North America Corp.	219,383	14,109	208,547	1,316	449,692	(19,898)	(19,781)
RS Agro Chemical Trading Corporation A.V.V.	6	-	163	-	-	(5,185)	(5,185)
Nitratos Naturais do Chile Ltda.	-	129	2,986	442	-	(87)	(87)
SQM Corporation N.V.	290	124,457	3,645	-	-	15,920	15,923
SQM Ecuador S.A.	40,268	823	31,582	85	54,707	1,174	1,174
SQM Brasil Ltda.	218	1	253	2,336	-	(253)	(253)
Subtotal	4,725,963	8,218,803	4,569,949	473,934	6,152,750	1,537,291	1,532,955

49

Notes to the Consolidated Financial Statements December 31, 2023

	Assets		Liabilities				Comprehensive
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	Net profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	35,848	21,478	897	-	-	3,379	3,379
SQM Japan Co. Ltd.	54,419	152	51,569	218	173,005	(238)	(238)
SQM Europe N.V.	914,780	4,807	544,432	3,237	2,686,806	53,935	53,935
SQM Indonesia S.A.	3	-	-	-	-	-	-
North American Trading Company	-	-	-	-	-	-	-
SQM Virginia LLC	-	-	-	-	-	-	-
SQM Comercial de México S.A. de C.V.	193,647	15,081	90,871	4,549	342,755	29,232	29,232
SQM Investment Corporation N.V.	8,849	368,918	833	-	-	46,310	46,318
Royal Seed Trading Corporation A.V.V.	25	-	13,849	-	-	5,071	5,071
SQM Lithium Specialties LLP	-	-	-	-	-	-	-
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	160	-	442	-	-	(42)	(42)
SQM Nitratos México S.A. de C.V.	123	-	16	-	-	14	14
Soquimich European Holding B.V.	17,884	475,959	524	30	-	60,648	60,659
SQM Iberian S.A.	55,978	7,429	28,933	134	127,078	4,814	4,814
SQM Africa Pty Ltd.	56,663	4,272	41,639	2,245	94,369	1,438	1,438
SQM Oceania Pty Ltd.	6,132	-	3,437	-	4,743	337	337
SQM Beijing Commercial Co. Ltd.	1,916	-	58	-	-	(263)	(263)
SQM Thailand Limited	3,032	-	33	-	-	-	-
SQM Colombia SAS	26,338	938	22,203	1,119	27,294	2,764	2,764
SQM Shanghai Chemicals Co. Ltd.	1,013,923	308,158	693,580	-	2,941,628	237,675	237,675
SQM Australia Pty Ltd.	129,176	1,033,001	514,274	94,281	-	(14,635)	(14,635)
SQM Korea LLC	291,479	750	248,616	-	476,357	42,515	42,515
SQM Holland B.V.	11,692	12,797	1,360	-	24,348	(1,845)	(1,845)
Soquimich Comercial Brasil Ltda.	-	-	-	-	-	-	-
Subtotal	2,822,412	2,253,746	2,257,680	105,813	6,898,383	471,109	471,128
Total	7,548,375	10,472,549	6,827,629	579,747	13,051,133	2,008,400	2,004,083

50

Notes to the Consolidated Financial Statements December 31, 2023

Assets, liabilities and profit of consolidated subsidiaries as of December 31, 2022.

	Assets		Liabilities				Comprehensive
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	Net profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	742,605	72,565	631,097	15,128	455,092	141,693	141,721
SQM Potasio S.A.	341,563	2,758,231	429,406	20,204	38,395	3,484,587	3,483,831
Serv. Integrales de Tránsito y Transf. S.A.	3,076	32,528	11,516	7,490	27,482	2,479	2,383
Isapre Norte Grande Ltda.	884	843	795	208	3,903	62	39
Ajay SQM Chile S.A.	46,352	1,872	29,233	652	69,552	4,930	4,930
Almacenes y Depósitos Ltda.	213	58	-	-	-	(70)	(85)
SQM Salar S.A.	4,139,349	1,602,383	3,134,517	291,499	9,932,504	4,084,840	4,084,071
SQM Industrial S.A.	1,668,102	1,112,516	1,033,464	71,824	1,510,172	734,924	732,056
Exploraciones Mineras S.A.	7,906	22,710	118	-	-	186	186
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	478	369	389	321	2,863	27	1
Soquimich Comercial S.A.	124,820	12,164	59,897	10,059	159,921	14,120	13,986
Comercial Agrorama Ltda.	677	504	2,513	8	1,297	609	620
Comercial Hydro S.A.	4,746	-	1	402	27	181	181
Agrorama S.A.	32	-	4,546	3	159	64	63
Orcoma SpA	55	11,478	9,155	68	-	-	-
Orcoma Estudio SpA	7,338	2	2,698	-	-	38	38
SQM MaG SPA	2,074	448	1,147	5	3,622	255	253
Sociedad Contractual Minera Búfalo	511	28,211	28,683	4	-	18	18
SQM North America Corp.	261,489	22,322	238,699	1,701	498,542	3,358	2,196
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	126	-	-	(11)	(11)
Nitratos Naturais do Chile Ltda.	-	128	2,918	411	-	(248)	(248)
SQM Corporation N.V.	923	109,021	4,264	-	-	48,240	48,214
SQM Perú S.A.	-	-	-	-	-	-	-
SQM Ecuador S.A.	57,619	872	49,913	62	57,627	3,509	3,509
SQM Brasil Ltda.	234	1	246	2,276	-	(147)	(147)
Subtotal	7,416,201	5,789,226	5,675,341	422,325	12,761,158	8,523,644	8,517,805

51

Notes to the Consolidated Financial Statements December 31, 2023

	Assets		Liabilities				Comprehensive
Subsidiaries	Currents	Non-currents	Currents	Non-currents	Revenue	Net profit (loss)	income (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	32,353	21,758	1,061	-	-	4,434	4,434
SQM Japan Co. Ltd.	196,663	172	193,594	220	490,123	(286)	(286)
SQM Europe N.V.	1,665,896	2,405	1,369,211	1,678	4,530,791	181,021	181,021
SQM Indonesia S.A.	3	-	-	-	-	-	-
North American Trading Company	155	145	-	-	-	(1)	(1)
SQM Virginia LLC	14,797	14,339	14,798	-	-	(1)	(1)
SQM Comercial de México S.A. de C.V.	259,825	7,588	181,924	1,413	430,541	34,650	34,650
SQM Investment Corporation N.V.	13,971	323,174	6,048	871	-	138,631	138,553
Royal Seed Trading Corporation A.V.V.	34	-	18,929	-	-	(18)	(18)
SQM Lithium Specialties LLP	15,745	3	1,264	-	-	-	-
Comercial Caimán Internacional S.A.	251	-	1,122	-	-	(5)	(5)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	140	-	380	-	-	(20)	(20)
SQM Nitratos México S.A. de C.V.	107	-	16	-	-	4	4
Soquimich European Holding B.V.	16,490	416,130	511	-	-	185,890	185,785
SQM Iberian S.A.	111,137	6,717	88,328	-	136,158	(548)	(548)
SQM Africa Pty Ltd.	113,764	1,226	99,253	124	136,187	2,761	2,761
SQM Oceania Pty Ltd.	9,107	-	6,720	-	5,739	142	142
SQM Beijing Commercial Co. Ltd.	2,179	-	59	-	-	(142)	(142)
SQM Thailand Limited	3,032	-	33	-	-	(184)	(184)
SQM Colombia SAS	41,881	234	40,906	18	32,175	479	479
SQM International NV	34,899	680	15,008	-	85,528	7,578	7,578
SQM Shanghai Chemicals Co. Ltd.	1,588,292	142	1,197,608	-	4,203,472	339,440	339,440
SQM Australia Pty Ltd.	119,130	542,465	216,917	28,870	-	(15,583)	(15,583)
SQM Korea LLC	103,024	544	102,469	-	178,832	1,693	1,693
SQM Holland B.V.	9,627	13,676	1,563	-	41,349	1,536	1,536
Subtotal	4,352,847	1,351,404	3,557,836	33,194	10,270,895	881,471	881,288
Total	11,769,048	7,140,630	9,233,177	455,519	23,032,053	9,405,115	9,399,093

52

Notes to the Consolidated Financial Statements December 31, 2023

7.2	Non-controlling interests

		Profit (loss) attributable to non-controlling interests for the year ended		Equity, non-controlling interests for the year ended		Dividends paid to non-controlling interests for the year ended
Subsidiary	% of interests in the ownership held by non-controlling interests	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2022
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49.00000%	3,238	2,415	9,795	8,986	2,429	1,811
Soquimich Comercial S.A.	39.36168%	3,838	5,558	26,435	26,383	3,837	5,558
Comercial Agrorama Ltda. (1)	30.00000%	-	-	-	-	-	-
SQM Indonesia S.A.	20.00000%	-	-	-	-	-	-
SQM Thailand Limited	0.00200%	-	-	-	-	-	-
Total		7,076	7,973	36,230	35,369	6,266	7,369

(1)	As of December 31, 2022, a 30% non-controlling interest was acquired by Comercial Hydro S.A., a Company subsidiary.

53

Notes to the Consolidated Financial Statements December 31, 2023

Note 8	Equity-accounted investees

8.1	Investments in associates recognized according to the equity method of accounting

As of December 31, 2023 and 2022, in accordance with criteria established in Note 2:

	Equity-accounted investees		Share in income of associates accounted for using the equity method		Share in other comprehensive income of associates accounted for using the equity method		Share in total other comprehensive income of associates accounted for using the equity method
Associates	As of December 31, 2023	As of December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	17,657	17,654	3,733	5,351	-	-	3,733	5,351
Ajay Europe SARL	7,722	8,624	4,013	6,130	382	(498)	4,394	5,632
SAS Adionics	19,514	-	(985)	-	-	-	(985)	-
Electric Era Technologies Inc.	3,000	-	-	-	-	-	-	-
Altilium Metals Ltd.	7,620	-	-	-	-	-	-	-
Total	55,513	26,278	6,761	11,481	382	(498)	7,142	10,983

54

Notes to the Consolidated Financial Statements December 31, 2023

					Dividends received for the year ending
Associate	Description of the nature of the relationship	Address	Country of incorporation	Share of ownership in associates	As of December 31, 2023	As of December 31, 2022
					ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	Emiratos Árabes	37%	633	3,000
Ajay North America	Production and distribution of iodine and iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States of America	49%	4,013	1,576
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	4,682	1,778
SAS Adionics	Lithium extraction, salt separation, water treatment for production and lithium cleaning.	17 bis Avenue des Andes Les Ulis, 91940	France	20%	-	-
Electric Era Technologies, Inc.	Electric vehicle charging infrastructure, smart grid, renewable technology, demand management, battery storage.	3257 17th Ave W Suite 101 Seattle, Washington 98119.	United States of America	6.82%	-	-
Altilium Metals Ltd.	Production of battery-ready cathode materials from electric vehicle batteries.	Phase 2 Room 205 Davy Road, Derrifod, Plymouth.	United Kingdom	3%	-	-
Total					9,328	6,354

55

Notes to the Consolidated Financial Statements December 31, 2023

8.2	Assets, liabilities, revenue and expenses of associates

	As of December 31, 2023				For the year ended December 31, 2023
	Assets		Liabilities			Net income	Other comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	(loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	26,280	16,307	6,553	-	60,019	7,617	-	7,617
Ajay Europe SARL	27,263	3,197	15,015	-	73,952	8,025	12	8,037
SAS Adionics	19,645	12,294	5,141	917	4,156	(4,924)	-	(4,924)
Electric Era Technologies, Inc.	15,486	242	3,702	-	674	(3,177)	-	(3,177)
Altilium Metals Ltd.	1,896	118,228	24,679	-	-	(1,912)	-	(1,912)
Total	90,570	150,268	55,090	917	138,801	5,629	12	5,641

	As of December 31, 2022				For the year ended December 31, 2022
	Assets		Liabilities			Net income	Other comprehensive	Comprehensive
Associate	Current	Non-current	Current	Non-current	Revenue	(loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	30,455	15,972	10,395	2	63,482	10,919	-	10,919
Ajay Europe SARL	33,742	1,992	18,486	-	64,060	12,261	(21)	12,240
Total	64,197	17,964	28,881	2	127,542	23,180	(21)	23,159

56

Notes to the Consolidated Financial Statements December 31, 2023

8.3	Disclosures regarding interests in associates

(a)	Transactions for the period ended December 31, 2023:

•	During the second quarter of 2023, the Company received dividends from Abu Dhabi Fertilizer Industries WWL totaling ThUS$ 633, which were presented under "Other gains (losses).

•	During the third quarter of 2023, the Company invested ThUS$20,383 to acquire a 20% interest in Adionics Société par actions simplifiée.

•	During the third quarter of 2023, the Company invested ThUS$7,620 to acquire a 3% interest in Altilium Metals Ltd., and ThUS$3,000 to acquire a 6.82% interest in Electric Era Techonologies Inc. The Company has the right to appoint a director, specific rights over share transfers, and first refusal rights in future capital increases.

(b)	Transactions for the period ended December 31, 2022

•	During February 2022, the Company received dividends of ThUS$ 3,000 from Abu Dhabi Fertilizer Industries WWL which triggered a income of ThUS$ 523 recorded in the line item other (losses), corresponding to the excess over the account receivable recognized in December 2021.

57

Notes to the Consolidated Financial Statements December 31, 2023

Note 9	Joint Ventures

9.1	Investment in joint ventures accounted for under the equity method of accounting.

	Equity-accounted investees		Share in income (loss) of joint ventures accounted for using the equity method		Share on other comprehensive income joint ventures accounted for using the equity method		Share on total comprehensive income of joint ventures accounted for using the equity method
Joint Venture	As of December 31, 2023	As of December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	19,490	20,793	(6,564)	8,208	2,450	674	(4,114)	8,882
Pavoni & C. Spa	7,870	7,315	396	470	139	(210)	535	260
Covalent Lithium Pty Ltd. (*)	-	-	107	(1,324)	1,583	90	1,690	(1,234)
Pirra Lithium Pty Ltd.	3,544	-	-	-	-	-	-	-
Total	30,904	28,108	(6,061)	7,354	4,172	554	(1,889)	7,908

(*) Equity method investments with a negative value are presented under "Other non-current provisions" and total ThUS$ 766.

58

Notes to the Consolidated Financial Statements December 31, 2023

The following companies were included in the consolidation:

	Equity-accounted investees		Share in income (loss) of joint ventures accounted for using the equity method		Share on other comprehensive income of joint ventures accounted for using the equity method		Share on total comprehensive income of joint ventures accounted for using the equity method
Joint Venture	As of December 31, 2023	As of December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2022	For the year ended December 31, 2023	For the year ended December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (**)	-	14,667	-	5,834	-	551	-	6,385
SQM Vitas Perú S.A.C. (1)	2,488	1,340	(2,302)	2,293	-	-	(2,302)	2,293
Total	2,488	16,007	(2,302)	8,127	-	551	(2,302)	8,678

(**) As of December 31, 2023, the investment in SQM Vitas Brasil Agroindustria was sold.

(1)	These companies are subsidiaries of:

SQM Vitas Fzco.

					Dividends received for the year ending
Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership	As of December 31, 2023	As of December 31, 2022
					ThUS$	ThUS$
SQM Vitas Fzco.	Production and commercialization of specialty plant, animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
Pavoni & C. Spa	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicilia	Italy	50%	-	-
Covalent Lithium Pty Ltd.	Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-
SQM Vitas Brasil Agroindustria (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Perú S.A.C. (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
Pirra Lithium Pty Ltd.	Exploration and development of lithium assets.	Suite 12, 11 Ventnor Avenue, West Perth, WA 6605.	Australia	37.5%	-	-
Total					-	-

59

Notes to the Consolidated Financial Statements December 31, 2023

9.2	Assets, liabilities, revenue and expenses from joint ventures

	As of December 31, 2023				For the year ended December 31, 2023
	Assets		Liabilities			Net income	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	(loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	34,056	-	52	-	-	359	-	359
SQM Vitas Brasil Agroindustria (**)	-	-	-	-	-	-	-	-
SQM Vitas Perú S.A.C. (*)	40,327	8,954	36,898	220	53,477	(4,603)	-	(4,603)
Pavoni & C. Spa (*)	11,879	6,407	8,146	814	21,439	792	115	907
Covalent Lithium Pty Ltd.	6,980	2,602	7,106	4,009	-	215	-	215
Pirra Lithium Pty Ltd.	-	-	-	-	-	-	-	-
Total	93,242	17,963	52,202	5,043	74,916	(3,237)	115	(3,122)

	As of December 31, 2022				For the year ended December 31, 2022
	Assets		Liabilities			Net income	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	(loss)	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	9,618	-	49	-	-	165	-	165
SQM Vitas Brasil Agroindustria (*)	73,045	6,111	45,894	-	162,026	11,670	602	12,272
SQM Vitas Perú S.A.C. (*)	59,196	7,285	49,596	117	61,387	4,586	-	4,586
Pavoni & C. Spa (*)	11,516	6,358	8,853	802	18,066	939	(344)	595
Covalent Lithium Pty Ltd.	2,077	3,088	7,062	3,017	-	(2,648)	-	(2,648)
Total	155,452	22,842	111,454	3,936	241,479	14,712	258	14,970

(*) The financial figures figures exclude consolidation adjustments (unrealized gains and losses).

60

Notes to the Consolidated Financial Statements December 31, 2023

9.3	Other Joint Venture disclosures

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
Joint Venture	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	28,012	3,866	-	-	-	-
SQM Vitas Brasil Agroindustria	-	3,820	-	9,753	-	-
SQM Vitas Perú S.A.C.	2,318	2,208	-	82	-	117
Pavoni & C. Spa	838	1,088	2,043	4,951	-	-
Covalent Lithium Pty Ltd.	1,865	1,931	-	494	-	-
Total	33,033	12,913	2,043	15,280	-	117

	Depreciation and amortization expense for the year ending		Interest expense for the year ending		Income tax benefit (expense) for the year ending
Joint Venture	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	-	-	(1)	(1)	-	-
SQM Vitas Brasil Agroindustria	-	(331)	-	(333)	-	(3,164)
SQM Vitas Perú S.A.C.	(513)	(360)	(220)	(298)	2,013	(2,370)
Pavoni & C. Spa	(213)	(183)	(418)	(347)	(392)	(459)
Covalent Lithium Pty Ltd.	(691)	(176)	(16)	(40)	(107)	1,094
Total	(1,417)	(1,050)	(655)	(1,019)	1,514	(4,899)

61

Notes to the Consolidated Financial Statements December 31, 2023

9.4	Disclosure of interests in joint ventures

a)	Transactions for the period ended December 31, 2023

•	On December 19, 2023, the joint venture SQM Vitas Fzco sold its 100% interest in SQM Vitas Brasil, generating an effect on the consolidated financial statements of a loss of ThUS$2.6. Prior to the sale of Vitas Brasil, Vitas Brasil distributed dividends to SQM Vitas Fzco for ThUS$14,282. Subsequently, in 2024 SQM Vitas Fzco distributed and paid dividends to the Company in the amount of ThUS$12,500.

•	During the fourth quarter of 2023, the Company made an investment of ThUS$3,544 in Pirra Lithium Pty Ltd with an equity interest of 37.5%. The Company has the right to nominate a director and anti-dilution rights in terms of its shareholding. In addition, it has the right to nominate a member of the technical committee in charge of exploration plans and budgets.

•	On December 19, 2023, the SQM Vitas Fzco joint venture made an agreement with the Company to purchase 50% of the SQM Vitas Peru joint venture, which will be completed during the second quarter of 2024 for approximately US$5 subject to compliance with certain regulatory requirements.

b)	Transactions for the period ended December 31, 2022

•	As of December 31, 2022, there are no transactions to disclose.

9.5	Joint Operations

In 2017, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mt Holland lithium project in Western Australia. The Mt Holland Lithium Project consist, to design, construct and operate a mine, concentrator and refinery to produce lithium hydroxide.

On February 17, 2021, the Board of Directors approved the investment in the Mount Holland lithium project in Western Australia. SQM's share of the project investment is expected to be approximately US$700 million, between 2021 and 2025. The feasibility study confirms an expected initial production capacity of 50,000 metric tons of lithium hydroxide during the second half of 2024.

As of December 31, 2023, a total of US$720.6 million has been contributed to the Mt Holland lithium project. The revised investment budget for this project considers an outstanding investment balance of US$124 million.

62

Notes to the Consolidated Financial Statements December 31, 2023

Note 10	Cash and cash equivalents

10.1	Types of cash and cash equivalents

As of December 31, 2023 and 2022, cash and cash equivalents are detailed as follows:

Cash	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Cash on hand	33	43
Cash in banks	676,282	529,606
Other demand deposits	709	-
Total Cash	677,024	529,649

Cash equivalents	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	23,545	1,099,441
Short-term investments, classified as cash equivalents	340,800	1,026,146
Total cash equivalents	364,345	2,125,587
Total cash and cash equivalents	1,041,369	2,655,236

10.2	Short-term investments, classified as cash equivalents

As of December 31, 2023 and 2022, the short-term investments classified as cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	312,924	590,661
JP Morgan US dollar Liquidity Fund Institutional	22,845	435,485
Banco Crédito e Inversiones	5,031	-
Total	340,800	1,026,146

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. and in Chile market.

63

Notes to the Consolidated Financial Statements December 31, 2023

10.3	Amount restricted cash balances

The Company has granted a guarantee consisting of financial instruments, specified in deposits, custody and administration to Banco de Chile, for its subsidiary Isapre Norte Grande Ltda., in compliance with the provisions of the Superintendence of Health, which regulates social security health institutions.

According to the regulations of the Superintendence of Health, this guarantee is for the total payable to its affiliates and medical providers. Banco de Chile reports the current value of the guarantee to the Superintendence of Health and Isapre Norte Grande Ltda. on a daily basis.

As of December 31, 2023 and 2022 pledged assets are as follows:

Restricted cash balances	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	950	717
Total	950	717

64

Notes to the Consolidated Financial Statements December 31, 2023

10.4	Short-term deposits, classified as cash equivalents

The detail at the end of each balance date is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2023
						ThUS$	ThUS$	ThUS$
Banco Santander	Fixed term	Dollar	0.39%	12-11-2023	01-05-2024	5,000	16	5,016
Banco Santander	Fixed term	Dollar	0.28%	12-21-2023	01-08-2024	1,300	2	1,302
Banco Crédito e Inversiones	Fixed term	Dollar	0.80%	12-28-2023	02-16-2024	1,000	-	1,000
Itaú Corpbanca	Fixed term	Dollar	0.27%	12-18-2023	01-05-2024	3,000	6	3,006
Itaú Corpbanca	Fixed term	Dollar	0.54%	12-04-2023	01-08-2024	2,000	8	2,008
Scotiabank Sud Americano	Fixed term	Dollar	0.45%	12-18-2023	01-16-2024	2,700	5	2,705
Scotiabank Sud Americano	Fixed term	Dollar	0.23%	12-20-2023	01-04-2024	2,200	4	2,204
Scotiabank Sud Americano	Fixed term	Dollar	0.16%	12-29-2023	01-05-2024	1,140	1	1,141
Scotiabank Sud Americano	Fixed term	Dollar	0.78%	12-13-2023	01-31-2024	700	2	702
Banco de Chile	Fixed term	Dollar	0.70%	12-27-2023	02-09-2024	1,850	1	1,851
Banco de Chile	Fixed term	Dollar	1.02%	12-04-2023	02-05-2024	1,300	6	1,306
Banco de Chile	Fixed term	Dollar	0.77%	12-14-2023	01-31-2024	1,300	4	1,304
Total						23,490	55	23,545

65

Notes to the Consolidated Financial Statements December 31, 2023

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2022
						ThUS$	ThUS$	ThUS$
Banco Crédito e Inversiones	Fixed term	Peso	0.95%	11-17-2022	01-25-2023	42,998	609	43,607
Banco Crédito e Inversiones	Fixed term	Peso	0.94%	12-15-2022	01-25-2023	100,817	537	101,354
Itaú Corpbanca	Fixed term	Peso	0.96%	12-06-2022	01-05-2023	41,421	343	41,764
Itaú Corpbanca	Fixed term	Peso	0.96%	12-12-2022	01-25-2023	100,660	644	101,304
Itaú Corpbanca	Fixed term	Peso	0.95%	11-17-2022	01-25-2023	32,248	458	32,706
Itaú Corpbanca	Fixed term	Peso	0.95%	11-16-2022	01-25-2023	73,831	1,070	74,901
Itaú Corpbanca	Fixed term	Peso	0.96%	12-13-2022	01-25-2023	30,146	183	30,329
Santander	Fixed term	Peso	0.95%	12-16-2022	01-25-2023	103,288	523	103,811
Santander	Fixed term	Peso	0.94%	12-06-2022	01-05-2023	20,710	168	20,878
Scotiabank Sud Americano	Fixed term	Peso	0.96%	12-12-2022	01-25-2023	50,330	322	50,652
Scotiabank Sud Americano	Fixed term	Peso	0.98%	12-13-2022	01-25-2023	100,487	621	101,108
Scotiabank Sud Americano	Fixed term	Peso	0.96%	12-13-2022	01-25-2023	70,341	428	70,769
Scotiabank Sud Americano	Fixed term	Peso	0.97%	12-14-2022	01-25-2023	100,258	584	100,842
Scotiabank Sud Americano	Fixed term	Dollar	0.38%	11-21-2022	01-25-2023	82,000	424	82,424
Sumitomo Mitsui Banking	Fixed term	Dollar	0.38%	11-21-2022	01-25-2023	122,000	631	122,631
Banco Crédito e Inversiones	Fixed term	Dollar	0.42%	12-06-2022	01-06-2023	2,000	7	2,007
Banco Crédito e Inversiones	Fixed term	Dollar	0.44%	12-01-2022	01-03-2023	1,500	6	1,506
Banco Crédito e Inversiones	Fixed term	Peso	0.22%	12-30-2022	01-06-2023	2,103	1	2,104
Banco de Chile	Fixed term	Dollar	0.95%	12-12-2022	02-14-2023	600	2	602
Itaú Corpbanca	Fixed term	Dollar	1.02%	12-13-2022	02-16-2023	500	2	502
Itaú Corpbanca	Fixed term	Dollar	0.46%	11-30-2022	01-03-2023	1,000	4	1,004
Itaú Corpbanca	Fixed term	Dollar	0.42%	12-06-2022	01-06-2023	700	2	702
Itaú Corpbanca	Fixed term	Dollar	1.07%	12-21-2022	02-27-2023	1,700	3	1,703
Scotiabank Sud Americano	Fixed term	Dollar	0.66%	12-07-2022	01-27-2023	1,000	3	1,003
Scotiabank Sud Americano	Fixed term	Dollar	0.64%	11-16-2022	01-03-2023	2,500	15	2,515
Scotiabank Sud Americano	Fixed term	Dollar	0.72%	12-28-2022	02-13-2023	2,200	1	2,201
Scotiabank Sud Americano	Fixed term	Dollar	0.96%	12-30-2022	03-03-2023	500	-	500
Scotiabank Sud Americano	Fixed term	Dollar	0.58%	11-22-2022	01-03-2023	1,500	8	1,508
Scotiabank Sud Americano	Fixed term	Dollar	0.38%	12-16-2022	01-13-2023	1,500	3	1,503
Scotiabank Sud Americano	Fixed term	Dollar	0.87%	12-22-2022	02-16-2023	1,000	1	1,001
Total						1,091,838	7,603	1,099,441

66

Notes to the Consolidated Financial Statements December 31, 2023

Note 11    Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Raw material	61,098	27,035
Production supplies	77,810	68,426
Products-in-progress	744,217	695,927
Finished product	891,469	992,893
Total	1,774,594	1,784,281

As of December 31, 2023, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 503,318 and as of December 31, 2022 was ThUS$ 513,209 (including products in progress). As of December 31, 2023, bulk inventories recognized within work in progress were ThUS$ 221,559, while as of December 31, 2022 this value amounted to ThUS$ 168,923.

As of December 31, 2023 and December 31, 2022, bulk inventories recognized within finished goods were ThUS$ 164,029 and ThUS$ 182,691, respectively.

As of December 31, 2023 and December 2022, recognized inventory allowances recognized, amounted to ThUS$ 133,768 and ThUS$ 104,057, respectively. For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off-specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, moisture, etc.). (See Note 3.15).

For raw materials, supplies, materials and parts, the lower value provision was associated to the proportion of defective materials and potential differences.

The breakdown of inventory allowances is detailed as follows:

Type of inventory	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Raw material and supplies for production	7,724	4,186
Products-in-progress	104,970	83,499
Finished product	21,074	16,372
Total	133,768	104,057

The Company has not pledged inventory as collateral for the periods indicated above.

67

Notes to the Consolidated Financial Statements December 31, 2023

As of December 31 2023 and 2022, movements in provisions are detailed as follows:

Reconciliation	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Beginning balance	104,057	75,892
Increase in Lower Value	32,926	29,693
Additional provision for differences in inventories	455	(161)
Provision used	(3,670)	(1,367)
Total changes	29,711	28,165
Final balance	133,768	104,057

For further details, see accounting policy for inventory measurement in Note 3.15

68

Notes to the Consolidated Financial Statements December 31, 2023

Note 12	Related party disclosures

12.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

12.2	Relationships between the parent and the entity

Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

69

Notes to the Consolidated Financial Statements December 31, 2023

12.3	Detailed identification of related parties and subsidiaries

As of December 31, 2023 and 2022, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQM North America Corp.	United States	Dollar	Subsidiary
Foreign	SQM Europe N.V. (4)	Belgium	Dollar	Subsidiary
Foreign	Soquimich European Holding B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	North American Trading Company	United States	Dollar	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQM Perú S.A. (2)	Peru	Dollar	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	Dollar	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	Dollar	Subsidiary
Foreign	SQM Investment Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	Dollar	Subsidiary
Foreign	SQM France S.A.	France	Dollar	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	Dollar	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	Dollar	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	Dollar	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	Dollar	Subsidiary
Foreign	Comercial Caimán Internacional S.A. (3)	Panama	Dollar	Subsidiary
Foreign	SQM África Pty. Ltd.	South Africa	Dollar	Subsidiary
Foreign	SQM Colombia SAS	Colombia	Dollar	Subsidiary
Foreign	SQM Internacional N.V.	Belgium	Dollar	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	Dollar	Subsidiary
Foreign	SQM Iberian S.A.	Spain	Dollar	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Thailand Limited	Thailand	Dollar	Subsidiary
Foreign	SQM Australia PTY	Australia	Dollar	Subsidiary
Foreign	SQM Holland B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Korea LLC	South Korea	Dollar	Subsidiary
Foreign	Soquimich Comercial Brasil Ltda (5)	Brazil	Dollar	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	Dollar	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Peso	Subsidiary

70

Notes to the Consolidated Financial Statements December 31, 2023

Tax ID No	Name	Country of origin	Functional currency	Nature
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	Dollar	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SPA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Búfalo	Chile	Dollar	Subsidiary
Foreign	Ajay North America	United States	Dollar	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	United Arab Emirates	Arab Emirates dirham	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	Electronic era Technologies Inc.	United States	Dollar	Associate
Foreign	Altilium Metals Ltd.	United Kingdom	Pound Sterling	Associate
Foreign	SAS Adionics	France	Euro	Associate
Foreign	Pirra Lithium Pty Ltd.	Australia	Australian Dollar	Associate
Foreign	SQM Vitas Fzco.	United Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Dollar	Joint venture
Foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	Dollar	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Peso	Other related parties
Foreign	SQM Vitas Brasil Agroindustria (6)	Brazil	Brazilian real	Other related parties
Foreign	SQM Vitas Perú S.A.C. (1)	Peru	Dollar	Other related parties

(1)	These Companies are subsidiaries of the joint venture SQM Vitas Fzco.

(2)	This Company was liquidated in December 2022.

(3)	This Company was liquidated in March 2023.

(4)	On July 1, 2023, SQM Europe N.V. absorbed SQM International N.V.

(5)	This new company was incorporated on December 11, 2023.

(6)	This company was sold on December 19, 2023.

71

Notes to the Consolidated Financial Statements December 31, 2023

The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Sociedad Contractual Minera Pampa Unión	Chile	Peso	Other related parties

Below is a list of transactions with clients and suppliers with whom a relationship with key Company personnel was identified:

Tax ID No	Name	Country of origin	Nature
90.193.000-7	El Mercurio S.A.P.	Chile	Other related parties
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Chile	Other related parties
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Chile	Other related parties
97.004.000-5	Banco de Chile	Chile	Other related parties
99.012.000-5	Compañía de Seguros de Vida Consorcio Nacional	Chile	Other related parties
65.614.340-1	Corporación Endeavor Chile	Chile	Other related parties
82.135.600-8	Instituto Chileno administración empresas	Chile	Other related parties
96.532.830-0	Sociedad Inversiones Oro Blanco S.A.	Chile	Other related parties

72

Notes to the Consolidated Financial Statements December 31, 2023

12.4	Detail of related parties and related party transactions

Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.

For the year ended December 31, 2023, and 2022, the detail of significant transactions with related parties is as follows:

Tax ID No	Name	Nature	Country of origin	Transaction	For the year ended December 31, 2023	For the year ended December 31, 2022
					ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	45,314	45,205
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	4,682	1,778
Foreign	Ajay North America LL.C.	Associate	United States of America	Sale of products	30,791	41,814
Foreign	Ajay North America LL.C.	Associate	United States of America	Dividends	4,013	1,576
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	Emiratos Árabes	Dividends	633	3,000
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	9,019	51,748
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Sale of products	17,312	58,077
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	5,541	4,138
Chile	Banco de Chile	Other related parties	Chile	Service Provider	(32,418)	(27,918)
Chile	El Mercurio S.A.P.	Other related parties	Chile	Service Provider	(1,038)	(90)
Chile	Compañía de Seguros de Vida Consorcio Nacional	Other related parties	Chile	Service Provider	(33)	(31)
Chile	Entel PCS Telecomunicaciones S.A.	Other related parties	Chile	Service Provider	(182)	(228)
Chile	Gonzalo Guerrero Yamamoto	Other related parties	Chile	Service Provider	-	(19)
Chile	Empresa Nacional de Telecomunicaciones	Other related parties	Chile	Service Provider	(3,485)	(1,746)
Chile	Instituto Chileno administración empresas	Other related parties	Chile	Service Provider	(134)	(46)
Chile	Fundación para el desarrollo social	Other related parties	Chile	Service Provider	-	(7)
Chile	Corporación Endeavor Chile	Other related parties	Chile	Service Provider	(101)	-

73

Notes to the Consolidated Financial Statements December 31, 2023

12.5	Trade receivables due from related parties, current:

Tax ID No	Name	Nature	Country of origin	Currency	As of December 31, 2023	As of December 31, 2022
					ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	8,932	7,967
Foreign	Ajay North America LL.C.	Associate	United States of America	Dollar	4,393	8,354
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	Dollar	5	5
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Dollar	-	32,054
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Dollar	27,115	31,081
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	United Arab Emirates Dirham	232	232
Foreign	Pavoni & C. SpA	Joint venture	Italy	Euro	2,576	888
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australian dollar	-	1,041
Total					43,253	81,622

As of December 31, 2023 and 2022, receivables are net of provision for ThUS$ 800 and ThUS$ 1,378, respectively.

12.6	Current trade payables due to related:

Tax ID No	Name	Nature	Country of origin	Currency	As of December 31, 2023	As of December 31, 2022
					ThUS$	ThUS$
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australian dollar	2,346	-
Total					2,346	-

12.7	Other disclosures:

Note 6 describes the remuneration of the board of directors, administration and key management personnel.

74

Notes to the Consolidated Financial Statements December 31, 2023

Note 13 Financial instruments

13.1	Types of other current and non-current financial assets

Description of other financial assets	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Financial assets at amortized cost (1)	1,316,797	950,167
Derivative financial instruments
- For hedging	8,527	7,014
- Non-hedging (2)	519	4,174
Total other current financial assets	1,325,843	961,355
Financial assets at fair value through other comprehensive income (4)	232,268	9,497
Derivative financial instruments
- For hedging	15,993	22,606
Other financial assets at amortized cost	20	23
Total other non-current financial assets	248,281	32,126

Institution	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Banco de Crédito e Inversiones	74,459	187,707
Banco Morgan Stanley (3)	5,590	-
Banco Santander	100,083	51,444
Banco Itau	372,061	15,048
Banco Estado	-	85,055
Banco de Chile	-	150,259
Scotiabank Sud Americano	672,720	250,362
Sumitomo Mitsui Banking	91,884	210,292
Total	1,316,797	950,167

(1)	Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions.

(2)	Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 13.3).

(3)	As of December 31, 2023, collateral guarantees total ThUS$ 5,590, which are related to hedging derivative instruments. As December 31, 2022, There were no collateral guarantees.

(4)	During the first quarter of 2023, the Company made an investment of ThUS$13,480 to acquire a 19.99% interest in Azure Minerals Limited (a company listed on the Australian Stock Exchange). The Company and Azure have entered into an acquisition agreement under which the Company has the right to choose a director and acquire 25% of all lithium products in which Azure has an interest on commercially competitive market terms. During the third quarter, the Company invested an additional ThUS$12,904, to maintain its ownership interest. During the fourth quarter, the Company made an additional investment of ThUS$4,317. As of December 31, 2023, the Company has exercised no significant influence over this entity and therefore it has been recognized as a financial instrument at fair value with changes in other comprehensive income on an irrevocable basis. The impact on other comprehensive income from this investment is ThUS$135,358, net of tax.

75

Notes to the Consolidated Financial Statements December 31, 2023

13.2	Trade and other receivables

	As of December 31, 2023			As of December 31, 2022
Trade and other receivables	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	784,422	-	784,422	1,002,223	-	1,002,223
Prepayments, current	74,630	-	74,630	38,709	-	38,709
Other receivables, current	18,163	2,559	20,722	16,648	2,091	18,739
Guarantee deposits (1)	29,966	-	29,966	29,840	-	29,840
Total trade and other receivables	907,181	2,559	909,740	1,087,420	2,091	1,089,511

See discussion about credit risk in Note 4.2.

	As of December 31, 2023			As of December 31, 2022
Trade and other receivables	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	787,667	(3,245)	784,422	1,006,982	(4,759)	1,002,223
Prepayments, current	75,414	(784)	74,630	39,493	(784)	38,709
Other receivables, current	21,209	(3,046)	18,163	19,920	(3,272)	16,648
Guarantee deposits (1)	29,966	-	29,966	29,840	-	29,840
Other receivables, non-current	2,559	-	2,559	2,091	-	2,091
Total trade and other receivables	916,815	(7,075)	909,740	1,098,326	(8,815)	1,089,511

(1) During the third quarter of 2022, the Company signed an agreement for an option to potentially acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year from lithium sulfate salts. In addition, the transaction secures rights to adjacent land for future expansion.

The acquisition cost totals CNY 869 million (ThUS$ 119,575) from which a deposit was paid in advance amounting CNY 204.5 million (ThUS$ 29,322) in the first quarter of 2023. The disbursement of the remaining amounts is subject to compliance with various conditions. The Company´s payments would be backed by various guarantees granted by the seller and any failure to fulfil the conditions required by the contract would be considered a material breach of contract, giving the Company the right to demand the restitution of the amounts already paid.

76

Notes to the Consolidated Financial Statements December 31, 2023

As of December 31, 2023 and 2022, the renegotiated portfolio represented 0% of total trade receivables.

(a)	Impairment provision for doubtful receivables

As of December 31, 2023
	Trade accounts receivable days past due						Trade
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	0%	2%	7%	2%	39%	-	-
Total Gross Book Value	758,781	18,732	2,684	3,509	3,961	787,667	44,053
Impairment Estimate	1,007	422	197	67	1,552	3,245	800

As of December 31, 2022
	Trade accounts receivable days past due						Trade
Trade and other receivables	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days	Trade	receivables due from related parties
						ThUS$	ThUS$
Expected Loss Rate on	0%	1%	7%	6%	81%	-	-
Total Gross Book Value	968,129	30,187	1,457	3,336	3,873	1,006,982	83,000
Impairment Estimate	948	391	108	186	3,126	4,759	1,378

As of December 31, 2023 and 2022, movements in provisions are as follows:

Provisions	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Impairment provision of Accounts receivable at the beginning of the year	10,193	14,716
Increase (decrease) impairment of accounts receivable	(202)	(3,369)
Write-off of receivables	(1,351)	-
Difference in exchange rate	(765)	(1,154)
Impairment provision of Accounts Receivable Provision at the end of the year	7,875	10,193
The allowance for impairment of accounts receivable is analyzed below
Trade and other Receivables Provision	3,245	4,759
Current Other Receivables Provision	3,830	4,056
Trade receivables with related parties, current Provision	800	1,378

Impairment provision of Accounts Receivable	7,875	10,193

77

Notes to the Consolidated Financial Statements December 31, 2023

13.3	Hedging assets and liabilities

The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. (See more detail in Note 4.2 b).

As of December 31, 2023	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps and Forwards
Cash flow hedge derivatives
Short term	7,038	30,442	-	-
Long term	15,993	8,368	-	-
Subtotal	23,031	38,810	(13,067)	(2,712)
Type of Instrument: Forwards
Non-hedging derivatives disbursement SQM Australia Pty
Short term	1,489	-	-	-
Long term	-	52	-	1,437
Subtotal	1,489	52	-	1,437
Underlying Investments Hedge	24,520	38,862	(13,067)	(1,275)
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	519	14,795	-	-
Underlying Investments Hedge	519	14,795	5,401	-
Total Instruments	25,039	53,657	(7,666)	(1,275)

The Company recouponed the CCS with Santander Bank who had hedged the Series Q bond, by moving the UF/USD exchange rate upwards. This change increased the USD value of the bond by ThUS$16,440 and its interest payable. Santander Bank paid the company ThUS$17,320 on August 18, 2023 in exchange for this amendment.

As of December 31, 2022	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity (1)
Type of Instrument: Cross currency interest rate swaps and Forwards
Cash flow hedge derivatives
Short term	7,014	42,754	-	-
Long term	15,467	19,772	-	-
Subtotal	22,481	62,526	(12,939)	(27,106)
Type of Instrument: Forwards
Non-hedging derivatives disbursement SQM Australia Pty
Long term	7,139	-	-	7,139
Subtotal	7,139	-	-	7,139
Underlying Investments Hedge	29,620	62,526	(12,939)	(19,967)
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	4,174	5,816	-	-
Underlying Investments Hedge	4,174	5,816	38,653	-
Total Instruments	33,794	68,342	25,714	(19,967)

(1) See underlying hedges in Note 4.2 letters b) and d) and movement of cash flow hedge reserve in Note 20.4.

78

Notes to the Consolidated Financial Statements December 31, 2023

The balances in the column “Total Realized” consider the intermediate effects of the contracts that were in place between January 1 and December 31, 2023, and January 1 and December 31, 2022.

Reconciliation of asset and liability hedging derivatives	As of December 31, 2022	Cash Flow	Income statement	Equity and Others	As of December 31, 2023
Hedge-to-debt derivatives	(10,061)	(14,850)	6,631	20,800	2,520
Hedging derivatives to investment	(29,984)	(10,082)	18,171	3,595	(18,300)
Non-hedging derivatives disbursement SQM Australia Pty asset	7,139	1,183	(1,183)	(5,702)	1,437
Non-hedging derivatives	(1,642)	(18,034)	5,401	-	(14,275)

Derivative contract maturities are detailed as follows:

Series	Contract amount	Currency	Maturity date
	ThUS$
H	91,718	UF	01/05/2024
O	58,748	UF	02/01/2030
P	134,228	UF	01/15/2028
Q	123,370	UF	06/01/2030

Effectiveness

The Company uses CCS, Forwards and IRS to hedge the potential financial risk associated with exchange rate and interest rate volatility. The objective is to hedge the exchange rate and inflation financial risks associated with bond obligations, exchange rate financial risks associated with investments in Chilean pesos, exchange rate financial risk associated with projects under construction in Australian dollars and interest rate financial risk associated with bank loans. Hedges are documented and qualitatively assessed to demonstrate their effectiveness based on a comparison of their critical terms.

The hedges used by the Company as of the reporting date are highly effective given that the amounts, currencies, exchange dates and rates of the hedged item and the hedge are aligned, maintaining a close economic relationship.

79

Notes to the Consolidated Financial Statements December 31, 2023

13.4	Financial liabilities

Other current and non-current financial liabilities

As of December 31, 2023 and 2022, the detail is as follows:

Other current and non-current	As of December 31, 2023			As of December 31, 2022
financial liabilities	Currents	Non-Current	Total	Currents	Non-Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	1,164,262	295,518	1,459,780	130,840	197,522	328,362
Unsecured obligations	46,999	2,909,485	2,956,484	343,589	2,176,994	2,520,513
Derivative financial instruments
For hedging	30,443	8,419	38,862	42,754	19,772	62,526
Non-Hedging	14,795	-	14,795	5,816	-	5,816
Total	1,256,499	3,213,422	4,469,921	522,999	2,394,218	2,917,217

80

Notes to the Consolidated Financial Statements December 31, 2023

a)            Bank borrowings, current:

As of December 31, 2023, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment	Payment of
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	index	interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	United States of America	Dollar	Upon maturity	06-21-2024	5.88%	6.64%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	06-21-2024	4.49%	6.36%
93.007.000-9	SQM S.A.	Chile	97.043.000-8	JP Morgan	Chile	Dollar	Upon maturity	05-28-2024	6.69%	6.69%
93.007.000-9	SQM S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	Upon maturity	05-17-2024	5.95%	5.95%
93.007.000-9	SQM S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	Upon maturity	08-26-2024	6.88%	6.88%
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05-30-2024	6.19%	6.19%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	02-20-2024	6.18%	6.18%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	06-10-2024	6.19%	6.19%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	04-18-2024	6.01%	6.01%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	10-17-2024	5.84%	6.46%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	05-24-2024	6.17%	6.17%
93.007.000-9	SQM S.A.	Chile	97.023.000-9	Banco Itaú	Chile	Dollar	Upon maturity	07-05-2024	6.50%	6.50%
79.947.100-0	SQM Industrial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	05-16-2024	5.85%	5.85%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itaú	Chile	Dollar	Upon maturity	07-05-2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.023.000-9	Banco Itaú	Chile	Dollar	Upon maturity	07-05-2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.023.000-9	Banco Itaú	Chile	Dollar	Upon maturity	07-05-2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05-17-2024	6.07%	6.07%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05-30-2024	6.19%	6.19%
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	07-18-2024	5.92%	6.15%
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	06-10-2024	6.19%	6.19%
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	05-16-2024	5.85%	5.85%
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	06-21-2024	6.25%	6.25%

81

Notes to the Consolidated Financial Statements December 31, 2023

Debtor	Creditor	Nominal amounts as of December 31, 2023			Current amounts as of December 31, 2023
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	-	-	-	-	406	406	-	406
SQM S.A.	Banco Santander	-	120,000	120,000	-	124,383	124,383	-	124,383
SQM S.A.	Banco Santander	-	200,000	200,000	-	204,625	204,625	-	204,625
SQM S.A.	Banco JP Morgan	-	50,000	50,000	-	50,288	50,288	-	50,288
SQM S.A.	Banco Santander/Kexim	-	-	-	-	177	177	-	177
SQM S.A.	Scotiabank Chile	-	25,000	25,000	-	25,898	25,898	-	25,898
SQM S.A.	Banco Estado	15,000	-	15,000	15,569	-	15,569	-	15,569
SQM S.A.	Banco Estado	-	20,000	20,000	-	20,695	20,695	-	20,695
SQM S.A.	BCI	-	100,000	100,000	-	104,176	104,176	-	104,176
SQM S.A.	BCI	-	100,000	100,000	-	101,238	101,238	-	101,238
SQM S.A.	BCI	-	50,000	50,000	-	51,825	51,825	-	51,825
SQM S.A.	Banco Itaú	-	10,000	10,000	-	10,309	10,309	-	10,309
SQM Industrial S.A.	Banco de Chile	-	30,000	30,000	-	31,077	31,077	-	31,077
SQM Industrial S.A.	Banco Itaú	-	20,000	20,000	-	20,618	20,618	-	20,618
SQM Salar S.A.	Banco Itaú	-	10,000	10,000	-	10,311	10,311	-	10,311
SQM Salar S.A.	Banco Itaú	-	20,000	20,000	-	20,618	20,618	-	20,618
SQM Salar S.A.	Scotiabank Chile	-	50,000	50,000	-	51,864	51,864	-	51,864
SQM Salar S.A.	Scotiabank Chile	-	50,000	50,000	-	51,797	51,797	-	51,797
SQM Salar S.A.	Banco Estado	-	70,000	70,000	-	71,913	71,913	-	71,913
SQM Salar S.A.	Banco Estado	-	80,000	80,000	-	82,779	82,779	-	82,779
SQM Salar S.A.	Banco de Chile	-	40,000	40,000	-	41,436	41,436	-	41,436
SQM Salar S.A.	Banco de Chile	-	70,000	70,000	-	72,260	72,260	-	72,260
Total		15,000	1,115,000	1,130,000	15,569	1,148,693	1,164,262	-	1,164,262

82

Notes to the Consolidated Financial Statements December 31, 2023

As of December 31, 2022

Debtor			Creditor			Currency or
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	United States of America	Dollar	Upon maturity	05-30-2023	0.97%	5.22%
93.007.000-9	SQM S.A.	Chile	97.023.000-9	Banco Itaú	Chile	Dollar	Upon maturity	01-05-2023	4.50%	4.50%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	01-05-2023	4.59%	4.59%

Debtor	Creditor	Nominal amounts as of December 31, 2022			Current amounts as of December 31, 2022
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	70,000	70,000	-	70,393	70,393	(149)	70,244
SQM S.A.	Banco Itaú	20,000	-	20,000	20,062	-	20,062	-	20,062
SQM S.A.	Banco Estado	40,000	-	40,000	40,128	-	40,128	-	40,128
SQM S.A.	Scotiabank	-	-	-	406	-	406	-	406
Total		60,000	70,000	130,000	60,596	70,393	130,989	(149)	130,840

b)	Unsecured obligations, current:

As of December 31, 2023, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2024	Dollar	Semiannual	Upon maturity	0.80%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	05/07/2024	Dollar	Semiannual	Upon maturity	2.39%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	01/22/2024	Dollar	Semiannual	Upon maturity	3.62%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	03/10/2024	Dollar	Semiannual	Upon maturity	3.30%	3.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$750,000	05/07/2024	Dollar	Semiannual	Upon maturity	6.89%	6.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2024	UF	Semiannual	Semiannual	1.58%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2024	UF	Semiannual	Upon maturity	1.68%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2024	UF	Semiannual	Upon maturity	1.41%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2024	UF	Semiannual	Upon maturity	2.41%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

83

Notes to the Consolidated Financial Statements December 31, 2023

			Nominal amounts as of December 31, 2023			Carrying amounts of maturities as of December 31, 2023
Company	Country	Series	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	ThUS$450,000	-	2,869	2,869	-	2,869	2,869	(677)	2,192
SQM S.A.	Chile	ThUS$400,000	7,508	-	7,508	7,508	-	7,508	(235)	7,273
SQM S.A.	Chile	ThUS$700,000	7,554	-	7,554	7,554	-	7,554	(555)	6,999
SQM S.A.	Chile	ThUS$750,000	-	7,312	7,312	-	7,312	7,312	(1,521)	5,791
SQM S.A.	Chile	H	17,599	-	17,599	17,599	-	17,599	(172)	17,427
SQM S.A.	Chile	O	987	-	987	987	-	987	(82)	905
SQM S.A.	Chile	P	1,871	-	1,871	1,871	-	1,871	(12)	1,859
SQM S.A.	Chile	Q	-	359	359	-	359	359	(21)	338
Total			40,167	10,540	50,707	40,167	10,540	50,707	(3,708)	46,999

As of December 31, 2022

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2023	Dollar	Semiannual	Upon maturity	1.17%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300,000	04/03/2023	Dollar	Semiannual	Upon maturity	0.56%	3.63%
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	05/07/2023	Dollar	Semiannual	Upon maturity	3.01%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	01/22/2023	Dollar	Semiannual	Upon maturity	3.79%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	03/10/2023	Dollar	Semiannual	Upon maturity	3.44%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2023	UF	Semiannual	Semiannual	1.23%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2023	UF	Semiannual	Upon maturity	1.89%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2023	UF	Semiannual	Upon maturity	1.72%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2023	UF	Semiannual	Upon maturity	2.63%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

84

Notes to the Consolidated Financial Statements December 31, 2023

			Nominal amounts as of December 31, 2022			Carrying amounts of maturities as of December 31, 2022
Company	Country	Series	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250,000	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	ThUS$300,000	-	302,658	302,658	-	302,658	302,658	(170)	302,488
SQM S.A.	Chile	ThUS$450,000	-	2,869	2,869	-	2,869	2,869	(679)	2,190
SQM S.A.	Chile	ThUS$400,000	7,508	-	7,508	7,508	-	7,508	(237)	7,271
SQM S.A.	Chile	ThUS$700,000	-	7,554	7,554	-	7,554	7,554	(555)	6,999
SQM S.A.	Chile	H	17,566	-	17,566	17,566	-	17,566	(172)	17,394
SQM S.A.	Chile	O	965	-	965	965	-	965	(82)	883
SQM S.A.	Chile	P	1,830	-	1,830	1,830	-	1,830	(12)	1,818
SQM S.A.	Chile	Q	-	351	351	-	351	351	(20)	331
Total			32,517	313,432	345,949	32,517	313,432	345,949	(2,360)	343,589

85

Notes to the Consolidated Financial Statements December 31, 2023

c)	Classes of bank borrowings, non-current

The following table shows the details of bank borrowings as of December 31, 2023:

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	Canada	Dollar	Upon maturity	5.88%	6.64%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/South Korea	Dollar	Upon maturity	5.49%	6.36%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2023				Carrying amounts of maturities as of December 31, 2023
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	-	200,000	-	200,000	-	200,000	-	200,000	(1,648)	198,352
SQM S.A.	Banco Santander/Kexim	-	-	100,000	100,000	-	-	100,000	100,000	(2,834)	97,166
Total		-	200,000	100,000	300,000	-	200,000	100,000	300,000	(4,482)	295,518

As of December 31, 2022

Debtor			Creditor
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country	Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	United States of America	Dollar	Upon maturity	2.33%	3.19%
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank	Canada	Dollar	Upon maturity	5.10%	6.08%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2022				Carrying amounts of maturities as of December 31, 2022
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	-	-	-	-	-	-
SQM S.A.	Scotiabank	-	200,000	-	200,000	-	200,000	-	200,000	(2,478)	197,522
Total		-	200,000	-	200,000	-	200,000	-	200,000	(2,478)	197,522

86

Notes to the Consolidated Financial Statements December 31, 2023

d)            Unsecured obligations, non-current

The following table shows the details of “unsecured debentures that accrue non-current interest” as of December 31, 2023:

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	Dollar	Semiannual	Upon maturity	4.24%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	05/07/2029	Dollar	Semiannual	Upon maturity	4.14%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	01/22/2050	Dollar	Semiannual	Upon maturity	4.23%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	09/10/2051	Dollar	Semiannual	Upon maturity	3.45%	3.50%
93.007.000-9	SQM S.A.	Chile	-	ThUS$750,000	11/07/2033	Dollar	Semiannual	Upon maturity	6.89%	6.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.54%	3.45%

	Nominal non-current maturities as of December 31, 2023						Carrying amounts of maturities as of December 31, 2023
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$250,000	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(36)	249,964
ThUS$450,000	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(2,991)	447,009
ThUS$400,000	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(5,879)	394,121
ThUS$700,000	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(14,787)	685,213
ThUS$750,000	-	-	-	-	750,000	750,000	-	-	-	-	750,000	750,000	(13,437)	736,563
H	-	-	-	-	83,887	83,887	-	-	-	-	83,887	83,887	(861)	83,026
O	-	-	-	-	62,915	62,915	-	-	-	-	62,915	62,915	(659)	62,256
P	-	-	-	-	125,830	125,830	-	-	-	-	125,830	125,830	(40)	125,790
Q	-	-	-	-	125,830	125,830	-	-	-	-	125,830	125,830	(287)	125,543
Total	250,000	-	-	-	2,698,462	2,948,462	250,000	-	-	-	2,698,462	2,948,462	(38,977)	2,909,485

87

Notes to the Consolidated Financial Statements December 31, 2023

As of December 31, 2022

Debtor							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	Chile	-	ThUS$250,000	01/28/2025	Dollar	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$450,000	05/07/2029	Dollar	Semiannual	Upon maturity	4.10%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400,000	01/22/2050	Dollar	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700,000	09/10/2051	Dollar	Semiannual	Upon maturity	3.42%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.43%	3.45%

	Nominal non-current maturities as of December 31, 2022						Carrying amounts of maturities as of December 31, 2022
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$250,000	-	-	250,000	-	-	250,000	-	-	250,000	-	-	250,000	(469)	249,531
ThUS$450,000	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(3,666)	446,334
ThUS$400,000	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(6,112)	393,888
ThUS$700,000	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(15,341)	684,659
H	-	-	-	-	96,967	96,967	-	-	-	-	96,967	96,967	(1,034)	95,933
O	-	-	-	-	61,536	61,536	-	-	-	-	61,536	61,536	(741)	60,795
P	-	-	-	-	123,072	123,072	-	-	-	-	123,072	123,072	(52)	123,020
Q	-	-	-	-	123,073	123,073	-	-	-	-	123,073	123,073	(309)	122,764
Total	-	-	250,000	-	1,954,648	2,204,648	-	-	250,000	-	1,954,648	2,204,648	(27,724)	2,176,924

88

Notes to the Consolidated Financial Statements December 31, 2023

13.5	Trade and other payables

a)	Details trade and other payables

	As of December 31, 2023			As of December 31, 2022
Details trade and other payables	Current	Non-current	Current	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	441,780	-	441,780	358,711	-	358,711
Other accounts payable	2,163	-	2,163	1,438	-	1,438
Prepayments from customers	5,690	-	5,690	14,640	-	14,640
Total	449,633	-	449,633	374,789	-	374,789

As of December 31, 2023 and 2022, the balance of current and past due accounts payable is made up as follows:

Suppliers current on all payments

	Amounts according to payment periods as of December 31, 2023
						366 and
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	more
Type of Supplier	Days	days	Days	days	days	days	Total
							ThUS$
Goods	246,789	2,654	2	-	1,653	-	251,098
Services	142,625	243	4	-	65	-	142,937
Others	50,335	-	-	-	7	-	50,342
Total	439,749	2,897	6	-	1,725	-	444,377

	Amounts according to payment periods as of December 31, 2022
						366 and
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	more
Type of Supplier	Days	days	Days	days	days	days	Total
							ThUS$
Goods	239,108	786	877	339	-	-	241,110
Services	91,499	1,270	73	-	65	-	92,907
Others	34,325	-	-	-	-	-	34,325
Total	364,932	2,056	950	339	65	-	368,342

89

Notes to the Consolidated Financial Statements December 31, 2023

Suppliers past due on payments

	Amounts according to payment periods as of December 31, 2023
						366 and
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	more
Type of Supplier	Days	days	Days	days	days	days	Total
							ThUS$
Goods	864	158	77	66	185	-	1,350
Services	1,557	57	24	8	19	-	1,665
Others	10	9	-	-	59	-	78
Total	2,431	224	101	74	263	-	3,093

	Amounts according to payment periods as of December 31, 2022
						366 and
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	more
Type of Supplier	Days	days	Days	days	Days	days	Total
							ThUS$
Goods	1,294	135	64	24	1,363	-	2,880
Services	1,548	174	20	1	196	-	1,939
Others	136	27	-	-	27	-	190
Total	2,978	336	84	25	1,586	-	5,009

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of December 31, 2023, the Company has purchase orders amounting to ThUS$ 296,598 and ThUS$ 191,319 as of December 31, 2022.

90

Notes to the Consolidated Financial Statements December 31, 2023

13.6	Financial asset and liability categories

a)            Financial Assets

	As of December 31, 2023			As of December 31, 2022
Description of financial assets	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	1,041,369	-	1,041,369	2,655,236	-	2,655,236
Trade receivables due from related parties at amortized cost	43,253	-	43,253	81,622	-	81,622
Financial assets measured at amortized cost	1,316,797	20	1,316,817	950,167	23	950,190
Trade and other receivables	907,181	2,559	909,740	1,087,420	2,091	1,089,511
Total financial assets measured at amortized cost	3,308,600	2,579	3,311,179	4,774,445	2,114	4,776,559
Financial instruments for hedging purposes	8,527	15,993	24,520	7,014	22,606	29,620
Derivative financial instruments with effect in profit or loss (no hedge)	519	-	519	4,174	-	4,174
Financial assets classified as available for sale at fair value through other comprehensive income	-	232,268	232,268	-	9,497	9,497
Total financial assets at fair value	9,046	248,261	257,307	11,188	32,103	43,291
Total financial assets	3,317,646	250,840	3,568,486	4,785,633	34,217	4,819,850

91

Notes to the Consolidated Financial Statements December 31, 2023

b)            Financial Liabilities

	As of December 31, 2023			As of December 31, 2022
Description of financial liabilities	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through other comprehensive income	30,443	8,419	38,862	42,754	19,772	62,526
Held for trading at fair value through profit or loss	14,795	-	14,795	5,816	-	5,816
Financial liabilities at fair value	45,238	8,419	53,657	48,570	19,772	68,342
Bank loans	1,164,262	295,518	1,459,780	130,840	197,522	328,362
Unsecured obligations	46,999	2,909,485	2,956,484	343,589	2,176,924	2,520,513
Lease Liabilities	18,192	56,966	75,158	12,149	49,585	61,734
Trade and other payables	449,633	-	449,633	374,789	-	374,789
Total financial liabilities at amortized cost	1,679,086	3,261,969	4,941,055	861,367	2,424,031	3,285,398
Total financial liabilities	1,724,324	3,270,388	4,994,712	909,937	2,443,803	3,353,740

92

Notes to the Consolidated Financial Statements December 31, 2023

13.7	Fair value measurement of finance assets and liabilities

The fair value hierarchy is detailed as follows:

(a)	Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.

(b)	Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

(c)	Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

93

Notes to the Consolidated Financial Statements December 31, 2023

	As of December 31, 2023			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value (disclosure purposes)	Fair Amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	1,041,369	1,041,369	-	1,041,369	-	-
Other current financial assets
- Time deposits	1,316,797	1,316,797	-	-	1,316,797	-
- Derivative financial instruments
- Forwards	-	-	324	-	324	-
- Options	-	-	195	-	195	-
- Hedging assets	-	-	8,527	-	8,527	-
- Swaps	-	-	-	-	-	-
Non-current accounts receivable	2,559	2,559	-	-	-	-
Other non-current financial assets:
- Other	20	20	-	-	20	-
- Equity instruments	-	-	232,268	232,268	-	-
- Hedging assets – Swaps	-	-	15,993	15,993	-	-
Other current financial liabilities
- Bank borrowings	1,164,262	1,164,262	-	-	1,164,262	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	14,525	-	14,525	-
- Options	-	-	270	-	270	-
- Hedging liabilities – Swaps	-	-	12,143	-	12,143	-
- Swaps hedges, investments	-	-	18,300	-	18,300	-
- Cash flow hedges	-	-	-	-	-
- Unsecured obligations	46,999	46,999	-	-	46,999	-
Other non-current financial liabilities
- Bank borrowings	295,518	295,518	-	-	295,518	-
- Unsecured obligations	2,909,485	2,909,485	-	-	2,909,485	-
- Non-current hedging liabilities	-	-	8,419	-	8,419	-

94

Notes to the Consolidated Financial Statements December 31, 2023

	As of December 31, 2022			Measurement Methodology
Fair value measurement of assets and liabilities	Carrying Amount at Amortized Cost	Fair value (disclosure purposes)	Fair Amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	2,655,236	2,655,236	-	2,655,236	-	-
Other current financial assets
- Time deposits	950,167	950,167	-	-	950,167	-
- Derivative financial instruments
- Forwards	-	-	3,704	-	3,704	-
- Options	-	-	470	-	470	-
- Hedging assets	-	-	7,014	-	7,014	-
- Swaps	-	-	-	-	-	-
Non-current accounts receivable	2,091	2,091	-	-	-	-
Other non-current financial assets:
- Other	23	23	-	-	23	-
- Equity instruments	-	-	9,497	9,497	-	-
- Hedging assets – Swaps	-	-	22,606	22,606	-	-
Other current financial liabilities
- Bank borrowings	130,840	130,840	-	-	130,840	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	4,848	-	4,848	-
- Options	-	-	968	-	968	-
- Hedging liabilities – Swaps	-	-	42,754	-	42,754	-
- Swaps hedges, investments	-	-	-	-	-	-
- Unsecured obligations	343,589	343,589	-	-	343,589	-
- Lease liabilities, current	12,149	12,149	-	-	12,149	-
Other non-current financial liabilities
- Bank borrowings	197,522	196,598	-	-	196,598	-
- Unsecured obligations	2,176,924	2,476,924	-	-	2,476,924	-
- Non-current hedging liabilities	-	-	19,772	-	19,772	-

95

Notes to the Consolidated Financial Statements December 31, 2023

13.8	Reconciliation of net debt/cash and lease liabilities.

This section presents an analysis of net debt/cash plus lease liabilities and their movements for each of the reported periods. The table below presents net debt/cash ass described in Note 20.1. plus current and non-current lease liabilities to complete its analysis.

Net debt	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Cash and cash equivalents	1,041,369	2,655,236
Other current financial assets	1,325,843	961,355
Other non-current financial hedge assets	15,993	22,606
Other current financial liabilities	(1,256,499)	(522,999)
Lease liabilities, current	(18,192)	(12,149)
Other non-current financial liabilities	(3,213,422)	(2,394,218)
Non-current Lease liabilities	(56,966)	(49,585)
Total	(2,161,874)	660,246

	As of	From cash flow			Not from cash flow		As of
Cash and cash equivalents	December 31, 2022	Amounts from loans	Amounts from interests	Other cash income/expenses	Income statement	Equity and others	December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(2,848,875)	(1,534,282)	117,145	18,346	(168,598)	-	(4,416,264)
Financial instruments derived from hedging	(39,681)	(18,927)	4,077	-	11,731	20,800	(22,000)
Derivatives for investment hedges	(29,984)	-	-	(10,082)	18,171	3,595	(18,300)
Non-hedging Derivatives in Other financial liabilities	(5,816)	-	-	-	(8,979)	-	(14,795)
Current and non-current lease liabilities	(61,734)	15,914	2,038	-	(31,376)	-	(75,158)
Current and Non-Current Financial Liabilities	(2,986,090)	(1,537,295)	123,260	8,264	(179,051)	24,395	(4,546,517)
Cash and cash equivalents	2,655,236	-	(53,539)	(1,615,863)	55,535	-	1,041,369
Deposits that do not qualify as cash and cash equivalents	950,167	-	(49,226)	341,742	74,114	-	1,316,797
Debt Hedging Derivative Financial Instruments	29,620	-	-	-	(5,100)	-	24,520
Derivatives for investment hedges	-	-	-	-	-	-	-
Non-hedging derivatives on other financial assets	4,174	-	-	(18,034)	14,380	-	520
Hedging derivatives reimbursement of SQM Australia asset	7,139	-	-	1,183	(1,183)	(5,702)	1,437
Current and Non-Current Financial Assets	3,646,336	-	(102,765)	(1,290,972)	137,746	(5,702)	2,384,643
Total	660,246	(1,537,295)	20,495	(1,282,708)	(41,305)	18,693	(2,161,874)

96

Notes to the Consolidated Financial Statements December 31, 2023

	As of	From cash flow			Not from cash flow		As of
Cash and cash equivalents	December 31, 2021	Amounts from loans	Amounts from interests	Other cash income/expenses	Income statement	Equity and others	December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(2,555,511)	(246,883)	98,155	2,566	(147,202)	-	(2,848,875)
Debt hedging derivative financial instruments	(81,854)	993	7,623	-	6,108	27,449	(39,681)
Hedging and investment derivatives	-	-	-	(2,662)	(21,319)	(6,003)	(29,984)
Non-hedging derivatives on other financial liabilities	(1,672)	-	-	-	(4,144)	-	(5,816)
Operating lease liabilities, current and non-current	(54,223)	10,478	1,226	-	(19,215)	-	(61,734)
Current and Non-Current Financial Liabilities	(2,693,260)	(235,412)	107,004	(96)	(185,772)	21,446	(2,986,090)
Cash and cash equivalents	1,515,051	-	(25,623)	1,165,225	583	-	2,655,236
Deposits that do not qualify as cash and cash equivalents	905,170	-	(24,088)	24,679	44,406	-	950,167
Debt hedging derivative financial instruments	257	-	-	-	29,363	-	29,620
Hedging and investment derivatives	12,613	-	-	-	(12,613)	-	-
Non-hedging derivatives on other financial assets	1,254	-	-	(39,878)	42,798	-	4,174
Hedging derivatives reimbursement of SQM Australia asset	-	-	2,022	-	-	5,117	7,139
Current and Non-Current Financial Assets	2,434,345	-	(47,689)	1,150,026	104,537	5,117	3,646,336
Total	(258,915)	(235,412)	59,315	1,149,930	(81,235)	26,563	660,246

97

Notes to the Consolidated Financial Statements December 31, 2023

Note 14     Right-of-use assets and lease liabilities

14.1	Right-of-use assets

Reconciliation of changes in right-of-use assets as of December 31, 2023, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	18,320	17,839	-	1,805	22,903	60,867
Additions	894	13,714	-	37	18,686	33,331
Depreciation expenses	(687)	(4,509)	-	(987)	(11,088)	(17,271)
Transfer to property, plant and equipment	-	-	-	-	-	-
Other increases (decreases)	(228)	(1,586)	-	-	(1,920)	(3,734)
Total changes	(21)	7,619	-	(950)	5,678	12,326
Closing balance	18,299	25,458	-	855	28,581	73,193

Reconciliation of changes in right-of-use assets as of December 31, 2022, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	17,353	20,951	-	2,578	11,726	52,608
Additions	1,599	736	-	186	16,675	19,196
Depreciation expenses	(12)	(3,846)	-	(965)	(4,383)	(9,206)
Transfer to property, plant and equipment	(622)	-		-	(1,114)	(1,736)
Other increases (decreases)	2	(2)	-	6	(1)	5
Total changes	967	(3,112)	-	(773)	11,177	8,259
Closing balance	18,320	17,839	-	1,805	22,903	60,867

The Company’s lease activities included the following aspects:

(a)	The nature of the Company’s lease activities is related to contracts focused primarily on business operations, mainly rights-of-use to equipment and real estate,

(b)	The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Expansion options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company.

(c)	These are not subject to restrictions or agreements imposed by contracts.

There were no sales transactions with leasebacks in the period.

98

Notes to the Consolidated Financial Statements December 31, 2023

14.2	Lease liabilities

	As of December 31, 2023		As of December 31, 2022
Lease liabilities	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	18,192	56,966	12,149	49,585
Total	18,192	56,966	12,149	49,585

(a)	As of December 31, 2023 and 2022, current lease liabilities are analyzed as follows:

Debtor			Creditor	Contract		Nominal amounts as of December 31,2023			Amounts at amortized cost as of December 31, 2023
Tax ID No.	Company	Country	Supplier	indexation unit	Effective rate	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
93.007.00-9	SQM S.A.	Chile	Contract supplier	UF	3.49%	20	46	66	19	46	65
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	Peso	3.02%	344	1,034	1,378	321	977	1,298
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	UF	2.54%	1,492	4,040	5,532	1,400	3,718	5,118
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.58%	726	1,863	2,589	645	1,640	2,285
96.592.190-7	SQM Nitratos S.A.	Chile	Contract supplier	UF	3.49%	18	43	61	18	42	60
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	2.97%	374	1,123	1,497	336	956	1,292
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.16%	2	7	9	2	2	4
76.359.919-1	Orcoma SpA	Chile	Contract supplier	UF	6.80%	1	2	3	1	2	3
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	4.93%	725	1,896	2,621	721	1,884	2,605
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	3.74%	711	2,131	2,842	633	1,953	2,586
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	9.73%	262	789	1,051	240	747	987
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	1.30%	121	364	485	94	287	381
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	3.67%	106	267	373	97	244	341
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	344	1,007	1,351	267	820	1,087
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	2.45%	5	17	22	5	17	22
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	15	48	63	14	44	58
Total						5,266	14,677	19,943	4,813	13,379	18,192

99

Notes to the Consolidated Financial Statements December 31, 2023

Debtor			Creditor	Contract		Nominal amounts as of December 31,2022			Amounts at amortized cost as of December 31, 2022
Tax ID No.	Company	Country	Supplier	indexation unit	Effective rate	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
93.007.000-9	SQM S.A.	Chile	Contract supplier	UF	3.49%	20	59	79	18	55	73
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	Peso	2.75%	342	1,027	1,369	311	946	1,257
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	UF	2.42%	1,010	2,929	3,939	917	2,700	3,617
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	3.10%	676	2,027	2,703	577	1,755	2,332
96.592.190-7	SQM Nitratos S.A.	Chile	Contract supplier	UF	3.49%	18	55	73	17	52	69
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	2.94%	342	886	1,228	306	790	1,096
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	2	7	9	2	4	6
76.359.919-1	Orcoma SpA	Chile	Contract supplier	UF	2.53%	1	4	5	1	4	5
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	3.45%	99	296	395	86	264	350
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	7.84%	27	62	89	25	60	85
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	1.30%	102	306	408	96	290	386
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	2.90%	102	308	410	91	279	370
Foreign	SQM Australia PTY	Australia	Contract supplier	Australian dollar	4.42%	807	2,355	3,162	648	1,798	2,446
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	1.38%	5	17	22	5	17	22
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	8.51%	12	36	48	8	27	35
Total						3,565	10,374	13,939	3,108	9,041	12,149

100

Notes to the Consolidated Financial Statements December 31, 2023

(b)	As of December 31, 2023 and 2022, the non-current lease liabilities are analyzed as follows:

Debtor			Creditor	Contract indexation	Effective	Nominal amounts as of December 31, 2023				Amounts at amortized cost as of December 31, 2023
Tax ID No.	Company	Country	Supplier	units	rate	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	Peso	2.61%	1,176	1,079	-	2,255	1,133	1,064	-	2,197
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	UF	2.88%	6,185	3,728	-	9,913	5,901	3,630	-	9,531
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	2.06%	3,799	5,594	311	9,704	3,348	5,312	310	8,970
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	2.97%	1,844	969	181	2,994	2,020	938	173	3,131
76.359.919-1	Orcoma SpA	Chile	Contract supplier	Peso	6.80%	18	26	37	81	8	12	41	61
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	4.99%	524	265	-	789	484	260	-	744
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	6.79%	91	-	-	91	90	-	-	90
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Dollar	5.25%	3,197	1,131	-	4,328	3,040	1,105	-	4,145
Foreign	SQM Australia Pty	Australia	Contract supplier	Australian dollar	4.92%	5,624	18,236	-	23,860	5,618	16,916	-	22,534
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	9.20%	1,276	591	659	2,526	1,182	483	581	2,246
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	2.17%	1	-	-	1	1	-	-	1
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	1.30%	485	485	2,586	3,556	393	405	2,383	3,181
Foreign	SQM Iberian	Spain	Contract supplier	Euro	3.25%	61	61	16	138	58	60	17	135
Total						24,281	32,165	3,790	60,236	23,276	30,185	3,505	56,966

101

Notes to the Consolidated Financial Statements December 31, 2023

Debtor			Creditor	Contract indexation	Effective	Nominal amounts as of December 31, 2022				Amounts at amortized cost as of December 31, 2022
Tax ID No.	Company	Country	Supplier	units	rate	1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
						ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
93.007.000-9	SQM S.A.	Chile	Contract supplier	UF	3.49%	66	-	-	66	65	-	-	65
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	Peso	3.55%	1,176	1,176	1,078	3,430	1,104	1,133	1,064	3,301
79.626.800-K	SQM Salar S.A.	Chile	Contract supplier	UF	2.86%	5,633	1,605	347	7,585	5,363	1,545	346	7,254
79.947.100-0	SQM Industrial S.A.	Chile	Contract supplier	UF	3.10%	4,248	5,595	2,176	12,019	3,696	5,152	2,135	10,983
96.592.190-7	SQM Nitratos S.A.	Chile	Contract supplier	UF	3.49%	61	-	-	61	60	-	-	60
79.768.170-9	Soquimich Comercial S.A.	Chile	Contract supplier	UF	2.24%	1,774	1,619	261	3,654	1,612	1,545	244	3,401
76.359.919-1	Orcoma Estudios SpA	Chile	Contract supplier	UF	2.53%	4	-	-	4	3	-	-	3
76.359.919-1	Orcoma Estudios SpA	Chile	Contract supplier	Peso	6.80%	18	26	46	90	8	11	47	66
Foreign	SQM North América Corp.	United States	Contract supplier	Dollar	3.11%	606	515	-	1,121	554	498	-	1,052
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Contract supplier	Mexican peso	3.45%	789	362	-	1,151	738	356	-	1,094
Foreign	SQM Australia PTY	Australia	Contract supplier	Australian dollar	4.28%	3,955	5,584	23,894	33,433	3,023	1,619	16,102	20,744
Foreign	SQM Colombia S.A.S.	Colombia	Contract supplier	Colombian peso	1.90%	18	-	-	18	18	-	-	18
Foreign	SQM África Pty	South Africa	Contract supplier	Rand	8.51%	12	36	48	96	82	42	-	124
Foreign	SQM Europe N.V.	Belgium	Contract supplier	Euro	1.30%	888	564	-	1,452	861	559	-	1,420
Total						19,248	17,082	27,850	64,180	17,187	12,460	19,938	49,585

102

Notes to the Consolidated Financial Statements December 31, 2023

Other lease disclosures

Total lease expenses related to leases that did not qualify under the scope of IFRS 16 were ThUS$ 93,049 and ThUS$ 78,880 for the periods ended December 31, 2023 and 2022. See Note 22.8.

Expenses related to variable payments not included in lease liabilities that qualified under IFRS 16 amounted to were ThUS$ 4,700 and ThUS$ 3,631 for the periods ending December 31, 2023 and 2022.

Income from subleases of right-of-use assets were ThUS$ 5 and ThUS$ 142 as of December 31, 2023 and 2022, respectively.

Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk.

103

Notes to the Consolidated Financial Statements December 31, 2023

Note 15	Intangible assets and goodwill

15.1	Reconciliation of changes in intangible assets and goodwill

As of December 31, 2023
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	3,190
Mining rights	Finite	134,924
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	7,580
Intellectual property	Finite	5,201
Other intangible assets	Finite	70
Intangible assets other than goodwill		155,874
Goodwill	Indefinite	958
Total Intangible Asset		156,832

As of December 31, 2022
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	3,249
Mining rights	Finite	140,873
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	11,369
Intellectual property	Finite	5,850
Other intangible assets	Finite	86
Intangible assets other than goodwill		166,336
Goodwill	Indefinite	967
Total Intangible Asset		167,303

104

Notes to the Consolidated Financial Statements December 31, 2023

a)	Movements in identifiable intangible assets as of December 31, 2023 and December 2022:

Movements in Identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights	Intellectual property	Other intangible assets	Goodwill	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
At January 1, 2023	3,249	140,873	4,909	11,369	5,850	86	967	167,303
Additions	197	196	-	-	-	15	-	408
Amortization for the year	(1,451)	(4,684)	-	(3,789)	(649)	(28)	-	(10,601)
Impairment losses recognized in income for the year (1)	-	-	-	-	-	-	(9)	(9)
Other increases / decreases for foreign currency exchange rates	6	-	-	-	-	(3)	-	3
Other increases (decreases)	1,189	(1,461)	-	-	-	-	-	(272)
Subtotal	(59)	(5,949)	-	(3,789)	(649)	(16)	(9)	(10,471)
As of December 31, 2023	3,190	134,924	4,909	7,580	5,201	70	958	156,832
Historical cost	37,849	161,451	7,420	18,000	7,215	2,303	4,492	238,730
Accumulated amortization	(34,659)	(26,527)	(2,511)	(10,420)	(2,014)	(2,233)	(3,534)	(81,898)

At January 1, 2022	3,447	149,532	4,909	15,158	6,481	131	34,596	214,254
Additions	349	1,141	-	-	-	14	-	1,504
Amortization for the year	(1,039)	(8,482)	-	(3,789)	(476)	(59)	-	(13,845)
Impairment losses recognized in income for the year (2)	-	(1,228)	-	-	-	-	(33,629)	(34,857)
Other increases / decreases for foreign currency exchange rates	(4)	-	-	-	(155)	-	-	(159)
Other increases (decreases)	496	(90)	-	-	-	-	-	406
Subtotal	(198)	(8,659)	-	(3,789)	(631)	(45)	(33,629)	(46,951)
As of December 31, 2022	3,249	140,873	4,909	11,369	5,850	86	967	167,303
Historical cost	36,457	162,716	7,420	18,000	7,215	2,291	4,501	238,600
Accumulated amortization	(33,208)	(21,843)	(2,511)	(6,631)	(1,365)	(2,205)	(3,534)	(71,297)

(1)	See Note 22.5

(2)	A definition made in the fourth quarter of 2022 led to the identification of assets that are not in the company’s long-term business plan. Therefore, the Company recognized impairment for the value of certain intangible assets and associated goodwill in an amount of ThUS$34,149, which are related to the Iodine and derivatives cash generating unit.

105

Notes to the Consolidated Financial Statements December 31, 2023

b)	Movements in identifiable goodwill as of December 31, 2023 and 2022:

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2023	Additional recognition	Impairment losses recognized in income for the period (-)	Total increase (decrease)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich European Holding B.V. (*)	9	-	(9)	(9)	-
SQM Potasio S.A.	724	-	-	-	724
Total Increase (decreases)	967	-	(9)	(9)	958
Ending balance	967	-	(9)	(9)	958

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2022	Additional recognition	Impairment losses recognized in income for the period (-)	Total increase (decrease)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A. (*)	22,255	-	(22,255)	(22,255)	-
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich European Holding B.V. (*)	11,383	-	(11,374)	(11,374)	9
SQM Potasio S.A.	724	-	-	-	724
Total Increase (decreases)	34,596	-	(33,629)	(33,629)	967
Ending balance	34,596	-	(33,629)	(33,629)	967

(*) Based on a qualitative analysis conducted by management, this goodwill was adjusted for impairment based on the assessment that its partial or total book value is not recoverable.

106

Notes to the Consolidated Financial Statements December 31, 2023

Note 16	Property, plant and equipment

As of December 31, 2023 and 2022, the detail of property, plant and equipment is as follows:

16.1	Types of property, plant and equipment

Description of types of property, plant and equipment	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Property, plant and equipment, net
Land	23,481	23,482
Buildings	285,487	273,913
Other property, plant and equipment	62,739	34,960
Transport equipment	9,165	9,487
Supplies and accessories	4,139	4,798
Office equipment	1,158	1,355
Network and communication equipment	1,605	1,872
Mining assets	154,715	60,284
IT equipment	2,092	3,147
Energy generating assets	2,893	3,253
Constructions in progress	1,834,041	1,328,508
Machinery, plant and equipment	1,228,422	981,779
Total	3,609,937	2,726,838
Property, plant and equipment, gross
Land	23,481	23,482
Buildings	851,706	803,398
Other property, plant and equipment	291,053	250,058
Transport equipment	22,143	21,343
Supplies and accessories	31,132	29,426
Office equipment	13,346	13,141
Network and communication equipment	11,644	10,878
Mining assets	341,837	230,803
IT equipment	29,384	31,197
Energy generating assets	38,929	38,540
Constructions in progress	1,834,041	1,328,508
Machinery, plant and equipment	4,189,794	3,716,440
Total	7,678,490	6,497,214
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(566,219)	(529,485)
Accumulated depreciation and impairment of other property, plant and equipment	(228,314)	(215,098)
Accumulated depreciation and impairment of transport equipment	(12,978)	(11,856)
Accumulated depreciation and impairment of supplies and accessories	(26,993)	(24,628)
Accumulated depreciation and impairment of office equipment	(12,188)	(11,786)
Accumulated depreciation and impairment of network and communication equipment	(10,039)	(9,006)
Accumulated depreciation and impairment of mining assets	(187,122)	(170,519)
Accumulated depreciation and impairment of IT equipment	(27,292)	(28,050)
Accumulated depreciation and impairment of energy generating assets	(36,036)	(35,287)
Accumulated depreciation and impairment of machinery, plant and equipment	(2,961,372)	(2,734,661)
Total	(4,068,553)	(3,770,376)

107

Notes to the Consolidated Financial Statements December 31, 2023

Description of classes of property, plant and equipment	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Property, plant and equipment, net
Pumps	61,385	32,120
Conveyor Belt	16,589	17,135
Crystallizer	56,930	48,582
Plant Equipment	285,653	163,594
Tanks	39,422	25,923
Filter	69,246	47,976
Electrical equipment/facilities	110,255	110,275
Other Property, Plant & Equipment	68,967	112,628
Site Closure	40,696	36,673
Piping	142,013	107,481
Well	156,621	177,708
Pond	34,957	41,729
Spare Parts (1)	145,688	59,955
Total	1,228,422	981,779

(1)	The reconciliation of the spare parts provisions as of December 31, 2023 and 2022 is as follows:

Reconciliation	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	52,072	48,262
Increase in provision	6,528	3,810
Closing balance	58,600	52,072

108

Notes to the Consolidated Financial Statements December 31, 2023

16.2	Reconciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2023 and 2022:

Reconciliation of changes in property, plant and equipment by class	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2023	23,482	273,913	34,960	9,487	4,798	1,355	1,872	60,284	3,147	3,253	1,328,508	981,779	2,726,838
Additions	-	-	545	-	52	8	208	-	207	-	1,091,840	2,347	1,095,207
Disposals	-	-	-	-	-	-	-	-	(1)	-	-	(17)	(18)
Depreciation for the year	-	(37,315)	(13,337)	(1,155)	(1,809)	(230)	(670)	(16,603)	(890)	(749)	-	(179,989)	(252,747)
Impairment (2)	-	-	-	-	-	-	-	-	-	-	-	(47,059)	(47,059)
Increase (decrease) in foreign currency translation difference	(6)	(7)	(35)	(1)	-	(7)	-	-	(3)	-	-	(39)	(98)
Reclassifications	-	48,677	40,657	801	1,099	31	195	111,059	(447)	389	(588,635)	386,174	-
Other increases (decreases) (1)	5	219	(51)	33	(1)	1	-	(25)	79	-	2,328	85,226	87,814
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	(1)	11,574	27,779	(322)	(659)	(197)	(267)	94,431	(1,055)	(360)	505,533	246,643	883,099
Equity as of December 31, 2023	23,481	285,487	62,739	9,165	4,139	1,158	1,605	154,715	2,092	2,893	1,834,041	1,228,422	3,609,937
Historical cost	23,481	851,706	291,053	22,143	31,132	13,346	11,644	341,837	29,384	38,929	1,834,041	4,189,794	7,678,490
Accumulated depreciation	-	(566,219)	(228,314)	(12,978)	(26,993)	(12,188)	(10,039)	(187,122)	(27,292)	(36,036)	-	(2,961,372)	(4,068,553)
Equity at January 1, 2022	23,507	270,563	32,846	2,463	5,556	1,386	1,359	38,241	3,570	3,970	731,787	896,977	2,012,225
Additions	-	495	425	146	4	7	152	-	270	-	922,690	7,194	931,383
Disposals	-	-	-	-	-	-	-	-	-	-	-	(19)	(19)
Depreciation for the year	-	(32,915)	(8,691)	(962)	(1,400)	(248)	(788)	(12,871)	(1,256)	(717)	-	(158,865)	(218,713)
Impairment (2)	-	(156)	-	-	-	-	-	-	-	-	-	(7,928)	(8,084)
Increase (decrease) in foreign currency translation difference	(5)	(7)	-	-	-	(1)	-	-	-	-	-	(20)	(33)
Reclassifications	121	37,147	10,449	7,840	726	213	1,149	34,914	582	-	(316,994)	223,853	-
Other increases (decreases) (1)	-	(1,127)	(69)	-	(88)	(2)	-	-	(19)	-	(8,975)	20,587	10,307
Decreases for classification as held for sale	(141)	(87)	-	-	-	-	-	-	-	-	-	-	(228)
Subtotal	(25)	3,350	2,114	7,024	(758)	(31)	513	22,043	(423)	(717)	596,721	84,802	714,613
Equity as of December 31, 2022	23,482	273,913	34,960	9,487	4,798	1,355	1,872	60,284	3,147	3,253	1,328,508	981,779	2,726,838
Historical cost	23,482	803,398	250,058	21,343	29,426	13,141	10,878	230,803	31,197	38,540	1,328,508	3,716,440	6,497,214
Accumulated depreciation	-	(529,485)	(215,098)	(11,856)	(24,628)	(11,786)	(9,006)	(170,519)	(28,050)	(35,287)	-	(2,734,661)	(3,770,376)

(1) The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment” and they can have the following origin: (i) work in progress which is expensed to statement of income, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles (v) Provisions related to the investment plan and assets related to closing the site.

(2) See note 23.5. Correspond to impairment of identified and specific fixed assets related to the iodine business that were defined to be not used in the foreseeable future due to its inherent characteristics.

109

Notes to the Consolidated Financial Statements December 31, 2023

16.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

16.4	Cost of capitalized interest, property, plant and equipment

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

Capitalized interest costs	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Weighted average capitalization rate of capitalized interest costs	5%	4%
Amount of interest costs capitalized	43,331	24,708

110

Notes to the Consolidated Financial Statements December 31, 2023

Note 17	Other current and non-current non-financial assets

As of December 31, 2023 and 2022, the detail of “Other Current and Non-current Assets” is as follows:

Other non-financial assets, current	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Domestic Value Added Tax	63,973	81,361
Foreign Value Added Tax	24,889	66,926
Prepaid mining licenses	1,299	1,122
Prepaid insurance	15,022	33,896
Other prepayments	3,204	1,230
Reimbursement of Value Added Tax to exporters	19,929	3,020
Other taxes	6,142	7,512
Other assets	2,292	1,268
Total	136,750	196,335

Other non-financial assets, non-current	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Exploration and evaluation expenses	57,458	44,023
Guarantee deposits	950	717
Foreign VAT (1)	308,084	-
Other non-current assets	7,208	7,656
Total	373,700	52,396

(1) Value-added taxes to be recovered from the commercial office of SQM Shanghai Chemicals Co. Ltd., where that recovery is expected to take longer than 12 months.

Movements in expenditure on exploration projects and ground studies as of December 31, 2023 and 2022:

Conciliation	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	44,023	26,752
Changes
Additions	12,002	11,341
Reclassifications from/to short-term (inventory)	1,049	(465)
Amortization of ground studies	(2,131)	(2,421)
Reclassification from construction in progress	2,515	8,816
Total changes	13,435	17,271
Ending balance (*)	57,458	44,023

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

(*) This corresponds to the sum of expenditures for economically feasible exploration and exploration under operation (long-term).

111

Notes to the Consolidated Financial Statements December 31, 2023

Mineral resource exploration, evaluation and Exploitation expenditure

Given the nature of operations of the Company and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Execution, economically feasible, not economically feasible and in exploitation:

(a)          Not economically feasible: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to income. As of December 31, 2023 and December 31, 2022, there were no disbursements for this concept.

(b)          Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are presented as part of property, plant and equipment as constructions in progress.

Explorations in execution	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Chile	9,062	3,699
Total	9,062	3,699

Conciliation of explorations in execution	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	3,699	1,000
Disbursements	6,095	4,227
Reclassifications	(732)	(1,528)
Total changes	5,363	2,699
Total	9,062	3,699

(c)           Economically feasible: Reimbursements for exploration and evaluation whose study concluded that its economic viability is viable are classified in “Other non-financial assets, non-current.”

Prospecting	Type of Exploration	As of December 31, 2023	As of December 31, 2022
		ThUS$	ThUS$
Chile (1)	Metallic/Non-Metallic	50,844	36,327
Total		50,844	36,327

(1) The value presented for Chile is composed as of December 2023 for ThUS 13,803 corresponding to non-metallic explorations and evaluations and ThUS$ 37,041 associated with metallic explorations. In December 2022, the amounts of non-metallic and metallic explorations were ThUS$ 11,417 ThUS$ 24,910, respectively.

112

Notes to the Consolidated Financial Statements December 31, 2023

Prospecting conciliation	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	36,327	18,154
Additions	12,002	11,341
Reclassifications from Exploration in execution - Chile	2,515	8,864
Reclassifications to Exploration in Exploitation - Chile	-	(2,032)
Total changes	14,517	18,173
Total	50,844	36,327

(d)           In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is expected to be exploited in the following 12 months is presented as current assets in the “Inventories in process” and the remaining portion is classified as “Other Non-current Non-Financial Assets”.

Short-term exploitation reconciliation	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	1,700	1,235
Amortization of ground studies	-	-
Reclasifications from/to short term (inventories)	(1,049)	465
Total changes	(1,049)	465
Total	651	1,700

Long-term exploitation reconciliation	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	7,696	8,598
Amortization of ground studies	(2,131)	(2,421)
Reclasifications from/to short term (inventories)	1,049	1,519
Total changes	(1,082)	(902)
Total	6,614	7,696

113

Notes to the Consolidated Financial Statements December 31, 2023

Note 18	Employee benefits

18.1	Provisions for employee benefits

Classes of benefits and expenses by employee	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Current
Profit sharing and bonuses	-	2,270
Performance bonds and operational targets	23,946	33,106
Total	23,946	35,376
Non-current
Profit sharing and bonuses	18,428	8,973
Severance indemnity payments	43,578	34,899
Total	62,006	43,872

18.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees. This is divided as follows:

a)	Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months. The Company maintains incentive programs for its employees, which are calculated based on the net result at the close of each period by applying a factor obtained from an evaluation based on their personal performance, the Company’s performance and other short-term and long-term indicators.

b)	Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc. See Note 18.3.

c)	Obligations after employee retirement, described in Note 18.4.

d)	Retention bonuses for a group of Company executives, described in Note 18.6.

114

Notes to the Consolidated Financial Statements December 31, 2023

18.3	Other long-term benefits

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.

Methodology

The determination of the defined benefit obligation is made under the requirements of IAS 19 “Employee benefits”.

18.4	Post-employment benefit obligations

Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

For workers under contract, since 2003, SQM NA offers benefits related to pension plans based on the 401-K system to its employees, which does not generate obligations for the Company.

A settlement was reflected in the last quarter of 2023 for the purchase of annuities by the pension plan for all its inactive participants.

Reconciliation of changes in the benefit obligation	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Benefit obligation at the beginning of the year	279	9,550
Service cost	-	-
Interest cost	12	255
Actuarial gains loss	180	(1,357)
Settlement	-	(7,739)
Benefits paid	(185)	(430)
Total	286	279

115

Notes to the Consolidated Financial Statements December 31, 2023

Reconciliation of changes in the plan assets	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Fair value of plan assets at the beginning of the year	4,983	13,497
Real return (loss) in the plan assets	585	(346)
Benefits paid	(185)	(430)
Settlement	-	(7,739)
Fair Value of plan assets at the end of the year	5,383	4,982
Net non-current asset	5,095	4,703
Elements not yet recognized as components of the cost of periodic net pensions:
Net actuarial income at the beginning of the year	59	1,039
Settlement	-	(1,627)
Gain	190	647
Adjustment to recognize the minimum pension obligation	249	59

Cost of service or benefits received during the year	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Finance cost	12	255
Real return (loss) in plan assets	(214)	(363)
Liquidation loss	-	(1,627)
Net periodic pension expenses	(202)	(1,735)

116

Notes to the Consolidated Financial Statements December 31, 2023

18.5	Staff severance indemnities

As of December 31, 2023 and 2022, severance indemnities calculated at the actuarial value are as follows:

Staff severance indemnities	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	(34,899)	(27,099)
Current cost of service	(4,624)	(4,204)
Interest cost	(2,236)	(1,928)
Actuarial gain loss	(5,947)	(5,305)
Exchange rate difference	769	551
Benefits paid during the year	3,359	3,086
Total	(43,578)	(34,899)

(a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of December 31, 2023	As of December 31, 2022	Annual/Years
Mortality rate	RV – 2020/CB-2020	RV - 2014
Discount interest rate	5.32%	5.12%
Inflation rate	3.00%	3.41%
Voluntary retirement rate:
Men	3.82%	6.49%	Annual
Women	3.82%	6.49%	Annual
Salary increase	4.01%	3.00%	Annual
Retirement age:
Men	65	65	Years
Women	60	60	Years

(b)	Sensitivity analysis of assumptions

As of December 31, 2023 and 2022, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis as of December 31, 2023	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,575)	2,898
Employee turnover rate	(338)	378

Sensitivity analysis as of December 31, 2022	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,090)	2,352
Employee turnover rate	(274)	307

Sensitivity relates to an increase/decrease of 100 basis points.

117

Notes to the Consolidated Financial Statements December 31, 2023

18.6	Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company. There are two compensation plans in effect as of December 31, 2023:

I)	Financial target compensation plan

(a)	Plan characteristics

This compensation plan is paid in cash.

(b)	Plan participants and payment dates

A total of 41 Company executives are entitled to this benefit, provided they remain with the Company until year end of 2025. The payment dates, where relevant, will be during the first quarter of 2026.

This compensation plan was approved by the Board and was first applied on January 1, 2022. Expenditure for the period corresponds to ThUS$18,428 and ThUS$ 8,495 as of December 31, 2023 and 2022 respectively. The income statement was charged with ThUS$ 9,933 and ThUS$ 8,495 during the periods ended December 31, 2023 and 2022, respectively.

II)	Share-based compensation plan

The share-based compensation plan was approved by the Board and included 188,740 shares. The effects on the statement of income correspond to an expense of ThUS$ 2,251 for the years ended 2022.

During the first quarter of 2023, the remaining balance of this plan, which ended on December 31, 2022, was paid in the amount of ThUS$2,390.

118

Notes to the Consolidated Financial Statements December 31, 2023

Note 19	Provisions and other non-financial liabilities

19.1	Types of provisions

	As of December 31, 2023			As of December 31, 2022
Types of provisions	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	106	1,195	1,301	52,106	1,603	53,709
Provision for dismantling, restoration and rehabilitation cost (2)	-	58,459	58,459	-	53,995	53,995
Other provisions (3)	392,216	796	393,012	1,251,040	2,455	1,253,495
Total	392,322	60,450	452,772	1,303,146	58,053	1,361,199

(1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 21.1).

(2) Sernageomin commitments for the restoration of the location of the production sites have been incorporated. This cost value is calculated at discounted present value, using flows associated with plans with an evaluation horizon that fluctuates between 8 and 25 years for potassium-lithium operations and 11 to 22 years for nitrate-iodine operations. The rates used to discount future cash flows are based on market rates for the aforementioned terms.

(3) See Note 19.2.

119

Notes to the Consolidated Financial Statements December 31, 2023

19.2	Description of other provisions

Current provisions, other short-term provisions	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Rent under Lease contract (1)	354,205	1,189,326
Provision for additional tax related to foreign loans	1,641	1,085
End of agreement bonus	6,979	35,819
Other bonuses to workers	6,933	-
Directors’ per diem allowance	4,676	4,250
Miscellaneous provisions	17,782	20,560
Total	392,216	1,251,040

(1) Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce and other cases related to it.

The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and require (i) higher lease payments as a result of increased lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride; (ii)  SQM Salar commits to contribute between US$10.8 and US$18.9 million per year to research and development efforts, between US$10 and US$15 million per year to the communities near the Salar de Atacama basin, and to annually contribute 1.7% of SQM Salar’s total annual sales to regional development; (iii) Corfo authorization for CCHEN to establish a total production and sales limit for lithium products produced in the Salar de Atacama of up to 349,553 metric tons of lithium metal equivalent (1,860,671 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metal equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount; (iv) provisions relating to the return of real estate and movable property leased to Corfo, the transfer of environmental permits to Corfo at no cost and the granting of purchase options to Corfo for production facilities and water rights in the Salar de Atacama upon termination of Corfo agreements; and (v) prohibitions on the sale of lithium brine extracted from leased mining concessions.

120

Notes to the Consolidated Financial Statements December 31, 2023

The fee structure is as follows:

Price US$/MT Li2CO3	Lease rental rate
$0 - $4,000	6.8%
$4,000 - $5,000	8.0%
$5,000 - $6,000	10.0%
$6,000 - $7,000	17.0%
$7,000 - $10,000	25.0%
> $10,000	40.0%

Price US$/MT LiOH	Lease rental rate
$0 - $5,000	6.8%
Over $5,000 - $6,000	8.0%
Over $6,000 - $7,000	10.0%
Over $7,000 - $10,000	17.0%
Over $10,000 - $12,000	25.0%
Over $12,000	40.0%

Price US$/MT KCl	Lease rental rate
$0 - $300	3.0%
Over $300 - $400	7.0%
Over $400 - $500	10.0%
Over $500 - $600	15.0%
Over $600	20.0%

The Lease Agreement and the Project Agreement are subject to early termination in the case of certain default events. Under these, Corfo is obliged to use its best efforts to initiate a public bidding process or the corresponding contracting procedure for the execution of an act or contract for the exploitation of the OMA mining properties currently leased by SQM no later than June 30, 2027, and to resolve it no later than July 30, 2029.

121

Notes to the Consolidated Financial Statements December 31, 2023

19.3	Changes in provisions

Description of items that gave rise to changes as of December 31, 2023	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	53,709	53,995	1,253,495	1,361,199
Changes
Additional provisions	266	12,127	1,922,666	1,935,059
Provision used	(52,707)	-	(2,771,422)	(2,824,129)
Increase(decrease) in foreign currency exchange	33	-	(871)	(838)
Others	-	(7,663)	(10,856)	(18,519)
Total Increase (decreases)	(52,408)	4,464	(860,483)	(908,427)
Total	1,301	58,459	393,012	452,772

Description of items that gave rise to changes as of December 31, 2022	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	49,741	58,592	270,371	378,704
Changes
Additional provisions	3,981	7,085	3,045,758	3,056,824
Provision used	-	-	(2,060,321)	(2,060,321)
Increase(decrease) in foreign currency exchange	(1)	(35)	4	(32)
Others	(12)	(11,647)	(2,317)	(13,976)
Total Increase (decreases)	3,968	(4,597)	983,124	982,495
Total	53,709	53,995	1,253,495	1,361,199

122

Notes to the Consolidated Financial Statements December 31, 2023

19.4	Other non-financial liabilities, Current

Description of other liabilities	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Tax withholdings	8,750	46,518
VAT payable	33,782	43,439
Guarantees received	1,021	743
Accrual for dividend	67,219	7,370
Monthly tax provisional payments	26,160	289,326
Deferred income	4,144	19,341
Withholdings from employees and salaries payable	9,333	7,242
Accrued vacations	35,902	29,642
Other current liabilities	994	2,856
Total	187,305	446,477

123

Notes to the Consolidated Financial Statements December 31, 2023

Note 20	Disclosures on equity

The detail and movements of equity accounts are shown in the consolidated statement of changes in equity.

20.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of the company.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establishes a maximum consolidated indebtedness level of 1 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

The Company’s controls over capital management are based on the following ratios:

Capital Management	As of December 31, 2023	As of December 31, 2022	Description (1)	Calculation (1)
Net Financial Debt/cash (ThUS$)	2,086,717	(721,980)	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	2.50	2.29	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
ROE	36.28%	79.37%	Net income for the year divided by Total Equity	Net income for the year / Equity
Adjusted EBITDA (ThUS$)	3,180,071	5,838,439	Adjusted EBITDA	EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences.
EBITDA (ThUS$)	3,226,202	5,817,605	EBITDA	Net income + Depreciation and Amortization Expense adjustments + Finance Costs + Income Tax
ROA	32.20%	78.61%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(Gross Profit – Administrative Expenses) / (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity accounted Investments) (LTM)
Indebtedness	0.37	(0.15)	Net Financial Debt on Equity	Net Financial Debt / Total Equity

The Company’s capital requirements change according to variables such as: working capital needs, new investment financing and dividends, among others. The SQM Group manages its capital structure and makes adjustments based on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the SQM Group.

There have been no changes in the capital management objectives or policy within the years reported in this document, no breaches of external requirements of capital imposed have been recorded. There are no contractual capital investment commitments.

124

Notes to the Consolidated Financial Statements December 31, 2023

20.2	Operational restrictions and financial limits

Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O and Series Q bonds, calculated over the last consecutive 12 months.

Capital management must ensure that the Borrowing Ratio remains below 1.0. As of December 31, 2023 this ratio was 0.37.

The financial restrictions with respect to the bonds issued by the Company for the periods ended December 31, 2023 and 2022.

Financial restrictions
As of December 31, 2023	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	0.37	0.37	0.37	0.37
Fulfilled YES/NO	yes	yes	yes	yes

Financial restrictions
As of December 31, 2022	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	(0.15)	(0.15)	(0.15)	(0.15)
Fulfilled YES/NO	yes	yes	yes	yes

Bond issuance contracts in foreign markets require that the Company does not merge, or dispose of, or encumber all or a significant portion of its assets, unless all of the following conditions are met: (i) the legal successor is an entity constituted under the laws of Chile or the United States, which assumes all the obligations of the Company in a supplemental indenture, (ii) immediately after the merger or disposal or encumbrance there is no default by the issuer, and (iii) the issuer has provided a legal opinion indicating that the merger or disposal or encumbrance and the supplemental indenture comply with the requirements of the original indenture.

The Company and its subsidiaries are complying with all the aforementioned limitations, restrictions and obligations.

125

Notes to the Consolidated Financial Statements December 31, 2023

20.3	Disclosures on preferred share capital

Issued share capital is divided into Series A shares and Series B shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a)	require the calling of an Ordinary or Extraordinary Shareholders' Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and

(b)	require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.

The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.

The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.

At December 31, 2023, the Group hold 648 Series A shares treasury shares.

Detail of capital classes in shares:

	As of December 31, 2023		As of December 31, 2022
Type of capital in preferred shares	Series A	Series B	Series A	Series B
Description of type of capital in shares
Number of authorized shares	142,819,552	142,818,904	142,819,552	142,818,904
Number of fully subscribed and paid shares	142,819,552	142,818,904	142,819,552	142,818,904
Number of subscribed, partially paid shares	-	-	-	-
Increase (decrease) in the number of current shares	-	-	-	-
Number of outstanding shares	142,818,904	142,818,904	142,818,904	142,818,904
Number of shares owned by the Company or its subsidiaries or associates	648	-	648	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	1,442,893	134,750	1,442,893
Total number of subscribed shares	142,819,552	142,818,904	142,819,552	142,818,904

126

Notes to the Consolidated Financial Statements December 31, 2023

20.4	Disclosures on reserves in Equity

As of December 31, 2023 and 2022 the composition is as follows:

Disclosure of reserves within shareholders' equity	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Reserve for currency exchange conversion (1)	(4,921)	(8,042)
Reserve for cash flow hedges (2)	(930)	(14,575)
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3)	122,294	(10,973)
Reserve for actuarial gains or losses in defined benefit plans (4)	(13,454)	(9,198)
Other reserves	11,881	11,663
Total	114,870	(31,125)

(1) This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar.

(2) The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

(3) This caption includes the fair value of equity investments that are not held for trading and that the group has irrevocably opted to recognize in this category upon initial recognition. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to retained earnings.

(4) This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.

127

Notes to the Consolidated Financial Statements December 31, 2023

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference (1)	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
Movements	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before Taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
As of January 1, 2022	(7,913)	(46,589)	12,564	(5,879)	1,705	(15,271)	4,125	13,103	(62,549)	18,394	(44,155)
Movement of reserves	(129)	36,079	-	(6,276)	-	190	-	(985)	28,879	-	28,879
Reclassification income statements	-	(9,457)	-	-	-	-	-	(455)	(9,912)	-	(9,912)
Related taxes	-	-	(7,172)	-	1,252	-	(17)	-	-	(5,937)	(5,937)
As of December 31, 2022	(8,042)	(19,967)	5,392	(12,155)	2,957	(15,081)	4,108	11,663	(43,582)	12,457	(31,125)
Movement of reserves	3,121	126	-	(5,836)	-	190,509	-	218	188,138	-	188,138
Reclassification income statements	-	18,566	-	-	-	-	-	-	18,566	-	18,566
Related taxes	-	-	(5,047)	-	1,580	-	(57,242)	-	-	(60,709)	(60,709)
Balances as of December 31, 2023	(4,921)	(1,275)	345	(17,991)	4,537	175,428	(53,134)	11,881	163,122	(48,252)	114,870

(1) See details on reserves for foreign currency translation differences on conversion in Note 24, letter a).

128

Notes to the Consolidated Financial Statements December 31, 2023

Other reserves

This caption corresponds to the legal reserves reported in the stand-alone financial statements of the subsidiaries and associates that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

Subsidiary – Associate	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
SQM Iberian S.A.	9,464	9,464
SQM Europe NV	1,957	1,957
Soquimich European holding B.V.	828	828
Soquimich Comercial S.A.	(393)	(401)
SQM Vitas Fzco.	85	85
Pavoni & C. Spa	7	7
SAS Adionics	116	-
SQM Australia Pty Ltd	94	-
Other	(721)	(721)
Total	11,437	11,219
Movements in reserves corresponding to the acquisition of ownership in companies in which control was already held at the date of acquisition (IAS 27R)
SQM Iberian S.A.	(1,677)	(1,677)
Orcoma Estudios SPA	2,121	2,121
Total Other reserves	11,881	11,663

20.5	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must annually distribute a cash dividend to its shareholders, prorated based on their shares or the proportion established in the company’s bylaws if there are preferred shares, with at least 30% of our consolidated net income for each year.

Dividend policy for commercial year 2023

Company’s dividend policy for the 2023 business year was agreed upon by the Board of Directors on April 26, 2023. On that occasion, the following was decided:

(a)	Distribute and pay to the corresponding shareholders, a percentage of the net income that shall be determined per the following financial parameters as a final dividend:

(i)	100% of the net income for 2023 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times.

(ii)	80% of the net income for 2023 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times.

(iii)	60% of the net income for 2023 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times.

129

Notes to the Consolidated Financial Statements December 31, 2023

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2023 net income.

(b)	Distribute and pay in 2023 interim dividends, which will be charged against the aforementioned final dividend.

(c)	The amount of the provisional dividends may be higher or lower, provided that, based on the information available to the Board of Directors on the date when their distribution is agreed to, this will not have a negative or material effect on the Company's ability to carry out its investments, meet its obligations, and in general to comply with the investment and financing policy approved by the Ordinary Shareholders’ Meeting.

(d)	At the ordinary meeting to be held in 2024, the Company's Board of Directors will propose a final dividend in line with the percentage corresponding to the financial parameters outlined in (a) above, discounting the provisional dividends previously distributed in 2023.

(e)	Any remaining amount from the net income from 2023 can be retained and used to finance the Company’s own operations or one or more of its investment projects, notwithstanding a possible distribution of dividends charged to accumulated earnings that might be approved by the shareholders’ meeting or the possible future capitalization of all or part of it.

(f)	The payment of additional dividends is not being considered.

It must be expressly stated that this dividends policy details the intention of the Company’s Board of Directors and its fulfillment depends on the actual net income obtained, as well as on the results indicated by the projections the Company makes from time to time or on the existence of particular conditions, as appropriate. In any case, if the dividend policy set forth by the Board of Directors should undergo any substantial change, the Company must communicate it as a material event.

20.6	Interim and provisional dividends

On April 26, 2023, the Board of Directors agreed to pay a final dividend equivalent to US$ 3.22373 per share which the Company must pay to reach the amount of US$10.94060 for the final dividend as per the Policy. This final dividend already considers the first interim dividend of US$ 2.78716 per share, the second interim dividend of US$ 1.84914 per share, and the eventual dividend of US$ 3.08056 per share that were paid in 2022.

On May 17, 2023, the Company’s Board of Directors agreed to pay an interim dividend equivalent to US$0.78760 per share charged to the Company’s 2023 fiscal year net income. This amount will be paid in its equivalent in Chilean pesos, national currency based on the observed US dollar value that appears in the Official Gazette on July 17, 2023.

On August 16, 2023, the Board agreed to pay an interim dividend of US$0.60940 per share from the Company's net income from 2023. This dividend will be paid in Chilean pesos at the official US dollar exchange rate published in the Official Gazette as of November 6, 2023.

On November 15, 2023, the Board approved an interim dividend of US$0.50347 per share, to be paid from the Company’s 2023 fiscal year net income. This dividend will be paid in Chilean pesos at the official US dollar exchange rate published in the Official Gazette as of December 11, 2023.

130

Notes to the Consolidated Financial Statements December 31, 2023

20.7	Potential and provisional dividends

Dividends discounted from equity were as follows:

Dividends	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Interim dividend	542,847	2,204,229
Final dividend	920,819	-
Dividend according to policy	60,953	-
Owners of the Parent	1,524,619	2,204,229
Dividend eventual	-	-
Dividend according to policy	6,266	7,369
Non-controlling interests	6,266	7,369
Dividends discounted from equity for the period	1,530,885	2,211,598

131

Notes to the Consolidated Financial Statements December 31, 2023

Note 21	Contingencies and restrictions

In accordance with note 19.1, the Company recognizes a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:

21.1	Lawsuits and other relevant events

(a)	In 1995, Nitratos Naturais do Chile Ltda. was sanctioned by the Fazenda do Estado de Sao Paulo for shipping goods to a different branch without proper authorization. The Sao Paulo State Treasury initiated legal proceedings to collect almost ThUS$ 352. There has been no movement with respect to this case since May 2017.

(b)	In August 1996, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for concluding activities without attaching the necessary documentation for submission to the competent authorities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 492. Nitratos Naturais do Chile has presented a case to the federal court of Brazil to request a reduction in the fine, which is currently pending.

(c)	In August 2004, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for failing to report trade activities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 265. In 2018, the Court of Appeals agreed to a reduction in the fine and the Fazenda do Estado de Sao Paulo appealed to the Court of Brazil, and this appeal is still pending.

(d)	In October 2010, the City of Pomona, California, named SQM North America Corporation (“SQMNA”) and SQM as defendants in an action filed in the California Superior Court for Los Angeles County (the “Pomona Case”). In this matter, the plaintiff seeks damages for alleged groundwater contamination from the use of defendants’ fertilizer products. The plaintiff subsequently withdrew its lawsuit against SQM. The case was removed to the U.S. District Court for the Central District of California and on June 10, 2015, the jury rejected the lawsuit against SQMNA, and the plaintiff filed an appeal which was granted by the Ninth Circuit Court of Appeals. The matter was then remanded to the District Court for a complete retrial. On May 17, 2018, after a new trial in the District Court, a jury ruled in favor of SQMNA. On September 8, 2021, a jury found in favor of Pomona and against SQMNA on a single cause of action for strict products liability under California law. The jury found that Pomona’s damages were US$48,128,378. On January 27, 2022, the District Court entered judgment for Pomona in the amount of US$48,128,378. On August 1, 2023, the District Court granted a remittitur order reducing the award to the amount of US$30,280,802. SQMNA paid the reduced amount and the case is terminated.

(e)	In December 2010, the city of Lindsay in the state of California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers. On February 5, 2024, the Court ordered the resumption of proceedings, as they had been suspended.

(f)	In May 2014, a claim of compensation for damages was filed against SQM Nitratos for its alleged liability derived from an explosion occurring in 2010 in the vicinity of the town of Baquedano, which caused the death of six workers. The portion of the claim that has not been settled in court is approximately US$ 1.2 million. On May 7, 2019, the 18th Civil Court of Santiago dismissed the claim. The case currently is in the Santiago Court of Appeals, awaiting a ruling.

132

Notes to the Consolidated Financial Statements December 31, 2023

(g)	In January 2018, the company Transportes Buen Destino S.A. filed an arbitration claim under CAM rules against SQM Salar for controversies resulting from the execution of transport contracts for lithium brine and transport of salts. The amount of the claim is close to US$ 3 million. The arbitration is currently awaiting a ruling.

(h)	In September 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruzla and Rojas Valderrama filed a public right annulment suit against Corfo regarding the Salar de Atacama Project Contract signed between Corfo and SQM Salar. The Company has intervened as an independent third party. On January 17, the Minister of Jurisdiction, José Pablo Rodriguez Moreno declared the proceedings abandoned and the case is therefore terminated.

(i)	The Company and FPC Ingeniería y Construcción SpA were sued in May 2019 for compensation for damages resulting from alleged extracontractual liability derived from the traffic accident occurring on March 5, 2018, involving the overturn of a truck owned by FPC and the subsequent death of its two occupants, both employees of FPC. The four children of one of the deceased workers are the plaintiffs in this case and are seeking compensation for moral damages. The case is in the 19th Civil Court of Santiago and is in the evidence stage. The amount of the claim is close to US$ 1.2 million.

(j)	Through resolution dated April 14, 2020, the General Water Bureau (DGA) fined SQM Salar S.A. an amount of 4,180 UTM for the alleged violation of article 294 of the Water Code. This resolution was appealed for reconsideration, and its resolution is currently pending.

(k)	On April 6, 2021, Empresa Eléctrica Cochrane SpA requested the constitution of arbitration to resolve a dispute in relation to electricity supply contracts signed on March 30, 2012, and February 1, 2013. The trial is currently in the discussion stage. On January 17, 2022, the Company filed a claim for early termination of the electricity supply contracts against Empresa Eléctrica Cochrane SpA. Both proceedings are awaiting a ruling.

(l)	In October 2021, the Company requested the constitution of an arbitration against Chilena Consolidada Seguros Generales S.A. to resolve differences in relation to the interpretation and execution of the directors' and officers' liability insurance policy. On December 14, 2023, the arbitrator accepted the Company's claim in its entirety and ordered the defendant to pay US$ 32.2 million. The case is currently before the Court of Appeals to hear the appeals and the to hear the cassation and appeal appeals filed by the defendant.

(m)	In February 2022, the company Montajes Eléctricos y Construcciones RER Limitada filed a claim for damages before the 21st Civil Court of Santiago against SQM Industrial S.A. for its alleged liability derived from the breach of an electrical installation contract. The case has reached the evidence stage. The amount of the lawsuit is approximatel ThUS$ 542.

133

Notes to the Consolidated Financial Statements December 31, 2023

(n)	In March 2023, Mr. Josué Merari Trujillo Montejano filed a lawsuit against SQM Comercial de México, S.A. de C.V. for damages for third-party civil liability for the death of his brother Mr. Manuel Agustín Trujillo Montejano, before the First Instance Judge of the Civil Branch of the city of Zapopan, Mexico. The lawsuit is currently under discussion. The amount of the lawsuit is approximately ThUS$ 330.

(o)	In May 2023, the heirs of Sami Al Taweel, a shareholder of Abu Dhabi Fertilizer Industries Company LLC ("Adfert"), filed a claim against SQM Corporation NV, other shareholders and former officers and directors of Adfert appointed by SQM Corporation NV, with the Settlement Center of the Abu Dhabi Commercial Court of First Instance, which alleges a debt of AED 73.5 million. The lawsuit is being heard by the Abu Dhabi Commercial Court of First Instance and is awaiting the report of the expert appointed by the court.

(p)	In May 2023, Mr. Luis Guillermo Benítez Peña and 17 other employees filed a lawsuit against a contractor, the Company and six other companies with the Labor Court of San Miguel for indirect dismissal, annulment of dismissal and payment of employment benefits. The case has reached the evidence stage. The lawsuit totals approximately ThUS$ 358.

(q)	In January 2024, Mr. José Luis Carreño Soto filed a lawsuit for protection of fundamental rights against a contractor company and the Company before the Labor Court of Antofagasta. The case is currently under discussion. The lawsuit totals approximately ThUS$ 227.

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A., subsidiaries has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$ 1.05 million.

The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

21.2	Environmental contingencies

Through a ruling dated November 28, 2016, which was amended by a ruling dated December 23, 2016, the SMA filed charges against SQM Salar for extracting brine in excess of authorized amounts, progressively impacting the vitality of algarrobo trees, delivering incomplete information, modifying variables in the follow-up plan, and other matters. SQM Salar submitted a compliance program that was accepted by the SMA, although rendered null and void by the Environmental Court of Antofagasta in December 2019. In October 2020, the SMA made further observations to the compliance program, which were addressed through the submission of a reformulated compliance program, incorporating improvements in line with the Antofagasta Environmental Court ruling. On August 29, 2022, the SMA approved the compliance program submitted by SQM Salar, which was subjected to a claim filed by the Council of Atacameño Peoples with the Antofagasta Environmental Court. If the Council of Atacameño Peoples’ claim against SMA’s resolution that approved the compliance program is accepted and the program is annulled, the sanction process against SQM Salar could be resumed. This process may conclude with the application of fines up to US$ 9 million, temporary or permanent closure of facilities and in extreme circumstances, revocation of the respective environmental permit.

134

Notes to the Consolidated Financial Statements December 31, 2023

21.3	Tax Contingencies

The Chilean IRS wants to extend the specific mining tax to lithium mining, which cannot be concessioned under the legal system. As of December 31, 2023, the Chilean IRS has charged SQM a total of US$ 986.3 million, which SQM has paid, for the specific mining tax applied to lithium, corresponding to tax years 2012 to 2023 (business years 2011 to 2022). SQM Salar has filed seven tax claims against the Chilean IRS. The total amount associated with the tax claims is US$ 201.3 million, and it has a pending claim for US$ 785.0 million. Both amounts, already paid by SQM Salar, are recorded in the Company’s Consolidated Statements under “Tax assets, non-current.” As of December 31, 2023, the Company has recorded US$ 986.3 million under this item (of this total, US$ 59.5 million is an overcharge, US$ 818.0 million is tax and US$ 108.7 million is associated interest and penalties).

The claims are as follows.

(a)	On August 26, 2016, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against IRS assessments 169, 170, 171 and 172, for the tax years 2012 to 2014. The amount in dispute is US$ 17.8 million, where (i) US$ 11.5 million is the tax claim, after its effect on corporate income taxes and (ii) US$ 6.3 million is associated interest and penalties. The case is currently in the evidentiary stage.

(b)	On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against resolution 156 issued by the Chilean IRS for the tax year 2015. The amount in dispute is US$ 3.2 million is the tax claim, after its effect on corporate income taxes. The case is currently in the evidentiary stage.

(c)	On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against assessment 207 issued by the Chilean IRS for the tax year 2016. The amount in dispute is US$ 5.5 million, where (i) US$ 1.2 million is overpaid taxes, (ii) US$ 3.8 million is the tax claim, after its effect on corporate income taxes and (iii) US$0.5 million is associated interest and penalties. The case is currently in the evidentiary stage.

(d)	On July 15, 2021, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessments 65 and 66 for the tax years 2017 and 2018. The amount in dispute is US$ 63.9 million, where (i) US$ 17.6 million is overpaid taxes, (ii) US$ 30.2 million is tax claimed net of corporate income tax, and (iii) US$ 16.1 million is associated interest and penalties. On November 7, 2022, the First Tax and Customs Court upheld SQM Salar's claim and ordered the annulment of these tax assessments. This judgment was appealed by the Chilean IRS and the case is in the Santiago Court of Appeals, awaiting sentencing.

(e)	On June 30, 2023, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 23 for the tax year 2019. The amount in dispute is US$ 36.7 million, where (i) US$ 9.7 million is overpaid taxes, and (ii) US$ 27.0 million is the tax claim, after its effect on corporate income taxes. The trial is currently at the discussion stage.

(f)	On January 19, 2024, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region, a tax annulment and claim against Resolution No. 56/2023 for the tax years 2020 and 2021. The amount in dispute is US$ 20.7 million, where US$ 5.6 million is overpaid taxes and US$ 15.1 million is the tax claim, after its effect on corporate income taxes. The case is currently at the discussion stage.

(g)	On January 19, 2024, SQM Salar filed before the Third Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 1 for the tax year 2022. The amount in dispute is US$ 53.5 million, restated to the date of payment, of which US$ 14.4 million is overpaid taxes, US$ 36.1 million is the tax claim, after its effect on corporate income taxes and US$ 3 million is associated interest and penalties. The trial is currently at the discussion stage.

135

Notes to the Consolidated Financial Statements December 31, 2023

The assessments and pending claims are as follows:

On December 19, 2023, the Chilean IRS invoiced the Company for a sum of US$785 million for the tax year 2023 (covering the 2022 business year), pertaining to the specific tax on mining activities. Within this total, US$691.2 million represents the tax claimed net of corporate income tax, while US$10.9 million accounts for excess tax payments.

The Chilean IRS has not issued a settlement for differences on specific mining tax with respect to the 2024 tax year (2023 business year). If the Chilean IRS uses criteria similar to that used in previous years, then it may issue settlements in the future covering this year. The Company estimates that the Chilean IRS settlement for 2023 will be US$ 162.7 million is the tax claim, after its effect on corporate income taxes, but excluding interest and penalties.

To date, the Company has recorded no effect corresponding to this tax on its net income.

21.4	Indirect guarantees

As of December 31, 2023, there are no indirect guarantees.

136

Notes to the Consolidated Financial Statements December 31, 2023

Note 22	Gains (losses) from operating activities in the statement of income of expenses, included according to their nature.

22.1	Revenue from operating activities customer activities

The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines:

(a)	Geographic areas:

For the year ended December 31, 2023
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	109,669	1,603	2,327	31,356	1,136	23,590	169,681
Latin America and the Caribbean	76,157	21,523	7,289	93,868	10,489	973	210,299
Europe	128,370	368,696	278,360	30,357	21,054	1,275	828,112
North America	411,586	122,025	134,768	67,232	47,074	926	783,611
Asia and Others	188,130	378,304	4,757,370	56,237	95,470	276	5,475,787
Total	913,912	892,151	5,180,114	279,050	175,223	27,040	7,467,490

For the year ended December 31, 2022
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	128,829	1,523	1,854	64,409	1,199	25,334	223,148
Latin America and the Caribbean	125,712	16,328	5,275	179,621	11,820	1,185	339,941
Europe	196,930	288,854	390,832	27,275	27,725	942	932,558
North America	489,327	141,683	151,152	71,711	59,402	912	914,187
Asia and Others	231,536	305,951	7,603,826	94,164	65,054	213	8,300,744
Total	1,172,334	754,339	8,152,939	437,180	165,200	28,586	10,710,578

137

Notes to the Consolidated Financial Statements December 31, 2023

(b)	Main product and service lines:

	For the period from January to December of the year
Products and Services	2023	2022
	ThUS$	ThUS$
Specialty plant nutrition	913,912	1,172,334
- Sodium Nitrates	25,056	21,294
- Potassium nitrate and sodium potassium nitrate	502,349	700,081
- Specialty Blends	235,290	285,027
- Other specialty fertilizers	151,217	165,932
Iodine and derivatives	892,151	754,339
Lithium and derivatives	5,180,114	8,152,939
Potassium	279,050	437,180
Industrial chemicals	175,223	165,200
Other	27,040	28,586
Total	7,467,490	10,710,578

138

Notes to the Consolidated Financial Statements December 31, 2023

22.2	Cost of sales

Cost of sales broken down by nature of expense:

	For the period from January to December of the year
Nature of expense	2023	2022
	ThUS$	ThUS$
Raw materials and consumables used	(687,116)	(561,709)
Classes of employee benefit expenses	(308,972)	(308,744)
Depreciation expense	(252,746)	(218,714)
Depreciation of Right-of-use Assets (IFRS 16)	(11,719)	(6,549)
Amortization expense	(12,415)	(16,413)
Investment plan expenses	(25,638)	(18,293)
Provision for materials, spare parts and supplies	(10,065)	(7,099)
Contractors	(226,180)	(194,295)
Operating leases	(84,423)	(71,420)
Mining patents	(7,560)	(14,585)
Operational transportation	(107,074)	(91,130)
Freight / product transportation costs	(104,664)	(94,727)
Purchase of products from third parties	(422,023)	(473,742)
Insurance	(55,204)	(43,323)
Corfo rights and other agreements	(1,868,850)	(3,272,897)
Export costs	(158,621)	(153,162)
Expenses related to variable lease payments (contracts under IFRS 16)	(4,700)	(3,631)
Variation in gross inventory	20,024	628,671
Variation in inventory provision	(29,711)	(27,324)
Other	(34,779)	(24,867)
Total	(4,392,436)	(4,973,953)

139

Notes to the Consolidated Financial Statements December 31, 2023

22.3	Other income

	For the period from January to December of the year
Other income	2023	2022
	ThUS$	ThUS$
Discounts obtained from suppliers	2,002	1,404
Fines charged to suppliers	4,118	593
Amounts recovered from insurance	1,242	1,646
Overestimate of provisions for third-party obligations	1,272	86
Sale of assets classified as property, plant and equipment	11	365
Sales of materials, spare parts and supplies	147	246
Options on mining properties	376	1,126
Easements, pipelines and roads	5,205	2,106
Government Grants (1)	24,387	-
Others	1,797	2,282
Total	40,557	9,854

(1) The Company received an unconditional government grant for US$24,387 in September 2023, related to the permanence of its commercial office of SQM Shanghai Chemicals Co. Ltd. in the current district, which was recognized as part of this category.

22.4	Administrative expenses

	For the period from January to December of the year
Administrative expenses	2023	2022
	ThUS$	ThUS$
Employee benefit expenses	(75,450)	(63,713)
Marketing costs	(6,611)	(5,661)
Amortization expenses	(444)	(126)
Entertainment expenses	(6,067)	(5,576)
Advisory services	(32,562)	(27,235)
Lease of buildings and facilities	(4,331)	(3,829)
Insurance	(3,778)	(3,011)
Office expenses	(9,230)	(8,596)
Contractors	(11,067)	(7,283)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(3,463)	(2,656)
Other expenses	(22,762)	(14,958)
Total	(175,765)	(142,644)

140

Notes to the Consolidated Financial Statements December 31, 2023

22.5	Other expenses

	For the period from January to December of the year
Other expenses	2023	2022
	ThUS$	ThUS$
Impairment losses / reversals of impairment losses recognized in income for the year
Properties, plant and equipment	(47,059)	(8,084)
Intangible assets other than goodwill	-	(520)
Goodwill	(9)	(33,629)
Subtotal	(47,068)	(42,233)
Other expenses, by nature
Legal expenses	17,127	(6,841)
VAT and other unrecoverable taxes	(2,683)	(5,694)
Fines paid	(542)	(617)
Investment plan expenses	(13,255)	(727)
Contributions and donations	(38,756)	(19,096)
Other operating expenses	(8,223)	(763)
Subtotal	(46,332)	(33,738)
Total	(93,400)	(75,971)

22.6	Other (losses) gains

	For the period from January to December of the year
Other (losses) gains	2023	2022
	ThUS$	ThUS$
Adjustment to prior periods due to applying the equity method	(378)	(1)
Sale of investments in associates	-	60
Impairment/reversal on investments in associates	626	1,349
Sales of investments in joint ventures	(2,599)	-
Others	97	(1,291)
Totals	(2,254)	117

22.7	Impairment losses and reversals for financial assets

	For the period from January to December of the year
(Impairment) reversal of value of financial assets	2023	2022
	ThUS$	ThUS$
(Impairment) reversal of value of financial assets (See Note 13.2)	202	3,369
Totals	202	3,369

141

Notes to the Consolidated Financial Statements December 31, 2023

22.8	Summary of expenses by nature

The following summary considers notes 22.2, 22.4 and 22.5

	For the period from January to December of the year
Expenses by nature	2023	2022
	ThUS$	ThUS$
Raw materials and consumables	(687,116)	(561,709)
Employee benefit expenses	(384,422)	(372,457)
Depreciation expense	(252,746)	(218,714)
Depreciation of right-of-use assets	(15,182)	(9,205)
Impairment of properties, plant and equipment, intangible and Goodwill	(47,068)	(42,233)
Amortization expense	(12,859)	(16,539)
Legal expenses	17,127	(6,841)
Investment plan expenses	(38,893)	(19,020)
Operating expenses	-	-
Provision for materials, spare parts and supplies	(10,065)	(7,099)
Contractors	(237,247)	(201,578)
Operational leases	(88,754)	(75,249)
Mining patents	(7,560)	(14,585)
Operational transportation	(107,074)	(91,130)
Freight and product transportation costs	(104,664)	(94,727)
Purchase of products from third parties	(422,023)	(473,742)
Corfo rights and other agreements	(1,868,850)	(3,272,897)
Export costs	(158,621)	(153,162)
Expenses related to variable lease payments (contracts under IFRS 16)	(4,700)	(3,631)
Insurance	(58,982)	(46,334)
Consultant and advisor services	(32,562)	(27,235)
Variation in gross inventory	20,024	628,671
Variation in inventory provision	(29,711)	(27,324)
Other expenses	(129,653)	(85,828)
Total expenses by nature	(4,661,601)	(5,192,568)

22.9	Finance expenses

	For the period from January to December of the year
Finance expenses	2023	2022
	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(3,890)	(3,065)
Interest expense from bonds	(106,871)	(108,387)
Interest expense from loans	(55,926)	(2,098)
Reversal of capitalized interest expenses	43,331	24,708
Financial expenses for restoration and rehabilitation provisions	2,368	9,357
Interest on lease agreement	(2,038)	(1,226)
Other finance costs	(15,376)	(5,940)
Total	(138,402)	(86,651)

142

Notes to the Consolidated Financial Statements December 31, 2023

22.10	Finance income

	For the period from January to December of the year
Finance income	2023	2022
	ThUS$	ThUS$
Interest from term deposits	81,981	31,122
Interest from marketable securities	31,920	10,252
Interest from maintenance of minimum bank balance in current account	12	6
Other finance income	4,614	3,318
Other finance interests	4,199	2,340
Total	122,726	47,038

143

Notes to the Consolidated Financial Statements December 31, 2023

Note 23	Reportable segments

23.1	Reportable segments

(a)	General information:

The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 23.2).

The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates.

(b)	Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

(c)	Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments as follows:

(i)	Specialty plant nutrients
(ii)	Iodine and its derivatives
(iii)	Lithium and its derivatives
(iv)	Industrial chemicals
(v)	Potassium
(vi)	Other products and services

(d)	Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated in Note 23.2 and 23.3 due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.

144

Notes to the Consolidated Financial Statements December 31, 2023

(e)	Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production etc.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

(f)	Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

(g)	Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

145

Notes to the Consolidated Financial Statements December 31, 2023

23.2	Reportable segment disclosures:

Operating segment items for the year ended December 31, 2023	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	913,912	892,151	5,180,114	175,223	279,050	27,040	7,467,490	7,467,490	-	7,467,490
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	913,912	892,151	5,180,114	175,223	279,050	27,040	7,467,490	7,467,490	-	7,467,490
Costs of sales	(691,509)	(355,717)	(2,955,669)	(141,351)	(219,597)	(28,593)	(4,392,436)	(4,392,436)	-	(4,392,436)
Administrative expenses	-	-	-	-	-	-	-	-	(175,765)	(175,765)
Finance expense	-	-	-	-	-	-	-	-	(138,402)	(138,402)
Depreciation and amortization expense	(70,342)	(53,140)	(124,010)	(15,232)	(18,006)	(57)	(280,787)	(280,787)	-	(280,787)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	593	593
Income before taxes	222,403	536,434	2,224,445	33,872	59,453	(1,553)	3,075,054	3,075,054	(268,036)	2,807,018
Income tax expense	-	-	-	-	-	-	-	-	(787,275)	(787,275)
Net income (loss)	222,403	536,434	2,224,445	33,872	59,453	(1,553)	3,075,054	3,075,054	(1,055,311)	2,019,743
Assets	-	-	-	-	-	-	-	-	11,705,570	11,705,570
Equity-accounted investees	-	-	-	-	-	-	-	-	86,417	86,417
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	2,785,385	2,785,385
Liabilities	-	-	-	-	-	-	-	-	6,138,665	6,138,665
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	202	202
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(47,068)	(47,068)
Cash flows
Cash flows from operating activities	-	-	-	-	-	-	-	-	(178,293)	(178,293)
Cash flows used in investing activities	-	-	-	-	-	-	-	-	(1,481,493)	(1,481,493)
Cash flows from financing activities	-	-	-	-	-	-	-	-	47,915	47,915

146

Notes to the Consolidated Financial Statements December 31, 2023

Operating segment items for the year ended December 31, 2023	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	1,172,334	754,339	8,152,939	165,200	437,180	28,586	10,710,578	10,710,578	-	10,710,578
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	1,172,334	754,339	8,152,939	165,200	437,180	28,586	10,710,578	10,710,578	-	10,710,578
Costs of sales	(722,261)	(282,100)	(3,636,852)	(112,247)	(193,581)	(26,912)	(4,973,953)	(4,973,953)	-	(4,973,953)
Administrative expenses	-	-	-	-	-	-	-	-	(142,644)	(142,644)
Finance expense	-	-	-	-	-	-	-	-	(86,651)	(86,651)
Depreciation and amortization expense	(63,321)	(53,734)	(88,510)	(14,724)	(24,043)	(126)	(244,458)	(244,458)	-	(244,458)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	20,159	20,159
Income before taxes	450,073	472,239	4,516,087	52,953	243,599	1,674	5,736,625	5,736,625	(250,129)	5,486,496
Income tax expense	-	-	-	-	-	-	-	-	(1,572,212)	(1,572,212)
Net income (loss)	450,073	472,239	4,516,087	52,953	243,599	1,674	5,736,625	5,736,625	(1,822,341)	3,914,284
Assets	-	-	-	-	-	-	-	-	10,819,101	10,819,101
Equity-accounted investees	-	-	-	-	-	-	-	-	54,386	54,386
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	1,757,581	1,757,581
Liabilities	-	-	-	-	-	-	-	-	5,887,100	5,887,100
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	3,369	3,369
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(42,233)	(42,233)
Cash flows
Cash flows from operating activities	-	-	-	-	-	-	-	-	4,080,161	4,080,161
Cash flows used in investing activities	-	-	-	-	-	-	-	-	(909,401)	(909,401)
Cash flows from financing activities	-	-	-	-	-	-	-	-	(2,005,535)	(2,005,535)

147

Notes to the Consolidated Financial Statements December 31, 2023

23.3	Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income as of and for the year ended December 31, 2023	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	913,912	892,151	5,180,114	175,223	279,050	27,040	-	7,467,490
Costs of sales	(691,509)	(355,717)	(2,955,669)	(141,351)	(219,597)	(28,593)	-	(4,392,436)
Gross profit	222,403	536,434	2,224,445	33,872	59,453	(1,553)	-	3,075,054
Other incomes by function	-	-	-	-	-	-	40,557	40,557
Administrative expenses	-	-	-	-	-	-	(175,765)	(175,765)
Other expenses by function	-	-	-	-	-	-	(93,400)	(93,400)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	202	202
Other losses	-	-	-	-	-	-	(2,254)	(2,254)
Financial income	-	-	-	-	-	-	122,726	122,726
Financial costs	-	-	-	-	-	-	(138,402)	(138,402)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	593	593
Exchange differences	-	-	-	-	-	-	(22,293)	(22,293)
Profit (loss) before taxes	222,403	536,434	2,224,445	33,872	59,453	(1,553)	(268,036)	2,807,018
Income tax expense	-	-	-	-	-	-	(787,275)	(787,275)
Profit (loss) net	222,403	536,434	2,224,445	33,872	59,453	(1,553)	(1,055,311)	2,019,743

148

Notes to the Consolidated Financial Statements December 31, 2023

Items in the statement of comprehensive income as of and for the year ended December 31, 2022	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	1,172,334	754,339	8,152,939	165,200	437,180	28,586	-	10,710,578
Costs of sales	(722,261)	(282,100)	(3,636,852)	(112,247)	(193,581)	(26,912)	-	(4,973,953)
Gross profit	450,073	472,239	4,516,087	52,953	243,599	1,674	-	5,736,625
Other incomes by function	-	-	-	-	-	-	9,854	9,854
Administrative expenses	-	-	-	-	-	-	(142,644)	(142,644)
Other expenses by function	-	-	-	-	-	-	(75,971)	(75,971)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	3,369	3,369
Other losses	-	-	-	-	-	-	117	117
Financial income	-	-	-	-	-	-	47,038	47,038
Financial costs	-	-	-	-	-	-	(86,651)	(86,651)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	20,159	20,159
Exchange differences	-	-	-	-	-	-	(25,400)	(25,400)
Profit (loss) before taxes	450,073	472,239	4,516,087	52,953	243,599	1,674	(250,129)	5,486,496
Income tax expense	-	-	-	-	-	-	(1,572,212)	(1,572,212)
Profit (loss) net	450,073	472,239	4,516,087	52,953	243,599	1,674	(1,822,341)	3,914,284

149

Notes to the Consolidated Financial Statements December 31, 2023

23.4	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

23.5	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue.

150

Notes to the Consolidated Financial Statements December 31, 2023

23.6	Segments by geographical areas

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue for the year ended December 31, 2023	169,681	210,299	828,112	783,611	5,475,787	7,467,490
Non-current assets at December 31, 2023
Investment accounted for under the equity method	-	22,490	42,726	17,657	3,544	86,417
Intangible assets other than goodwill	67,671	360	6,440	876	80,527	155,874
Goodwill	-	86	148	724	-	958
Property, plant and equipment, net	2,888,778	776	14,485	6,322	699,576	3,609,937
Right-of-use assets	32,359	19	3,716	8,619	28,480	73,193
Other non-current assets	60,363	18	-	5,099	308,220	373,700
Non-current assets	3,049,171	23,749	67,515	39,297	1,120,347	4,300,079

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue for the year ended December 31, 2022	223,148	339,940	932,558	914,187	8,300,745	10,710,578
Non-current assets at December 31, 2022
Investment accounted for under the equity method	-	20,792	15,939	17,655	-	54,386
Intangible assets other than goodwill	75,666	428	6,497	1,345	82,400	166,336
Goodwill	-	86	158	723	-	967
Property, plant and equipment, net	2,269,923	743	14,978	4,506	436,688	2,726,838
Right-of-use assets	32,312	47	1,651	2,739	24,118	60,867
Other non-current assets	46,640	17	6	4,706	1,027	52,396
Non-current assets	2,424,541	22,113	39,229	31,674	544,233	3,061,790

151

Notes to the Consolidated Financial Statements December 31, 2023

Note 24 Effect of fluctuations in foreign currency exchange rates

(a)       Reserves for foreign currency exchange differences:

For the periods ended December 31, 2023 and 2022, are detailed as follows:

Details	December 31, 2023	December 31, 2022
	ThUS$	ThUS$
Changes in equity generated by the equity method value through conversion:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(9)	(9)
Proinsa Ltda.	(10)	(10)
Comercial Agrorama Ltda.	188	175
Isapre Norte Grande Ltda.	(147)	(130)
Almacenes y Depósitos Ltda.	662	568
Sacal S.A.	(3)	(3)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(41)	(38)
Agrorama S.A.	730	666
SQM Vitas Fzco	(1,164)	(3,614)
Ajay Europe	(1,529)	(1,911)
SQM Oceanía Pty Ltd.	(579)	(579)
SQM Indonesia S.A.	(124)	(124)
SQM Holland B.V.	99	99
SQM Thailand Limited	(68)	(68)
SQM Europe	(1,983)	(1,983)
SQM Australia Pty Ltd.	(1,643)	(1,642)
Pavoni & C. Spa	(224)	(363)
SQM Colombia SAS	(80)	(80)
Total	(4,921)	(8,042)

(b)	Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the dollar.

(c)	Reasons to use one presentation currency and a different functional currency

–	A relevant portion of the revenues of these subsidiaries are associated with the local currency.
–	The cost structure of these companies is affected by the local currency.

152

Notes to the Consolidated Financial Statements December 31, 2023

Note 25 Disclosures on the effects of fluctuations in foreign currency exchange rates

a)	Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	As of December 31, 2023	As of December 31, 2022
		ThUS$	ThUS$
Cash and cash equivalents	USD	855,001	1,637,507
Cash and cash equivalents	CLP	3,425	806,106
Cash and cash equivalents	CNY	31,362	92,394
Cash and cash equivalents	EUR	11,183	14,963
Cash and cash equivalents	GBP	26	1
Cash and cash equivalents	AUD	108,883	89,602
Cash and cash equivalents	MXN	649	1,406
Cash and cash equivalents	AED	6	2
Cash and cash equivalents	JPY	899	686
Cash and cash equivalents	NOK	8	-
Cash and cash equivalents	ZAR	10,559	11,647
Cash and cash equivalents	KRW	19,364	918
Cash and cash equivalents	IDR	3	3
Cash and cash equivalents	PLN	1	1
Subtotal cash and cash equivalents		1,041,369	2,655,236
Other current financial assets	USD	879,612	722,165
Other current financial assets	BRL	10	39
Other current financial assets	CLP	446,221	239,151
Subtotal other current financial assets		1,325,843	961,355
Other current non-financial assets	USD	22,092	35,237
Other current non-financial assets	AUD	4,870	9,516
Other current non-financial assets	CLF	227	259
Other current non-financial assets	CLP	85,079	85,608
Other current non-financial assets	CNY	529	56,404
Other current non-financial assets	EUR	1,304	1,046
Other current non-financial assets	COP	294	217
Other current non-financial assets	MXN	2,014	4,685
Other current non-financial assets	THB	2	2
Other current non-financial assets	JPY	2,267	158
Other current non-financial assets	ZAR	41	3,203
Other current non-financial assets	KRW	18,031	-
Subtotal other non-financial current assets		136,750	196,335
Trade and other receivables	USD	516,261	788,596
Trade and other receivables	BRL	8	22
Trade and other receivables	CLF	1,330	550
Trade and other receivables	CLP	61,146	58,412
Trade and other receivables	CNY	282,117	161,492
Trade and other receivables	EUR	25,542	36,318
Trade and other receivables	GBP	147	76
Trade and other receivables	MXN	670	889
Trade and other receivables	AED	1,467	3,116
Trade and other receivables	JPY	382	129
Trade and other receivables	AUD	2,598	1,708
Trade and other receivables	ZAR	12,295	33,361
Trade and other receivables	COP	3,210	2,751
Trade and other receivables	KRW	8	-
Subtotal trade and other receivables		907,181	1,087,420
Receivables from related parties	USD	40,236	79,331
Receivables from related parties	EUR	3,017	1,250
Receivables from related parties	AUD	-	1,041
Subtotal receivables from related parties		43,253	81,622

153

Notes to the Consolidated Financial Statements December 31, 2023

Class of assets	Currency	As of December 31, 2023	As of December 31, 2022
		ThUS$	ThUS$
Current inventories	USD	1,774,594	1,784,281
Subtotal Current Inventories		1,774,594	1,784,281
Current tax assets	USD	611,841	127,068
Current tax assets	BRL	2	1
Current tax assets	CLP	3,637	2,125
Current tax assets	CNY	-	77,397
Current tax assets	EUR	13,556	14,042
Current tax assets	MXN	5,216	59
Current tax assets	JPY	11	-
Current tax assets	ZAR	29	28
Current tax assets	COP	2,741	1,481
Current tax assets	KRW	-	2,713
Subtotal current tax assets		637,033	224,914
Non-current assets or groups of assets classified as held for sale	USD	118	346
Subtotal Non-current assets or groups of assets classified as held for sale		118	346
Total current assets		5,866,141	6,991,509
Other non-current financial assets	USD	248,281	32,126
Subtotal Other non-current financial assets		248,281	32,126
Other non-current non-financial assets	USD	65,616	52,396
Other non-current non-financial assets	CNY	308,084	-
Subtotal Other non-current non-financial assets		373,700	52,396
Other receivables, non-current	USD	705	713
Other receivables, non-current	CLF	9	77
Other receivables, non-current	MXN	179	88
Other receivables, non-current	KRW	667	-
Other receivables, non-current	CLP	999	1,213
Subtotal Other receivables, non-current		2,559	2,091
Investments classified using the equity method of accounting	USD	76,532	22,959
Investments classified using the equity method of accounting	AED	2,778	19,597
Investments classified using the equity method of accounting	EUR	7,107	11,830
Subtotal Investments classified using the equity method of accounting		86,417	54,386
Intangible assets other than goodwill	USD	155,874	166,336
Subtotal intangible assets other than goodwill		155,874	166,336
Purchases goodwill, gross	USD	958	967
Subtotal Purchases goodwill, gross		958	967
Property, plant and equipment	USD	3,609,937	2,726,838
Subtotal property, plant and equipment		3,609,937	2,726,838
Right-of-use assets	USD	73,193	60,867
Subtotal Right-of-use assets		73,193	60,867
Non-current tax assets	USD	986,274	127,114
Subtotal non-current tax assets		986,274	127,114
Deferred Tax Assets	USD	302,236	604,471
Subtotal Deferred Tax Assets		302,236	604,471
Total non-current assets		5,839,429	3,827,592
Total assets		11,705,570	10,819,101

154

Notes to the Consolidated Financial Statements December 31, 2023

		As of December 31, 2023			As of December 31, 2022
Class of liability	Currency	Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	USD	773,314	462,656	1,235,970	120,652	381,922	502,574
Other current financial liabilities	CLF	20,191	338	20,529	20,094	331	20,425
Subtotal other current financial liabilities		793,505	462,994	1,256,499	140,746	382,253	522,999
Lease liabilities, current	USD	-	9,293	9,293	-	6,549	6,549
Lease liabilities, current	CLF	-	2,284	2,284	-	2,331	2,331
Lease liabilities, current	MXN	-	3,573	3,573	-	436	436
Lease liabilities, current	EUR	-	438	438	-	387	387
Lease liabilities, current	AUD	-	2,604	2,604	-	2,446	2,446
Subtotal Lease liabilities, current		-	18,192	18,192	-	12,149	12,149
Trade and other payables	USD	87,043	7,310	94,353	121,260	110	121,370
Trade and other payables	CLF	3,614	-	3,614	2,618	-	2,618
Trade and other payables	BRL	12	-	12	10	-	10
Trade and other payables	THB	4	-	4	4	-	4
Trade and other payables	CLP	227,990	52	228,042	162,470	-	162,470
Trade and other payables	CNY	28,562	-	28,562	4,757	-	4,757
Trade and other payables	EUR	52,883	6,399	59,282	56,118	564	56,682
Trade and other payables	GBP	18	-	18	18	-	18
Trade and other payables	MXN	1,499	-	1,499	802	-	802
Trade and other payables	AUD	32,439	7	32,446	24,394	-	24,394
Trade and other payables	ZAR	984	-	984	1,256	-	1,256
Trade and other payables	AED	-	-	-	72	-	72
Trade and other payables	CHF	21	-	21	32	-	32
Trade and other payables	COP	302	-	302	115	-	115
Trade and other payables	CAD	2	-	2	-	-	-
Trade and other payables	KRW	492	-	492	189	-	189
Subtotal trade and other payables		435,865	13,768	449,633	374,115	674	374,789
Trade payables due to related parties	AUD	2,346	-	2,346	-	-	-
Subtotal Trade payables due to related parties		2,346	-	2,346	-	-	-
Other current provisions	USD	384,972	6,793	391,765	1,300,878	2,051	1,302,929
Other current provisions	CLP	332	-	332	-	217	217
Other current provisions	JPY	225	-	225	-	-	-
Subtotal other current provisions		385,529	6,793	392,322	1,300,878	2,268	1,303,146

155

Notes to the Consolidated Financial Statements December 31, 2023

		As of December 31, 2023			As of December 31, 2022
Class of liability	Currency	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current tax liabilities	USD	-	9,805	9,805	-	348,658	348,658
Current tax liabilities	CLP	-	513	513	-	999	999
Current tax liabilities	EUR	-	4,850	4,850	-	1,386	1,386
Current tax liabilities	MXN	-	-	-	-	5,568	5,568
Current tax liabilities	CNY	-	356	356	-	-	-
Current tax liabilities	AUD	-	169	169	-	-	-
Current tax liabilities	KRW	-	5,197	5,197	-	-	-
Subtotal current tax liabilities		-	20,890	20,890	-	356,611	356,611
Provisions for employee benefits, current	USD	21,575	-	21,575	25,867	8,631	34,498
Provisions for employee benefits, current	AUD	492	-	492	390	-	390
Provisions for employee benefits, current	EUR	560	-	560	385	-	385
Provisions for employee benefits, current	MXN	202	-	202	103	-	103
Provisions for employee benefits, current	CLP	1,117	-	1,117	-	-	-
Subtotal Provisions for employee benefits, current		23,946	-	23,946	26,745	8,631	35,376
Other current non-financial liabilities	USD	57,114	61,037	118,151	393,401	98	393,499
Other current non-financial liabilities	BRL	17	-	17	1	-	1
Other current non-financial liabilities	CLP	32,780	24,787	57,567	8,281	39,456	47,737
Other current non-financial liabilities	CNY	134	-	134	92	-	92
Other current non-financial liabilities	EUR	669	969	1,638	1,564	250	1,814
Other current non-financial liabilities	MXN	966	16	982	725	14	739
Other current non-financial liabilities	JPY	49	-	49	47	-	47
Other current non-financial liabilities	COP	202	-	202	250	-	250
Other current non-financial liabilities	ARS	-	-	-	26	-	26
Other current non-financial liabilities	ZAR	550	-	550	-	1	1
Other current non-financial liabilities	KRW	8,015	-	8,015	2,271	-	2,271
Subtotal other current non-financial liabilities		100,496	86,809	187,305	406,658	39,819	446,477
Total current liabilities		1,741,687	609,446	2,351,133	2,249,142	802,405	3,051,547

156

Notes to the Consolidated Financial Statements December 31, 2023

		As of December 31, 2023
Class of liability	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	249,963	195,833	99,685	-	2,271,326	2,816,807
Other non-current financial liabilities	CLF	-	-	-	-	396,615	396,615
Subtotal Other non-current financial liabilities		249,963	195,833	99,685	-	2,667,941	3,213,422
Non-current lease liabilities	USD	-	13,059	-	4,843	-	17,902
Non-current lease liabilities	CLP	-	-	-	21	-	21
Non-current lease liabilities	CLF	-	8,971	-	-	-	8,971
Non-current lease liabilities	MXN	-	-	-	4,235	-	4,235
Non-current lease liabilities	EUR	-	-	-	3,315	-	3,315
Non-current lease liabilities	AUD	-	-	-	22,522	-	22,522
Subtotal non-current lease liabilities		-	22,030	-	34,936	-	56,966
Other non-current provisions	USD	-	27,599	-	-	32,851	60,450
Subtotal Other non-current provisions		-	27,599	-	-	32,851	60,450
Deferred tax liabilities	USD	-	394,688	-	-	-	394,688
Subtotal Deferred tax liabilities		-	394,688	-	-	-	394,688
Provisions for employee benefits, non-current	USD	10,008	8,066	-	-	440	18,514
Provisions for employee benefits, non-current	CLP	42,813	-	-	-	-	42,813
Provisions for employee benefits, non-current	MXN	314	-	-	-	-	314
Provisions for employee benefits, non-current	AUD	-	-	-	-	91	91
Provisions for employee benefits, non-current	JPY	218	-	-	-	-	218
Provisions for employee benefits, non-current	EUR	56	-	-	-	-	56
Subtotal Provisions for employee benefits, non-current		53,409	8,066	-	-	531	62,006
Total non-current liabilities		303,372	648,216	99,685	34,936	2,701,323	3,787,532
Total liabilities							6,138,665

157

Notes to the Consolidated Financial Statements December 31, 2023

		As of December 31, 2022
Class of liability	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	-	197,521	249,531	-	1,544,654	1,991,706
Other non-current financial liabilities	CLF	-	-	-	-	402,512	402,512
Subtotal Other non-current financial liabilities		-	197,521	249,531	-	1,947,166	2,394,218
Non-current lease liabilities	USD	-	13,566	-	22,500	-	36,066
Non-current lease liabilities	CLP	-	-	-	23	-	23
Non-current lease liabilities	CLF	-	-	-	10,982	-	10,982
Non-current lease liabilities	MXN	-	-	-	1,094	-	1,094
Non-current lease liabilities	EUR	-	-	-	1,420	-	1,420
Subtotal non-current lease liabilities		-	13,566	-	36,019	-	49,585
Non-current Trade and other payables	USD	-	-	-	-	-	-
Subtotal Non-current Trade and other payables		-	-	-	-	-	-
Other non-current provisions	USD	-	3,648	-	26,200	28,205	58,053
Subtotal Other non-current provisions		-	3,648	-	26,200	28,205	58,053
Deferred tax liabilities	USD	-	289,825	-	-	-	289,825
Subtotal Deferred tax liabilities		-	289,825	-	-	-	289,825
Provisions for employee benefits, non-current	USD	34,326	-	-	-	9,006	43,332
Provisions for employee benefits, non-current	CLP	540	-	-	-	-	540
Subtotal Provisions for employee benefits, non-current		34,866	-	-	-	9,006	43,872
Total non-current liabilities		34,866	504,560	249,531	62,219	1,984,377	2,835,553
Total liabilities							5,887,100

b)	Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income.

	For the period from January to December of the year
Foreign currency exchange rate changes	2023	2022
	ThUS$	ThUS$
Foreign currency loss	(22,293)	(25,400)
Foreign currency translation reserve	3,177	(255)
Total	(19,116)	(25,655)

The average and closing exchange rate for foreign currency is disclosed in Note 3.3

158

Notes to the Consolidated Financial Statements December 31, 2023

Note 26    Income tax and deferred taxes

Tax receivables as of December 31, 2023 and 2022, are as follows:

26.1      Current and non-current tax assets

(a)  Current

Current tax assets	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	584,382	459
Monthly provisional income tax payments, foreign companies	26,741	94,327
Corporate tax credits (1)	1,918	822
1st category tax absorbed by tax losses (2)	1,872	169
Taxes in recovery process	22,120	129,137
Total	637,033	224,914

(b) Non-current

Non-current tax assets	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Total tax paid by SQM Salar (see note 21.3)	986,274	127,114
Total	986,274	127,114

(1)	These credits are available for companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE) and credits in Chile for taxes paid abroad.

(2)	This concept corresponds to the tax loss absorption determined by the company at the end of the year, which must be attributed to the dividends received during the year.

159

Notes to the Consolidated Financial Statements December 31, 2023

26.2	Current tax liabilities

Current tax liabilities	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
1st Category income tax	636	337,245
Foreign company income tax	20,254	19,366
Total	20,890	356,611

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780 is 27%.

The royalty is determined by applying the taxable rate to the net operating income obtained, according to the chart in force. The Company currently provisioned 5.49% for mining royalties that involve operations in the Salar de Atacama and 5% for caliche extraction operations.

The income tax rate for the main countries where the Company operates is presented below:

	Income tax	Income tax
Country	2023	2022
Spain	25%	25%
Belgium	25%	25%
Mexico	30%	30%
United States	21% + 3%	21% + 3.44%
South Africa	27%	28%
South Korea	24%(2)	25%
China	25%+12%(1)	25%+12%(1)

(1)	Additional tax of 12% on VAT payable.
(2)	Sliding scale from 9% to 24% of taxable income.

160

Notes to the Consolidated Financial Statements December 31, 2023

26.3	Income tax and deferred taxes

(a)	Deferred tax assets and liabilities as of December 31, 2023

	Net liability position
Description of deferred tax assets and liabilities as of December 31, 2023	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	321,340	-
Property, plant and equipment and capitalized interest (1)	-	(240,056)
Restoration and rehabilitation provision	6,336	-
Manufacturing expenses	-	(159,879)
Employee benefits and unemployment insurance	-	(9,438)
Vacation accrual	9,373	-
Inventory provision	34,718	-
Materials provision	14,405	-
Others employee benefits	6,561	-
Research and development expenses	-	(16,046)
Bad debt provision	3,060	-
Provision for legal complaints and expenses	2,932	-
Loan acquisition expenses	-	(12,735)
Financial instruments recorded at market value	-	(52,016)
Specific tax on mining activity	-	(3,303)
Tax loss benefit	23,340	-
Other	-	(21,119)
Foreign items (other)	75	-
Balances to date	422,140	(514,592)
Net balance		(92,452)

(1)	This includes right-of-use assets.

161

Notes to the Consolidated Financial Statements December 31, 2023

(b)	Deferred tax assets and liabilities as of December 31, 2022

	Net liability position
Description of deferred tax assets and liabilities as of December 31, 2022	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	655,695	-
Property, plant and equipment and capitalized interest (1)	-	(244,560)
Restoration and rehabilitation provision	4,685	-
Manufacturing expenses	-	(139,383)
Employee benefits and unemployment insurance	-	(8,995)
Vacation accrual	7,650	-
Inventory provision	27,512	-
Materials provision	11,915	-
Others employee benefits	1,177	-
Research and development expenses	-	(12,294)
Bad debt provision	715	-
Provision for legal complaints and expenses	6,827	-
Loan acquisition expenses	-	(8,793)
Financial instruments recorded at market value	5,226	-
Specific tax on mining activity	-	(5,799)
Tax loss benefit	10,059	-
Other	2,913	-
Foreign items (other)	96	-
Balances to date	734,470	(419,824)
Net balance		314,646

(1)	This item includes right-of-use assets.

Deferred tax assets and liabilities in the consolidated statement of financial position as of December 31, 2023 and 2022, are as follows:

Movements of deferred tax assets and liabilities	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Deferred tax assets	302,236	604,471
Deferred tax liabilities	(394,688)	(289,825)
Total	(92,452)	314,646

162

Notes to the Consolidated Financial Statements December 31, 2023

(c)	Reconciliation of changes in deferred tax assets (liabilities) as of December 31, 2023

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of December 31, 2023	Deferred tax asset (liability) at beginning of period	Deferred tax (expense) benefit recognized in profit loss for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax asset (liability) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	655,695	(334,355)	-	(334,355)	321,340
Property, plant and equipment and capitalized interest	(244,560)	4,504	-	4,504	(240,056)
Restoration and rehabilitation provision	4,685	1,651	-	1,651	6,336
Manufacturing expenses	(139,383)	(20,496)	-	(20,496)	(159,879)
Employee benefits and unemployment insurance	(8,995)	(2,020)	1,577	(443)	(9,438)
Vacation accrual	7,650	1,723	-	1,723	9,373
Inventory provision	27,512	7,206	-	7,206	34,718
Materials provision	11,915	2,490	-	2,490	14,405
Derivative financial instruments	-	5,047	(5,047)	-	-
Others employee benefits	1,177	5,384	-	5,384	6,561
Research and development expenses	(12,294)	(3,752)	-	(3,752)	(16,046)
Bad debt provision	715	2,345	-	2,345	3,060
Provision for legal complaints and expenses	6,827	(3,895)	-	(3,895)	2,932
Loan approval expenses	(8,793)	(3,942)	-	(3,942)	(12,735)
Financial instruments recorded at market value	5,226	-	(57,242)	(57,242)	(52,016)
Specific tax on mining activity	(5,799)	2,491	5	2,496	(3,303)
Tax loss benefit	10,059	13,281	-	13,281	23,340
Others	2,913	(24,032)	-	(24,032)	(21,119)
Foreign items (other)	96	(21)	-	(21)	75
Total temporary differences, unused losses and unused tax credits	314,646	(346,391)	(60,707)	(407,098)	(92,452)

163

Notes to the Consolidated Financial Statements December 31, 2023

(d)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2022

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of December 31, 2022	Deferred tax asset (liability) at beginning of period	Deferred tax (expense) benefit recognized in profit loss for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax asset (liability) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	144,181	511,514	-	511,514	655,695
Property, plant and equipment and capitalized interest	(189,073)	(55,487)	-	(55,487)	(244,560)
Restoration and rehabilitation provision	6,567	(1,882)	-	(1,882)	4,685
Manufacturing expenses	(108,181)	(31,202)	-	(31,202)	(139,383)
Employee benefits and unemployment insurance	(7,486)	(2,779)	1,270	(1,509)	(8,995)
Vacation accrual	6,039	1,611	-	1,611	7,650
Inventory provision	20,557	6,955	-	6,955	27,512
Materials provision	10,554	1,361	-	1,361	11,915
Derivative financial instruments	-	7,172	(7,172)	-	-
Others employee benefits	929	248	-	248	1,177
Research and development expenses	(5,387)	(6,907)	-	(6,907)	(12,294)
Bad debt provision	2,708	(1,993)	-	(1,993)	715
Provision for legal complaints and expenses	334	6,493	-	6,493	6,827
Loan approval expenses	(8,967)	174	-	174	(8,793)
Financial instruments recorded at market value	5,243	-	(17)	(17)	5,226
Specific tax on mining activity	(4,545)	(1,257)	3	(1,254)	(5,799)
Tax loss benefit	8,557	1,502	-	1,502	10,059
Others	(4,274)	7,187	-	7,187	2,913
Foreign items (other)	11,828	(11,732)	-	(11,732)	96
Total temporary differences, unused losses and unused tax credits	(110,416)	430,978	(5,916)	425,062	314,646

(e)	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of December 31, 2023 and 2022, tax loss carryforwards are detailed as follows:

Deferred taxes related to benefits for tax losses	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Chile	16,087	10,059
Foreign	7,253	-
Total	23,340	10,059

The tax losses as of December 31, 2023, which are the basis for these deferred taxes correspond mainly to Servicios Integrales de Tránsitos y Transferencias S.A., SQM Potasio S.A., Comercial Hydro S.A., Orcoma SpA., Orcoma Estudio SpA, SCM Búfalo, SQM North América Corp., SQM Holland B.V., SQM Colombia., SQM Australia Pty Ltd.

164

Notes to the Consolidated Financial Statements December 31, 2023

(f)	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of December 31, 2023 and 2022 are detailed as follows:

	Assets (liabilities)
Movements in deferred tax assets and liabilities	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	314,646	(110,416)
Increase (decrease) in deferred taxes in profit or loss	(346,391)	430,978
Increase (decrease) deferred taxes in equity	(60,707)	(5,916)
Total	(92,452)	314,646

(g)	Disclosures on income tax (expenses) benefit

Current and deferred tax (expenses) benefit are detailed as follows:

	(Expense) Income
Disclosures on income tax (expense) benefit	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Current income tax (expense) benefit
Current tax expense	(444,333)	(2,002,564)
Adjustments to prior year current income tax (expense) benefit	3,449	(626)
Current income tax expense, net, total	(440,884)	(2,003,190)
Deferred tax (expense) benefit
Deferred tax benefits relating to the creation and reversal of temporary differences	(342,363)	427,680
Tax adjustments related to the creation and reversal of temporary differences from the previous year	(4,028)	3,298
Total deferred tax benefits, net	(346,391)	430,978
Income tax expense	(787,275)	(1,572,212)

Income tax (expenses) benefits for foreign and domestic parties are detailed as follows:

	(Expense) Income
Income tax (expense) benefit	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Current income tax benefit (expense) by foreign and domestic parties, net
Current income tax (expenses), foreign parties, net	(120,893)	(213,060)
Current income tax (expenses), domestic, net	(319,991)	(1,790,130)
Current income tax expense, net, total	(440,884)	(2,003,190)
Deferred tax benefit (expense) by foreign and domestic parties, net
Current income tax (expense) benefit, foreign parties, net	(34,014)	(21,338)
Current income tax (expense) benefit, domestic, net	(312,377)	452,316
Deferred tax expense, net, total	(346,391)	430,798
Income tax expense	(787,275)	(1,572,212)

165

Notes to the Consolidated Financial Statements December 31, 2023

(h)	Disclosures on the tax effects of other comprehensive income components:

	As of December 31, 2023
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
(Losses) income from defined benefit plans	(5,843)	1,582	(4,261)
Cash flow hedge	18,692	(5,047)	13,645
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	190,509	(57,242)	133,267
Total	203,358	(60,707)	142,651

	As of December 31, 2022
Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
(Losses) income from defined benefit plans	(6,350)	1,273	(5,077)
Cash flow hedges	26,622	(7,172)	19,450
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	190	(17)	173
Total	20,462	(5,916)	14,546

(i)	Explanation of the relationship between (expense) benefit for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that discloses the most significant information for users of the financial statements is the numeric conciliation between the tax benefit (expense) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax benefit (expense). The amounts provided by subsidiaries established outside Chile have no relative importance in the overall context.

166

Notes to the Consolidated Financial Statements December 31, 2023

Reconciliation between the tax benefit (expense) and the tax calculated by multiplying income before taxes by the Chilean corporate income tax rate.

	(Expense) Benefit
Income Tax Expense (Benefit)	As of December 31, 2023	As of December 31, 2022
	ThUS$	ThUS$
Consolidated income before taxes	2,807,018	5,486,496
Statutory Income tax rate in Chile	27%	27%
Tax expense using the statutory tax rate	(757,895)	(1,481,354)
Net effect of royalty tax payments	(6,889)	(57,500)
Tax effect of income from regular activities exempt from taxation and dividends from abroad	(1,457)	3,490
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	3,509	(11,058)
Effect due to the difference in tax rates related to abroad subsidiaries	(24,748)	(25,053)
Other tax effects of reconciliation of accounting income to tax expense	205	(737)
Tax expense using the effective tax rate	(787,275)	(1,572,212)

167

Notes to the Consolidated Financial Statements December 31, 2023

(j)	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

(i)	Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

(ii)	United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

(iii)	Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

(iv)	Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

(v)	Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

(vi)	South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

(vii)	China:

Tax returns up to 3 years old from the due date of the return can be reviewed, in special circumstances this can be extended to 5 years. When tax evasion or fraud is involved, the tax authorities will pursue the collection of tax and there is no time limit.

(viii)	South Korea:

Tax returns up to 5 years old from the due date of the return can be reviewed, but this can be extended to 7 years for cross-border transactions. Failure to file the tax return on the legal due date will result in this deadline being extended by up to 5 years and 10 years for cross-border transactions. When tax evasion or fraud is involved, it will be extended by up to 10 years and 15 years for cross-border transactions.

168

Notes to the Consolidated Financial Statements December 31, 2023

Note 27	Environment

27.1	Disclosures of disbursements related to the environment

The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy. In 2020, the company announced an ambitious Sustainable Development Plan, which establishes specific measurable internal goals that seek to make SQM a leader in sustainability around the world. The main goals proposed are:

i)	A 65% reduction in the use of fresh water by the year 2040 and 40% by 2030, with respect to BAU (Business as usual).
ii)	A 50% reduction in brine extraction from the Salar de Atacama by 2030, starting with 20% by November 2020, compared to the environmental permit.
iii)	Ensure that all our products are carbon neutral by 2040 and in the case of lithium, iodine and potassium chloride, this goal is for 2030.
iv)	Stimulate more and better instances for dialog with the communities near the operations.

During the year 2023 we have been making progress with each of these goals, starting with quarterly management of sustainability indicators and monitoring them on a quarterly basis. This has helped us to identify initiatives that help us to achieve these goals.

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Follow-up on relevant variables defined for each project enables the Company to verify the status, for example, of vegetation, flora, fauna and aquatic life in the ecosystems to protect. Follow-up plans are supported by a broad control network that includes monitoring points such as meteorological stations and wells, satellite images, plots for recording the status of vegetation and fauna, etc. The activities comprised in these plans are reported regularly to authorities based on the Company’s commitments made through resolutions that approve different SQM projects. For the specific case of the Salar de Atacama, the Company has implemented an online platform (www.sqmsenlinea.com), which enables any person to access all the environmental information compiled by the Company in keeping with its commitments.

In this context, the Company maintains environmental monitoring across the systems where it operates, which is supported by numerous studies that integrate diverse scientific efforts from prestigious research centers on a national and international level, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte.

169

Notes to the Consolidated Financial Statements December 31, 2023

27.2	Detailed information on disbursements related to the environment

The cumulative disbursements by the Company and its subsidiaries as of December 31, 2023, on investment projects associated with environmental issues that affect production processes and verify compliance with regulations and laws governing industrial processes and facilities total ThUS$ 47,025. The principal environmental expenses are as follows:

- Other environmental expenses 35%: Expenses associated with standardization, procedures, consultancy and compliance with business programs that minimize its effects on the environment.

- Environmental departments 35%: Expenses incurred by various departments on environmental verification, maintenance and control.

- Water impeller system 24%: Expenses related to developing a 400 l/s seawater impulsion system for Pampa Orcoma.

- Improvements to ME houses due to rains 6%: Costs associated with a roofing, electrical and sanitary systems replacement project in ME.

170

Notes to the Consolidated Financial Statements December 31, 2023

The main disbursements for the years by subsidiary and project are as follows:

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended December 31, 2023	Amount disbursed during the year ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
Miscellaneous	Environment - Operating Area	Environment - Operating Area	Not classified	Expense	16,326	14,955	18,349	12-31-2024
SQM S.A.	01-F000300 - Reopening of the Pampa Blanca Project - Iodide Plant	The project consists of the reopening of the Pampa Blanca iodide plant.	Sustainability: Environment and Risk Prevention	Assets	846	854	873	12-31-2024
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	The project consists of the preparation and processing of the Environmental Impact Study for Expansion of TEA and Impulsion.	Environmental processing	Assets	519	434	367	12-31-2024
SQM S.A.	01-I028200 - EIA Llamara	The project consists of the preparation and processing of the Environmental Impact Study for Llamara.	Environmental processing	Expense	422	844	377	12-31-2024
SQM S.A.	01-I028300 - Implementation PDC 2019 - Llamara sanction process	The project involves the implementation of actions committed in the PDC. The implementation considers consulting with consultants (legal, hydrogeological and in processing with PDC), studies and additional follow-up.	Sustainability: Environment and Risk Prevention	Expense	340	410	241	12-31-2024
SQM S.A.	01-I039600 - New Warehouse Iodine Stock NV	The project involves improving NV's hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.	Environmental processing	Assets	111	201	211	12-31-2024
SQM S.A.	01-I039700 - Adapting tanks for hazardous substances NV	The project involves constructing a new NV warehouse, in accordance with the Hazardous Substances Regulation DS 43.	Environmental processing	Assets	2	44	78	12-31-2024
SQM S.A.	01-I054700 - Implementation of Sustainability Project (Storm petrel protection)	The project consists of taking an inventory of the lights installed at the Nueva Victoria e Iris site with experts and design a program to replace the current lights with those recommended to prevent petrel fatalities.	Sustainability: Environment and Risk Prevention	Assets	183	219	351	12-31-2024
SQM S.A.	01-I054800 - Implementation of Tente en el Aire Project’s environmental commitments	The environmental commitments set out in the project correspond to the application of bischofite on access roads to the locality of Colonia Pintados, improvements to livestock corrals and water troughs in Bellavista, support for cultural activities, Bellavista and Colonia Pintados livestock, and other actions.	Sustainability: Environment and Risk Prevention	Expense	1,887	405	-	12-31-2023
SQM S.A.	01-I062600 - Improved lighting at NV due to environmental and security standards	Change all exterior lighting in NV plant, ensuring the material is antiexplosive and in keeping with the environmental decree.	Sustainability: Environment and Risk Prevention	Assets	5	33	53	12-31-2024
SQM S.A.	01-I063000 - Installation of solar panels for NV new laboratory	The project will install solar panels on the laboratory roof and the batteries to store energy and power lighting for the Nueva Victoria laboratory.	Sustainability: Environment and Risk Prevention	Assets	2	36	28	12-31-2024
SQM S.A.	01-P010300 - Adapting tanks for hazardous substances PV	The project involves improving the hazardous substances pond facilities at PV, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.	Environmental processing	Assets	155	71	169	12-31-2024
SQM S.A.	01-P010400 - Adapting dispatch warehouse PV	The project involves adapting the PV warehouse, in accordance with the Hazardous Substances Regulation DS 43.	Environmental processing	Assets	13	44	36	12-31-2024
Subtotal					20,811	18,550	21,133

171

Notes to the Consolidated Financial Statements December 31, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended December 31, 2023	Amount disbursed during the year ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM S.A.	01-P012000 - Setting up infrastructure for Respel, maintenance workshop	The project consists of the manufacture and installation of structures for waste separation.	Sustainability: Environment and Risk Prevention	Expense	54	4	45	12-31-2024
SQM S.A.	01-I017200 - CEDAM at Puquíos at Llamara	The project includes the commitments the Tamarugos Environmental Management Plan, which contemplates an Environmental Education Program that includes the design, construction and start-up of an Environmental Education Center (CEDAM) at Puquios de Llamara.	Sustainability: Environment and Risk Prevention	Expense	-	102	184	12-31-2024
SQM S.A.	01-I041400 - DIA New pits and stockpiles in Sur Viejo	The project includes the preparation and processing of an Environmental Impact Statement (EIS) required to obtain environmental authorization for additional surface ponds, new scrap storage areas, increased transport of nitrate-rich salts to Coya Sur and increased BF portage (AFA) from Nueva Victoria to Sur Viejo.	Environmental processing	Expense	-	45	260	12-31-2024
SQM S.A.	01-I044400 - Improve NV proprietary warehouse and offices	The project considers improving the proprietary warehouse and environmental offices in Nueva Victoria.	Sustainability: Environment and Risk Prevention	Expense	-	1	-	12-31-2023
SQM S.A.	01-F000100 - EIA Pampa Blanca Maritime Project	EIA Pampa Blanca Maritime Project	Environmental processing	Expense	97	448	768	12-31-2024
SQM S.A.	01-I050900 - Responsible Behavior	The project involves improving the NV Iodine plant sectors aligned with the CR principles in each of the principles that this requires (safety, environment, waste).	Sustainability: Environment and Risk Prevention	Expense	-	188	239	12-31-2024
SQM S.A.	01-I067800 - Construction of injection wells at Llamara	Construct 4 new injection wells, 3 at Puquio N4 and 1 at Puquio N2.	Sustainability: Environment and Risk Prevention	Assets	223	-	17	12-31-2024
SQM S.A.	01-I072300 - Environmental assessment of Llamara pipeline location modification	Environmental assessment of the location modification for part of the Llamara salt flats pipeline	Environmental processing	Assets	95	-	75	12-31-2025
SQM S.A.	01-S015900 - SQM Sustainability	SQM Sustainability	Environmental processing	Expense	-	30	500	12-31-2024
SQM S.A.	01-I063800 - SO2 gas abatement in NV plant	SO2 gas abatement in NV plant to reduce emissions by 61%.	Sustainability: Environment and Risk Prevention	Assets	209	162	159	12-31-2024
SQM S.A.	01-I066300 - Self-contained electrical back-up for Puquios de Llamara power system	Self-contained electrical back-up for Puquios de Llamara power system	Sustainability: Environment and Risk Prevention	Assets	6	-	-	12-31-2023
SIT S.A.	03-T009900 - Air quality monitoring system at Tocopilla	The project consists of the preparation of a detailed emissions inventory, particulate matter dispersion model and development of protocols. Measurement of fugitive emissions in Tocopilla Port operations and Air Quality Monitoring.	Sustainability: Environment and Risk Prevention	Assets	3	8	28	12-31-2024
SIT S.A.	03-T011800 - Mechanized Plant Automation	The objective of the project is to review and engineer all the equipment comprising this shipping circuit, conveyor belts, feeders and control system of the mechanized arm, in order to achieve automation.	Sustainability: Environment and Risk Prevention	Assets	9	8	9	12-31-2024
Subtotal					696	996	2,284

172

Notes to the Consolidated Financial Statements December 31, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended December 31, 2023	Amount disbursed during the year ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SIT S.A.	03-T012900 - Reinforced Concrete Walls in Fields 6 and 12	Undertake all civil works necessary to elevate the outside wall of field 6 to 2.1 meters to prevent product seepage between piles.	Sustainability: Environment and Risk Prevention	Assets	586	184	-	09-30-2023
SIT S.A.	03-T012400 - Port paving 2022 (paving stone levelling) Formerly Copex)	The project will purchase and install 7,500 m2 of concrete new jersey barriers to protect pedestrians, and demarcate the pedestrian traffic areas.	Sustainability: Environment and Risk Prevention	Assets	62	766	490	12-31-2024
SQM Industrial S.A.	04-F001000 - PB commitments and regularization	Obtaining sectoral permits for PB site	Environmental processing	Expense	7	-	143	12-31-2024
SQM Industrial S.A.	04-I038600 - Monitoring NV Extractions	The project considers a monitoring and transmission system for effective extractions and dynamic levels in extraction wells owned by SQM, which supply the Nueva Victoria site.	Sustainability: Environment and Risk Prevention	Assets	18	512	488	12-31-2024
SQM Industrial S.A.	04-I046900 - Pilot Floating Photovoltaic Solar Plant (FPV-SV) - Conceptual Engineering	The project considers the development of conceptual engineering studies for assessment of technical-economic feasibility for the implementation of a pilot floating photovoltaic solar plant in the Sur Viejo water ponds (FPV-SV).	Sustainability: Environment and Risk Prevention	Expense	-	11	331	12-31-2024
SQM Industrial S.A.	04-I050100 - Engineering Seawater impulsion system	The project involves constructing a 400 l/s seawater collection and impulsion system for watering the leach heap, iodide plant and evaporation pond.	Sustainability: Environment and Risk Prevention	Assets	-	316	288	12-31-2024
SQM Industrial S.A.	04-J022800 - Adaptation light pollution (DS 43) INDUSTRIAL	The project considers the installation and normalization of lighting in Coya Sur and María Elena.	Sustainability: Environment and Risk Prevention	Assets	750	941	2,512	12-31-2024
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	The project involves improving the hazardous substance pond facilities at CS and improvements to the hazardous substance storage facilities at CS and ME, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.	Environmental processing	Assets	4	60	63	12-31-2024
SQM Industrial S.A.	04-J029100 - Sustainability program support	The project includes the acquisition of equipment and machines for the separation and reuse of waste in Nueva Victoria.	Sustainability: Environment and Risk Prevention	Assets	17	139	133	12-31-2024
SQM Industrial S.A.	04-J029200 - Electric ground transportation	The project consists of an e-mobility pilot with an electric truck.	Sustainability: Environment and Risk Prevention	Assets	158	722	852	12-31-2024
SQM Industrial S.A.	04-J031700 - Standardization of Prilling and Drying Plant as per DS-43 and RCA	Switching of lights in the prilling and drying plants to comply with DS43 requirements.	Sustainability: Environment and Risk Prevention	Assets	61	129	254	12-31-2024
SQM Industrial S.A.	04-I017700 - Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V	Basic Engineering and EIA for TEA industrial area and seawater impulsion N.V	Sustainability: Environment and Risk Prevention	Assets	110	-	-	12-31-2023
SQM Industrial S.A.	04-P015300 - Standardization of well transfer lines	Disintegrate salt crusts that are embedded in brine porting lines.	Environmental processing	Assets	47	-	3	04-30-2024
Subtotal					1,820	3,780	5,557

173

Notes to the Consolidated Financial Statements December 31, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended December 31, 2023	Amount disbursed during the year ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	04-M007900 Improvements to ME houses due to rains	Replace roofing, electrical and sanitary systems	Sustainability: Environment and Risk Prevention	Assets	3,001	-	-	12-31-2023
SQM Industrial S.A.	04-I052600 – Construction of courts sales descart	The project consists of the construction of yards for waste salts.	Sustainability: Environment and Risk Prevention	Assets	-	1,440	-	12-31-2022
SQM Industrial S.A.	04-J013500 - Handling of equipment associated with PCBs	This project consists of dealing with all the oils and components that contain 50ppm or more of Polychlorobiphenyls (PCB) by 2025 at the latest.	Sustainability: Environment and Risk Prevention	Assets	-	5	233	12-31-2024
SQM Industrial S.A.	04-J015200 - Implement Economizers	The project consists of the installation of heat recovery equipment for boiler exhaust gas and the implementation of associated structural improvements.	Sustainability: Environment and Risk Prevention	Assets	-	15	23	12-31-2024
SQM Industrial S.A.	04-J015700 - Update of Closure Plans SQM Industrial S.A.	Update of Closure Plans SQM Industrial S.A.	Sustainability: Environment and Risk Prevention	Expense	-	7	34	12-31-2024
SQM Industrial S.A.	04-J015800 - Other 2019 industry regularizations	The project will prepare and process sectorial permits for favorable reports to construct in Coya Sur (CS).	Sustainability: Environment and Risk Prevention	Expense	4	13	38	12-31-2024
SQM Industrial S.A.	04-J028800 - NPT2 economizers and structural improvements	The projects consists of the mounting and implementation of economizers for NPT2 plant steam boilers.	Sustainability: Environment and Risk Prevention	Assets	-	17	268	12-31-2024
SQM Industrial S.A.	04-J029000 - Assembly of pilot solar thermal power plant	The project will implement a solar pilot plant to generate thermal energy for heating solutions in NPT3.	Sustainability: Environment and Risk Prevention	Expense	27	34	1,241	12-31-2024
SQM Industrial S.A.	04-J032700 - Purchase Maxus electric truck	A Maxus H6 truck will be purchased to study how it handles SQM roads and to assess the technical and economic feasibility of switching the entire ground fleet.	Sustainability: Environment and Risk Prevention	Assets	-	280	330	12-31-2024
SQM Industrial S.A.	04-M004300 - Industrial Waste Reduction	The project considers the removal of industrial waste to free up the sites defined for this purpose.	Sustainability: Environment and Risk Prevention	Assets	-	18	11	12-31-2024
SQM Industrial S.A.	04-M005400 - Rio Loa preventive monitoring (water and aquatic biota quality)	The project involves developing the preliminary identification studies of the mine and PV heap area, identification of intake points and layouts for the sea water impulsion line.	Sustainability: Environment and Risk Prevention	Expense	-	25	114	12-31-2024
SQM Industrial S.A.	04-M005600 - N&Y Warehouse Improvements	The project involves improving electrical facilities in the storage warehouses, repairing structures and roofs, improving patio floors, reducing waste generation.	Sustainability: Environment and Risk Prevention	Expense	-	20	17	12-31-2024
SQM Industrial S.A.	04-S022100 - Recovery of Prill Heat in CS/Electric Buses	Recovery of Prill Heat in CS/Electric Buses	Sustainability: Environment and Risk Prevention	Assets	-	163	190	12-31-2024
SQM Industrial S.A.	04-F000200 - Pampa Blanca Project Reopening – Mining/Conveyors	The project includes the reconstruction and repair of the Mine Operations Centers that treat the leaching process solutions, install the conveyor solutions at the Pampa Blanca site.	Sustainability: Environment and Risk Prevention	Assets	181	835	923	12-31-2024
Subtotal					3,213	2,872	3,422

174

Notes to the Consolidated Financial Statements December 31, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended December 31, 2023	Amount disbursed during the year ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	04-G000700 - Pampa Orcoma Seawater Impulsion	Develop a 400 l/s seawater impulsion system for Pampa Orcoma.	Sustainability: Environment and Risk Prevention	Assets	11,146	5,256	-	12-31-2023
SQM Industrial S.A.	04-I055800 - Elena 13 Energy Modificaton	The project consists of removing power lines and posts.	Sustainability: Environment and Risk Prevention	Assets	11	-	165	12-31-2024
SQM Industrial S.A.	04-I061300 - Reduction of water lost due to solar evaporation	The project will install a floating recycled polypropylene protective cover (Hexa-cover) over three water storage ponds in SV that will reduce water losses.	Sustainability: Environment and Risk Prevention	Assets	78	-	-	09-30-2023
SQM Industrial S.A.	04-I061600 - Improvements and Cleaning Nueva Victoria Industrial Yard	The project will clean two industrial yards in Nueva Victoria; the first is the operative yard, while the second is a non-standard yard.	Sustainability: Environment and Risk Prevention	Expense	148	4	79	12-31-2024
SQM Industrial S.A.	04-I062400 - NV Tarp Analytic Video	The project will install cameras to visually register drivers in the Nueva Victoria coating machine area.	Sustainability: Environment and Risk Prevention	Assets	13	6	2	12-31-2024
SQM Industrial S.A.	04-J022700 - DIA integration of Coya Sur site	The project consists of the preparation and processing of an Environmental Impact Declaration (DIA) to extend the useful life of the NPT2 plant and incorporate fuel with KNO3. Prepare and process a DIA for the expansion and updating of Coya Sur.	Environmental processing	Expense	211	126	219	12-31-2024
SQM Industrial S.A.	04-S035500 - Field and Prefeasibility Studies Green NH3 Project	FEL 1 profile study for ThUS$200, field studies for ThUS$75 and a prefeasibility study for an estimated amount of ThUS$250	Environmental processing	Assets	3	-	77	31-12-2024
SQM Industrial S.A.	04-I038200 - Well Water Efficiency - Nueva Victoria Water Resource. Etapa II	Well Water Efficiency - Nueva Victoria Water Resource. Phase II	Sustainability: Environment and Risk Prevention	Assets	21	-	-	31-12-2023
SQM Nitratos S.A.	12-I039000 - Adaptation of hazardous waste warehouse	The project contemplates making improvements to the common warehouse in Mina Oeste based on the commitments defined in the adaptation plan presented to the Health SEREMI, thereby complying with DS43.	Environmental processing	Assets	-	1	-	12-31-2022
SQM Nitratos S.A.	12-I061400 - Installation of fuel catalysts in 16 mining machines	The project involves installing catalytic converters on 16 pieces of mining equipment that could reduce CO2 emissions by 300 to 450 tons CO2eq per year.	Sustainability: Environment and Risk Prevention	Expense	-	212	216	12-31-2024
SQM Nitratos S.A.	12-I072900 - Soronal Camp	The project involves of the expansion of housing capacity at NV site	Sustainability: Environment and Risk Prevention	Assets	96	-	6,510	12-31-2024
SQM Nitratos S.A.	12-F000400 - Reopening of Pampa Blanca Project - Mine workshop	The project involves of the reopening the mine facilities of the mining project.	Sustainability: Environment and Risk Prevention	Assets	71	320	228	12-31-2024
SQM Nitratos S.A.	12-I061800 - Construction of RINP Waste Collection Sites	The project will commission two non-hazardous waste collection sites, one at the TEA Mine and the other at Entorno Nueva Victoria.	Sustainability: Environment and Risk Prevention	Assets	109	-	226	12-31-2024
SQM Potasio S.A.	14-I039400 - Adapting Pond Iris	The project involves improving Iris's hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.	Environmental processing	Assets	2	18	128	12-31-2024
Subtotal					11,909	5,943	7,850

175

Notes to the Consolidated Financial Statements December 31, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended December 31, 2023	Amount disbursed during the year ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Potasio S.A.	14-I039800 - Adapting hazardous substances warehouse IRIS	The project involves adapting the hazardous substances warehouse at the NV Iodine Plant, in accordance with Hazardous Substances Regulation DS 43.	Environmental processing	Assets	48	53	93	12-31-2024
Minera Búfalo	20-A010300 - Búfalo Project Monitoring and Follow up Commitments	The project consists of the implementation and execution of commitments acquired in the Búfalo Project environmental assessment.	Sustainability: Environment and Risk Prevention	Expense	-	99	366	12-31-2024
Orcoma Spa	16-I039100 - Sectoral Permits and compliance EIA Orcoma Project	The project consists of obtaining sectoral and environmental sectoral permits for the Orcoma Project.	Environmental processing	Expense	1,679	2,447	43	12-31-2024
SQM Salar S.A.	19-C012400 - New Disposal Salt Deposits	New Disposal Salt Deposits	Sustainability: Environment and Risk Prevention	Assets	-	4,394	-	12-31-2022
SQM Salar S.A.	19-C013700 - Thermosolar plant study	This project consists of evaluating thermal solar energy use in VPOPL operations as a replacement to fossil fuels.	Sustainability: Environment and Risk Prevention	Expense	-	5	29	12-31-2024
SQM Salar S.A.	19-C014600 - Support and Improvements to Plant Electrical Circuits and Lighting	The project consists of improving lighting in the Lithium Carbonate plant, improving electrical circuits, updating them and improving the lights.	Sustainability: Environment and Risk Prevention	Assets	-	46	109	12-31-2024
SQM Salar S.A.	19-L019800 - Paleoclimate Study Salar de Atacama	Paleoclimate Study Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	-	24	27	12-31-2024
SQM Salar S.A.	19-L024200 - Environmental and Operational Risk Analysis Study of Salar de Atacama	Environmental and Operational Risk Analysis Study of Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	-	8	66	12-31-2024
SQM Salar S.A.	19-L025800 - Energy Management System standardization	Energy Management System standardization	Sustainability: Environment and Risk Prevention	Assets	-	2	-	31-12-2022
SQM Salar S.A.	19-L028200 - Environmental Monitoring 2020	Environmental Monitoring 2020	Sustainability: Environment and Risk Prevention	Expense	-	75	16	12-31-2024
SQM Salar S.A.	19-L029800 - Adapting to DS43	Adapting to DS43	Environmental processing	Assets	-	36	-	12-31-2022
SQM Salar S.A.	19-L030100 - Compliance with Sectoral Environmental Permit 136 at Salar de Atacama site	Compliance with Sectoral Environmental Permit 136 at Salar de Atacama site	Environmental processing	Expense	-	15	-	12-31-2022
SQM Salar S.A.	19-L030200 - Removal and final disposal of non-hazardous waste at the Salar de Atacama landfill site	Removal and final disposal of non-hazardous waste at the Salar de Atacama landfill site	Sustainability: Environment and Risk Prevention	Assets	-	7	-	12-31-2022
Subtotal					1,727	7,211	749

176

Notes to the Consolidated Financial Statements December 31, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended December 31, 2023	Amount disbursed during the year ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Salar S.A.	19-L034000 - Environmental Projects EIA + EIS 2021, 2022	Environmental Projects EIA + EIS 2021, 2022	Sustainability: Environment and Risk Prevention	Assets	-	2,102	1,473	12-31-2024
SQM Salar S.A.	19-19-L035200 - Environmental and personal risk prevention	Environmental and personal risk prevention	Sustainability: Environment and Risk Prevention	Assets	-	4	84	12-31-2024
SQM Salar S.A.	19-L035600 - Energize the P reservoir wells with a medium voltage supply	This project will migrate from using generators to supply electricity, to using a medium voltage supply that can continuously support the wells.	Sustainability: Environment and Risk Prevention	Assets	39	-	75	12-31-2024
SQM Salar S.A.	L042600 - Install solar panels at the Salar camp	Install solar panels at the Salar camp	Sustainability: Environment and Risk Prevention	Assets	-	110	-	31-12-2022
SQM Salar S.A.	19-L045100 - Salt-brine interface position	Experimental testing of a new method for determining the salt-brine interface position	Sustainability: Environment and Risk Prevention	Expense	3	-	22	12-31-2024
SQM Salar S.A.	19-L046100 - EIA 2022 2023	Respond using the ICSARA addenda for projects being processed by the SEIA. Conduct environmental assessments of new initiatives, covering relevance consultations and new SEIA applications.	Sustainability: Environment and Risk Prevention	Expense	1,347	-	-	12-31-2023
SQM Salar S.A.	19-L046700 - Industrial waste management and peripheral cleaning of storage RI SdA	Manage the tire removal contract for disposal at sites authorized by resolution. Provide machines to clean the waste storage periphery and keep it in suitable environmental condition.	Sustainability: Environment and Risk Prevention	Expense	142	-	-	12-31-2023
SQM Salar S.A.	19-L046800 - Transfer of non-hazardous material to waste dump using boom truck	Provide a boom truck service to remove non-hazardous industrial waste from generating areas.	Sustainability: Environment and Risk Prevention	Expense	103	-	172	03-31-2024
SQM Salar S.A.	19-L048200 - Lithium mitigation project	Over 10,000 native trees would be needed to mitigate the emissions generated by transport between the Salar de Atacama and the El Carmen Chemical Plant. These trees would help absorb and offset CO2 emissions and reduce the environmental impact of this transport.	Environmental processing	Expense	56	-	56	12-31-2024
SQM Salar S.A.	19-L048400 - Andino camp overhaul	Rehabilitate out of service blocks and recover those that need an overhaul, due to the passage of time	Sustainability: Environment and Risk Prevention	Assets	467	-	-	12-31-2023
SQM Salar S.A.	19-S016200 - Acquisition of 2020 Hardware- Software	Acquire GHS data optimization and traceability technology.	Sustainability: Environment and Risk Prevention	Assets	2	-	5	12-31-2024
SQM Salar S.A.	19-S016400 - Implement Acquiere BD Ambiental	Implement Acquiere BD Ambiental	Sustainability: Environment and Risk Prevention	Assets	-	1	2	12-31-2024
Subtotal					2,159	2,217	1,889

177

Notes to the Consolidated Financial Statements December 31, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended December 31, 2023	Amount disbursed during the year ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Salar S.A.	19-C012800 - Capture of CO2	This project consists of taking advantage of CO2 emissions for the production and/or purification of Lithium Carbonate.	Sustainability: Environment and Risk Prevention	Assets	1,642	56	635	12-31-2024
SQM Salar S.A.	19-C016500 - Pond flowmeters and levels	This project takes responsibility for an opportunity to improve the speed of data analysis and efficiency in decision-making.	Sustainability: Environment and Risk Prevention	Assets	25	-	100	12-31-2024
SQM Salar S.A.	19-C018600 - Facility Improvements, Automation and control	The project will automate the control systems for monitoring the Lithium Carbonate plant.	Sustainability: Environment and Risk Prevention	Assets	5	2	14	12-31-2024
SQM Salar S.A.	19-C022800 – Implementation of Restrooms in TAR Plant	The project involves the implementation of definitive bathrooms in the TAR plant, which must include bathrooms, showers and a men’s and women’s changing room.	Sustainability: Environment and Risk Prevention	Assets	24	-	11	12-31-2024
SQM Salar S.A.	19-C022900 - Improved Safety Conditions in Lithium Carbonate Plant ISO 45001	The project consists of improving the conditions and operability of emergency showers in PQL and other safety devices necessary for ISO 45001 certification.	Sustainability: Environment and Risk Prevention	Assets	61	-	14	12-31-2024
SQM Salar S.A.	19-C023000 - Structural modification and compliance with standard DS43	Comply with DS43 through structural modifications and union of both warehouses, installation of new ventilation points, certifications and engineering at the Carmen Chemical Plant.	Environmental processing	Assets	398	48	433	12-31-2024
SQM Salar S.A.	19-C023500 - Compliance with standard DS594 - Li2CO3 and modification of PT construction	Comply with DS594 through structural modifications that allow the facilities to provide the sanitary conditions to support the increase in staffing at the El Carmen Lithium Chemical Plant.	Environmental processing	Assets	167	-	303	12-31-2024
SQM Salar S.A.	19-C023800 - Installation and structural adaptations L3 - DS43	Comply with DS43 through structural, electrical and access modifications and the creation of rack support for satellite carts at the Carmen Chemical Plant.	Sustainability: Environment and Risk Prevention	Assets	150	76	425	12-31-2024
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	It includes improving the current lysimeter stations and implementing new stations in important sectors that are not currently measured, with the ability to remotely transmit information.	Sustainability: Environment and Risk Prevention	Assets	23	28	19	12-31-2024
SQM Salar S.A.	19-L021400 - Environmental monitoring 2019 PSA	The project consists of implementing a 2019 environmental follow up plan, monitoring optimal compliance with current environmental provisions.	Environmental processing	Expense	-	34	21	12-31-2024
SQM Salar S.A.	19-L025300 - Compliance with health department water permit	This considers the regularization of the potable water system and the disposal of sewage waters from management.	Sustainability: Environment and Risk Prevention	Assets	73	19	92	12-31-2024
SQM Salar S.A.	19-L031300 - Global FM Compliance for Maintenance Area	This considers generating protection and backup systems to ensure reliable operation of medium voltage equipment.	Environmental processing	Expense	40	55	190	12-21-2024
SQM Salar S.A.	19-L034700 - Electrification of Ponds- Stage III (15 ponds)	The project seeks to electrify the 15 wells medium-tension line, decreasing the use of generators that cause a greater impact in terms of CO2 emissions, diesel fuel consumption and maintenance costs.	Sustainability: Environment and Risk Prevention	Assets	28	64	42	12-31-2024
Subtotal					2,636	382	2,299

178

Notes to the Consolidated Financial Statements December 31, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended December 31, 2023	Amount disbursed during the year ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Salar S.A.	19-L035100 - MOP G III Critical equipment overhaul	This project consists of the overhaul of collectors 4 and 5 and includes both equipment and associated ductwork.	Sustainability: Environment and Risk Prevention	Expense	3	58	59	12-31-2024
SQM Salar S.A.	19-S013400 - Online monitoring	The project involves showing information online regarding extractions and reinjections from the Salar. Additionally, it includes biotic and hydrogeological information to show authorities and the community the actions implemented by SQM for the environmental variable it has committed to.	Sustainability: Environment and Risk Prevention	Expense	223	151	127	12-31-2024
SQM Salar S.A.	19-L042300 - Energy Efficiency Project in Wells with Direct Start and Regulation	Energy efficiency in wells with direct start and regulation, reducing energy consumption, operating costs and CO2 emissions into the environment.	Sustainability: Environment and Risk Prevention	Assets	40	38	26	12-31-2024
SQM Salar S.A.	19-L042400 - SdA Sustainability - Solar Energy	The project will install solar systems, renewable energy systems and reduce consumption by implementing energy efficiency systems.	Sustainability: Environment and Risk Prevention	Assets	62	240	238	12-31-2024
SQM Salar S.A.	19-L042900 - Organization, Removal and Cleaning of SdA Industrial Waste Deposit	Organization, Removal and Cleaning of Salar de Atacama Industrial Waste Deposit.	Sustainability: Environment and Risk Prevention	Assets	231	41	179	12-31-2024
SQM Salar S.A.	19-L045400 - New DEL technologies	Monitor new direct lithium extraction (DLE) technologies that resolve the new challenges and demands, which include solvent extraction, ion exchange, adsorption and nanofiltration.	Environmental processing	Assets	98	-	52	06-30-2025
SQM Salar S.A.	19-L045600 - Brine Water Reclamation Project Phase II	Design, build and operate a pilot plant that uses solar energy to evaporate SQM brine, which can recover at least 90% of the evaporated water and comply with the chemical specifications that apply to the water and the concentrated brine.	Environmental processing	Assets	96	-	4	12-31-2024
SQM Salar S.A.	19-L048500 - Andino paddle courts	Provide the Andean camp with 2 paddle tennis courts	Sustainability: Environment and Risk Prevention	Assets	198	-	2	12-31-2024
SQM Salar S.A.	19-L048600 - Andean camp electrical certification	Modify the electrical system for the penultimate stage of the blocks to achieve SEC certification	Environmental processing	Expense	385	-	15	12-31-2024
SQM Salar S.A.	19-L031700 - Standardization of Light Emitting Sources DS N°43	Standardization of Light Emitting Sources DS N°43	Environmental processing	Assets	-	735	-	12-31-2022
SQM Salar S.A.	19-L032300 - Hydrogeology EIA 2021	Hydrogeology EIA 2021	Sustainability: Environment and Risk Prevention	Assets	-	752	984	12-31-2024
Subtotal					1,336	2,015	1,686

179

Notes to the Consolidated Financial Statements December 31, 2023

Parent Company or Subsidiary	Project	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the year ended December 31, 2023	Amount disbursed during the year ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Salar S.A.	19-S016300 - Consultancy 2020	The project contains measurement methodology for different terrain parameters and subsequent conceptual modeling.	Sustainability: Environment and Risk Prevention	Assets	3	81	79	12-31-2024
SQM Salar S.A.	19-S016900 - Monitoring water-vegetation dynamics in the Aguas de Quelana sector	The project seeks to improve understanding of the dynamic between vegetation and water bodies in the Aguas de Quelana sector by applying spectral indicators with high resolution satellite images.	Sustainability: Environment and Risk Prevention	Assets	34	-	36	12-31-2024
SQM Salar S.A.	19-S021500 - SK Improvements -1300 2021	The project includes improvements to practices and reportability under the SK-1300 international standard to maintain the standard for audits and to fulfill annual SEC requirements	Environmental processing	Expense	1	9	17	12-31-2024
SQM Salar S.A.	19-C029100 - Purchase of electric Volvo FH truck.	An electromobility pilot using an electric truck to transport lithium solution.	Sustainability: Environment and Risk Prevention	Assets	390	-	75	12-31-2025
SQM Salar S.A.	19-L047700 - Expansion of the Salar de Atacama Interplant camp	Expansion of the Salar de Atacama Interplant camp	Sustainability: Environment and Risk Prevention	Assets	267	-	1,033	12-31-2024
SQM Salar S.A.	19-S024200 - LCA Lithium Upgrade	The project consists of developing an LCA to understand the water footprint, considering the need to validate this information with third parties.	Sustainability: Environment and Risk Prevention	Expense	23	124	103	12-31-2024
Subtotal					718	214	1,343
Total					47,025	44,180	48,212

180

Notes to the Consolidated Financial Statements December 31, 2023

Note 28 Events occurred after the reporting date

28.1	Authorization of the financial statements

The Company and its subsidiaries’ consolidated financial statements have been prepared in accordance with IFRS for the year ended December 31, 2023, and they were approved for issue by the Board of Directors on February 28, 2024.

28.2	Disclosures on events occurring after the reporting date

(a)	On January 13, 2024, the Company reported the stoppage of operations at the Salar de Atacama mine.

(b)	On January 15, 2024, the Company reported that operations were resumed at the Salar de Atacama mine.

(c)	On February 28, 2024, the Company reported that its Board of Directors agreed (a) to call an annual general meeting of shareholders for April 25, 2024, and (b) to call an extraordinary meeting of shareholders for Thursday, March 21, 2024, to report on (i) the status of negotiations between the Company and Codelco, as described in the Memorandum of Understanding reported as a Material Event on December 27, 2023, (ii) the measures and contracts that are expected as a result of this Memorandum of Understanding, and (iii) any other associated issues.

Management is not aware of any significant events that occurred between December 31, 2023 and the date of issuance of these consolidated financial statements that may significantly affect them.

181

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: April 1, 2024	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO